As filed with the Securities and Exchange Commission on March 24, 2011

Registration No. 333- ________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BRIDGE BANCORP, INC.

(Exact name of registrant as specified in its charter)

New York	6712	11-2934195
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

2200 Montauk Highway

Bridgehampton, New York 11932

(631) 537-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Kevin M. O’Connor

2200 Montauk Highway

Bridgehampton, New York 11932

(631) 537-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Agent for Service)

Copies to:

John J. Gorman, Esq. Marc P. Levy, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 Phone: (202) 274-2000	Linda Oldfield, Esq. Harris Beach PLLC 99 Garnsey Road Pittsford, New York 14534 Phone: (585) 419-8627

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐        Accelerated filer ☒     Non-accelerated filer ☐              Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	335,000 shares (1)	6.35 (2)	$2,127,250 (2)	$247

(1)                                  Represents the maximum number of shares of Bridge Bancorp, Inc. common stock that may be issued in connection with the proposed merger to which this Registration Statement relates.

(2)                                  Pursuant to Rule 457(f), the registration fee was computed on the basis of $6.35, the book value of the common stock of Hamptons State Bank to be exchanged or cancelled in the merger, computed in accordance with Rule 457(c) multiplied by the number of shares of common stock of Hamptons State Bank that may be received by the Registrant and/or cancelled upon consummation of the merger.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the shares of Bridge Bancorp, Inc. common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement become effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS DATED MARCH 24, 2011, SUBJECT TO COMPLETION

[HAMPTONS STATE BANK LOGO]

To the Shareholders of Hamptons State Bank:

A Merger Proposal — Your Vote Is Very Important

On February 8, 2011, the board of directors of Hamptons State Bank unanimously approved a merger agreement among Hamptons State Bank, Bridge Bancorp, Inc. and The Bridgehampton National Bank pursuant to which Hamptons State Bank will be merged with and into The Bridgehampton National Bank.  Following the effective date of the merger, the separate existence of Hamptons State Bank will cease.  Hamptons State Bank is sending you this document to ask you to vote on the adoption of the merger agreement with Bridge Bancorp, Inc. and The Bridgehampton National Bank

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Hamptons State Bank common stock will be converted into the right to receive 0.3434 share of Bridge Bancorp common stock, subject to adjustment as described in the merger agreement and this document. The value of the merger consideration will fluctuate with the market price of Bridge Bancorp, Inc.’s common stock and will not be adjusted to reflect stock price changes prior to the closing.  Based on the closing price of Bridge Bancorp, Inc.’s common stock on the Nasdaq Global Select Market on February 7, 2011, the last trading day before public announcement of the merger agreement, the 0.3434 exchange ratio represented approximately $7.85 in value for each share of Hamptons State Bank’s common stock.  Based on the closing price of Bridge Bancorp’s common stock on           , 2011, the 0.3434 exchange ratio represented approximately [        ] in value for each share of Hamptons State Bank’s common stock.  You should obtain current stock price quotations for Bridge Bancorp, Inc.’s common stock.  Bridge Bancorp common stock trades on the Nasdaq Global Select Market under the symbol “BDGE”. Hamptons State Bank common stock is privately held by approximately 300 shareholders of record.

Your board of directors has unanimously determined that the merger and the merger agreement are fair and in the best interests of Hamptons State Bank and its shareholders and unanimously recommends that you vote “FOR” adoption of the merger agreement.  The merger cannot be completed unless two-thirds of the issued and outstanding shares of common stock of Hamptons State Bank vote to adopt the merger agreement.  Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope.  If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement.  If you fail to vote, or you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as voting “AGAINST” the merger agreement.

This proxy statement-prospectus gives you detailed information about the special meeting of shareholders to be held on [Hamptons Meeting Date], the merger and other related matters. You should carefully read this entire document, including the appendices.  In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page 13.

On behalf of the board of directors, I thank you for your prompt attention to this important matter.

Ronald M. Krawczyk
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete.  Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated [Prospectus Date], and is first being mailed on or about [Mail Date].

HAMPTONS STATE BANK

243 WINDMILL LANE

P.O. BOX 5037

SOUTHAMPTON, NEW YORK 11969

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [Hamptons Meeting Date]

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Hamptons State Bank will be held at the Bank’s headquarters at 243 Windmill Lane, Southampton, New York 11969, at                 New York time, on [Hamptons Meeting Date], for the following purposes:

1.         To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger by and among Bridge Bancorp, Inc., The Bridgehampton National Bank and Hamptons State Bank, dated as of February 8, 2011, and the transactions contemplated by the merger agreement, as discussed in the attached proxy statement-prospectus.

2.         To transact any other business that properly comes before the special meeting of shareholders, or any adjournments or postponements of the special meeting, including, without limitation, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

The proposed merger is described in more detail in this proxy statement-prospectus, which you should read carefully in its entirety before voting.  A copy of the merger agreement is attached as Appendix A to this document.  Only Hamptons State Bank shareholders of record as of the close of business on [Record Date], are entitled to notice of and to vote at the special meeting of shareholders or any adjournments of the special meeting.

Your vote is very important.  To ensure your representation at the special meeting of shareholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed.  This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs.  Your proxy may be revoked at any time before it is voted.

You are entitled to dissent to the merger and receive payment for your shares under Section 6022 of the New York Banking Law.  Any shareholder who wishes to exercise these rights must strictly comply with the procedures described in the accompanying proxy statement, including: (1) delivering to Hamptons State Bank, before the vote on the merger agreement is taken at the special meeting of shareholders, written objection to the merger, and the intent to demand payment for his, her, or its shares if the merger agreement is approved; (2) not voting such shareholder’s shares in favor of approval of the merger agreement; (3) continuing to hold such shareholder’s Hamptons State Bank stock from the date of demand through the effective date of the merger; and (4) strictly complying with all of the procedures required under Section 6022 of the New York Banking Law.  We have included a copy of Section 6022 of the New York Banking Law as Appendix C to the accompanying proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS

Stanley J. Glinka
Southampton, New York	Vice President and Corporate Secretary
[Mail Date]

HAMPTONS STATE BANK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS.

DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD.  UNDER SEPARATE COVER, WHICH WILL BE SENT FOLLOWING THE CLOSING OF THE MERGER, YOU WILL RECEIVE INSTRUCTIONS FOR DELIVERING YOUR STOCK CERTIFICATES.

WHERE YOU CAN FIND MORE INFORMATION

Bridge Bancorp, Inc. files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.  You may obtain copies of these documents by mail from the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the public reference room.  In addition, Bridge Bancorp, Inc. files reports and other information with the Securities and Exchange Commission electronically, and the Securities and Exchange Commission maintains a web site located at http://www.sec.gov containing this information.

This document incorporates by reference important business and financial information about Bridge Bancorp, Inc. from documents that are not included in or delivered with this proxy statement-prospectus. These documents are available without charge to you upon written or oral request at the applicable company’s address and telephone number listed below:

Bridge Bancorp, Inc.

2200 Montauk Highway

Bridgehampton, New York 11932

Attention:  Howard Nolan

Senior Executive Vice President and Chief Administrative and Financial Officer

Additional information about Hamptons State Bank may be obtained by contacting Stanley J. Glinka, Vice President and Corporate Secretary, 243 Windmill Lane, Box 5037, P.O. Box 5037, Southampton, New York 11969, (631) 287-9500.

To obtain timely delivery, you must request the information no later than                    , 2011.

Bridge Bancorp, Inc. has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission up to 335,000 shares of Bridge Bancorp common stock. This document is a part of that registration statement.  As permitted by Securities and Exchange Commission rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement.  You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth above.  Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.  This document incorporates by reference documents that Bridge Bancorp and has previously filed with the Securities and Exchange Commission.  They contain important information about the companies and their financial condition. See “Incorporation of Certain Documents by Reference” on page 55.

Bridge Bancorp common stock is traded on the Nasdaq Select Market under the symbol “BDGE.” Hamptons State Bank common stock is privately held by approximately 300 shareholders.

i

APPENDICES

A.	Agreement and Plan of Merger by and among Bridge Bancorp, Inc., The Bridgehampton National Bank, and Hamptons State Bank, dated as of February 8, 2011	A-1
B.	Opinion of Sandler O’Neill & Partners, L.P.	B-1
C.	Dissenters’ Rights pursuant to Section 6022 of the New York Banking Law	C-1

QUESTIONS AND ANSWERS ABOUT VOTING AT THE
HAMPTONS STATE BANK SPECIAL MEETING OF SHAREHOLDERS

The following are answers to certain questions that you may have regarding the special meeting.  We urge you to read carefully the remainder of this document because the information in this section may not provide all that might be important to you in determining how to vote.  Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

WHAT ARE HOLDERS OF HAMPTONS STATE BANK COMMON STOCK BEING ASKED TO VOTE ON?

A.        Holders of Hamptons State Bank common stock are being asked to vote on the adoption of the merger agreement by and among Bridge Bancorp, Inc.  The Bridgehampton National Bank and Hamptons State Bank, dated as of February 8, 2011 (the “Merger Agreement”), pursuant to which Hamptons State Bank will be merged with and into Bridgehampton National Bank (the “Merger”) and to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of adoption of the Merger Agreement.

Q:         WHAT DO I NEED TO DO NOW?

A:         After you have carefully read this document, you may vote using the internet at the address shown on your proxy card, or by telephone using the number on your proxy card or by completing, signing, dating and returning your proxy card in the enclosed prepaid return envelope as soon as possible.  This will enable your shares to be represented and voted at the special meeting.

Q:         WHY IS MY VOTE IMPORTANT?

A:         The Merger Agreement must be adopted by two-thirds of the issued and outstanding shares of Hamptons State Bank common stock.  A failure to vote will have the same effect as a vote against the Merger Agreement.

Q:         IF MY BROKER HOLDS MY SHARES IN “STREET NAME” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A:         No.  Your broker will not be able to vote your shares without instructions from you.  You should instruct your broker to vote your shares, following the instructions your broker provides.

Q:         WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A:         If you fail to instruct your broker to vote your shares, the broker will submit an unvoted proxy (a broker non-vote) as to your shares.  Broker non-votes will count toward a quorum at the special meeting.  However, broker non-votes will not count as a vote with respect to the Merger Agreement, and therefore will have the same effect as a vote against the Merger Agreement.

Q:         CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:         Yes.  All shareholders are invited to attend the special meeting.  Shareholders of record can vote in person at the special meeting by executing a proxy card.  If a broker holds your shares in street name, then you are not the shareholder of record and you must ask your broker how you can vote your shares at the special meeting.

Q:         CAN I CHANGE MY VOTE?

A:         Yes.  If you have not voted through your broker, you can change your vote after you have sent in your proxy card by:

•                  providing written notice to the Secretary of Hamptons State Bank;

•                  submitting a new proxy card or voting by telephone or internet (any earlier proxies will be revoked automatically); or

•                  attending the special meeting and voting in person.  Any earlier proxy will be revoked.  However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q:         SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:         Please DO NOT send your stock certificates with your proxy card.  Instructions will be sent to you under separate cover following completion of the Merger.

Q:         WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:         Bridge Bancorp, The Bridgehampton National Bank and Hamptons State Bank currently expect to complete the Merger in the beginning of the third quarter of 2011, assuming all of the conditions to completion of the Merger have been satisfied.

Q:         WHAT WILL SHAREHOLDERS OF HAMPTONS STATE BANK RECEIVE IN THE MERGER?

A:         If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding share of Hamptons State Bank common stock will be converted into the right to receive 0.3434 shares of Bridge Bancorp common stock for each share of Hamptons State Bank common stock, subject to adjustment as described in the Merger Agreement and in this document.

Q:         WHOM SHOULD I CALL WITH QUESTIONS?

A:         You should direct any questions regarding the special meeting of shareholders or the Merger to Stanley J. Glinka, Vice President and Corporate Secretary, Hamptons State Bank, 243 Windmill Lane, P.O. Box 5037, Southampton, New York 11969, (631) 287-9500.

SUMMARY

Hamptons State Bank, Bridge Bancorp, Inc. and The Bridgehampton National Bank have approved, subject to the approval of Hamptons’ shareholders, a Merger Agreement, pursuant to which Hamptons State Bank will merger with and into Bridgehampton National Bank, and Hamptons State Bank will cease to exist as a separate entity.  This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the Merger Agreement. In addition, we incorporate by reference important business and financial information about Bridge Bancorp, Inc into this document. For a description of this information, see “Incorporation of Certain Documents by Reference” on page 55. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on the inside front cover of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

This document, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to: (i) statements of goals, intentions and expectations; (ii) statements regarding business plans, prospects, growth and operating strategies; (iii) statements regarding the asset quality of loan and investment portfolios; (iv) statements regarding estimates of risks and future costs and benefits; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning.  These forward-looking statements are based on current beliefs and expectations of the management of Bridge Bancorp, The Bridgehampton National Bank and Hamptons State Bank and are inherently subject to significant business, economic and competitive uncertainties and contingencies, including those described in the section entitled “Risk Factors,” many of which are beyond the control of Bridge Bancorp, The Bridgehampton National Bank and Hamptons State Bank. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. See “Forward—Looking Statements” on page 56.

THE MERGER

The Merger Agreement is attached to this document as Appendix A.  We encourage you to read this agreement carefully, as it is the legal document that governs the merger of Hamptons State Bank with and into The Bridgehampton National Bank.

Parties to the Merger

Bridge Bancorp, Inc. (page 19)

The Bridgehampton National Bank

Bridge Bancorp, Inc. (“Bridge”) is a bank holding company engaged in commercial banking and financial services through its wholly owned subsidiary, The Bridgehampton National Bank (“Bridgehampton Bank”).  Established in 1910, Bridgehampton Bank, with assets of approximately $1.0 billion, total deposits of approximately $917.0 million and stockholders’ equity of approximately $65.7 million as of December 31, 2010, and a primary market area of the North and South Forks of Eastern Long Island, extending westward into Brookhaven and Babylon Towns, operates 19 retail branch locations.  Through this branch network and its electronic delivery channels, it provides deposit and loan products and financial services to local businesses, consumers and municipalities.  Title insurance services are offered through Bridgehampton Bank’s wholly owned subsidiary, Bridge Abstract.  Bridge Investment Services, a division of Bridgehampton Bank, offers financial planning and investment consultation.

The principal executive office of Bridge is located at 2200 Montauk Highway, Bridgehampton, New York 11932 and the telephone number is (631) 537-1000.

Hamptons State Bank (page 19)

Founded in 1997 and headquartered in Southampton, New York, Hamptons State Bank (“Hamptons”) serves its customers through a single office and offers a variety of financial products for customers, businesses, and non-profit organizations. As of December 31, 2010, Hamptons’ total assets, deposits, and net loans were approximately $68 million, $57 million, and $40 million, respectively.  Hamptons’ principal executive office is located at 243 Windmill Lane, Southampton, New York 11969 and the telephone number is (631) 287-9500.

What Hamptons State Bank Shareholders Will Receive In the Merger (page 19)

If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding share of Hamptons State Bank common stock will be converted into the right to receive 0.3434 shares of Bridge common stock, which is referred to as the exchange ratio.  In the event of certain decreases in the stock price of Bridge, as described in the Merger Agreement and this document, Hamptons State Bank may elect to terminate the Merger Agreement unless Bridge elects to increase the exchange ratio.

Material United States Federal Income Tax Consequences of the Merger (page 44)

Bridge and Hamptons State Bank will not be required to complete the Merger unless each receives a legal opinion from its respective counsel to the effect that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to your shares of Hamptons State Bank common stock upon receiving shares of Bridge common stock in the Merger, except with respect to any cash received in lieu of a fractional share interest in Bridge common stock.

You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page 44 for a more complete discussion of the federal income tax consequences of the Merger. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the Merger to you.

Your Board of Directors Unanimously Recommends Shareholder Adoption of the Merger (page 22)

Hamptons State Bank’s board of directors after careful review and consideration of the terms of the Merger Agreement, unanimously approved the Merger Agreement and all directors have agreed to vote shares of Hamptons State Bank stock they own as of the record date in favor of the adoption of the Merger Agreement. Hamptons State Bank’s board of directors believes that the Merger and the Merger Agreement are fair to and in the best interests of Hamptons State Bank and its shareholders and unanimously recommends that you vote “FOR” approval and adoption of the Merger Agreement. See

“Hamptons State Bank’s Reasons for the Merger; Recommendation of Hamptons State Bank’s Board of Directors.”

Opinion of Hamptons State Bank’s Financial Advisor (page 23 and Appendix B)

On February 8, 2011, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) rendered its opinion to the board of directors of Hamptons State Bank that as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Hamptons State Bank’s common shareholders.  The full text of Sandler O’Neill’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Appendix B.  Hamptons State Bank shareholders are urged to read the opinion in its entirety.  Sandler O’Neill’s written opinion is addressed to the board of directors of Hamptons State Bank, is directed only to the exchange ratio in the Merger and does not constitute a recommendation as to how any holder of Hamptons State Bank common stock should vote with respect to the Merger or any other matter.

Special Meeting of Shareholders of Hamptons State Bank (page 17)

Hamptons State Bank will hold a special meeting of its shareholders on [Hamptons Meeting Date], at               , New York time, at                                                                .  At the special meeting of shareholders, you will be asked to vote to approve and adopt the Merger Agreement.

You may vote at the special meeting of shareholders if you owned shares of Hamptons State Bank common stock at the close of business on the record date, [Record Date].  On that date, there were               shares of Hamptons State Bank common stock outstanding and entitled to vote at the special meeting of shareholders. You may cast one vote for each share of Hamptons State Bank common stock you owned on the record date.

Even if you expect to attend the special meeting of shareholders, Hamptons State Bank recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Shareholder Vote Required (page 18)

Approval and adoption of the Merger Agreement requires the affirmative vote of two-thirds of the holders of the shares of Hamptons State Bank common stock issued and outstanding on the record date.  A failure to vote or an abstention will have the same effect as a vote against the Merger.  As of the record date, directors and executive officers of Hamptons State Bank beneficially owned              shares of Hamptons State Bank common stock entitled to vote at the special meeting of shareholders.  This represents approximately       % of the total votes entitled to be cast at the special meeting of shareholders. These individuals have agreed to vote “FOR” adoption of the Merger Agreement.

Holders of Hamptons State Bank Common Stock Have Dissenters Rights (page 35 and Appendix C)

The holders of Hamptons State Bank common stock are entitled to dissent from approval of the Merger and to receive the fair value of the shares if the Merger is consummated provided they follow certain procedures.  These procedures are described at page 35 in the section “Rights of Dissenting Shareholders” and set forth in Appendix C hereto.

Interests of Hamptons State Bank’s Directors and Officers In the Merger That Are Different From Yours (page 36)

In considering the recommendation of the board of directors of Hamptons State Bank to adopt the Merger Agreement, you should be aware that officers and directors of Hamptons State Bank have compensation agreements or plans that give them interests in the Merger that are somewhat different from, or in addition to, their interests as Hamptons State Bank shareholders. These interests and agreements include:

•         a consulting and non-competition agreement for Ronald M. Krawczyk, our President and Chief Executive Officer, which provides for aggregate payments of $166,000;

•         retention agreements with three of our officers which provide for a payment of $10,000 to each officer provided that such officer remains employed on the effective date of the Merger; and

•         the rights of Hamptons State Bank’s officers and directors to indemnification and directors’ and officers’ liability insurance.

Regulatory Approvals Required For the Merger (page 40)

The Merger cannot be completed without the prior approval of the Office of the Comptroller of the Currency.  Bridgehampton Bank is in the process of seeking this approval.  While Bridgehampton Bank does not know of any reason why it would not be able to obtain the necessary approvals in a timely manner, Bridgehampton Bank cannot assure you that this approval will occur or what the timing may be or that this approval will not be subject to one or more conditions that affect the advisability of the Merger.

Conditions to the Merger (page 39)

Completion of the Merger depends on a number of conditions being satisfied or waived, including the following:

•                  Hamptons State Bank shareholders must have adopted the Merger Agreement;

•                  the representations and warranties of the parties to the Merger Agreement must be, subject to certain limited exceptions, true and correct except to the extent that the failure of the representations and warranties to be so true and correct do not have and are not reasonably expected to have, individually or in the aggregate, a material adverse effect on Hamptons State Bank or Bridge, as appropriate;

•                  the receipt of all regulatory approvals and other necessary approvals of governmental entities (other than those the failure of which to obtain would not cause a material adverse effect), including the Office of the Comptroller of the Currency and all statutory waiting periods must have expired;

•                  there must be no statute, rule, regulation, order, injunction or decree in existence which prohibits or makes completion of the Merger illegal;

•                  there must be no litigation, statute, law, regulation, order or decree by which the Merger is restrained or enjoined;

•                  Bridge’s registration statement filed with the Securities and Exchange Commission of which this document is a part shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•                  the shares of Bridge common stock to be issued to Hamptons State Bank shareholders in the Merger must have been approved for listing on the Nasdaq Global Select Market and such shares must be delivered to the exchange agent before the closing date of the transaction;

•                  Bridge and Hamptons State Bank must each have received a legal opinion from its respective counsel that the Merger will qualify as a tax-free reorganization under United States federal income tax laws; and

•                  all necessary third party consents shall have been obtained.

Bridge may terminate the Merger Agreement if holders of more than 15% of Hamptons State Bank’s common stock exercise their right to dissent from approving the Merger and instead demand the fair value of their shares.

Although Bridge anticipates the closing will occur during the third quarter of 2011, because the satisfaction of certain of these conditions is beyond our control, Bridge cannot be certain when, or if, the conditions to the Merger will be satisfied or waived or whether the Merger will be completed.

No Solicitation (page 41)

Subject to certain exceptions, Hamptons State Bank has agreed not to initiate, solicit, induce or knowingly encourage any inquiries or the making of any proposal or offer from any third party relating to an acquisition of Hamptons State Bank, or enter into an agreement relating to an acquisition proposal by a third party. Notwithstanding these restrictions, however, the Merger Agreement provides that, under specified circumstances, in response to an unsolicited acquisition proposal or inquiry from a third party which, in the good faith judgment of the Hamptons State Bank board of directors, is or reasonable likely to result in a proposal which is superior to the Merger with Bridge.  Hamptons State Bank may furnish information regarding Hamptons State Bank and participate in discussions and negotiations with such third party.

Termination of the Merger Agreement (page 42)

Bridge and Hamptons State Bank may mutually agree at any time to terminate the Merger Agreement without completing the merger, even if the Hamptons State Bank shareholders have approved it.  Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including if the Merger is not consummated by September 30, 2011, if the required regulatory approval is not received or if the shareholders of Hamptons State Bank do not approve the Merger.  In addition, either party may terminate the Merger Agreement if there is a breach of the agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured within 30 days of the notice of breach (provided that the terminating party is not then in material breach of the Merger Agreement).  In addition, Hamptons State Bank may terminate the Merger Agreement if Bridge’s stock price falls below thresholds set forth in the Merger Agreement and Bridge does not increase the exchange ratio pursuant to a prescribed formula or, under certain limited circumstances, if Hamptons State Bank has received a proposal which its board of directors determines is superior to the Merger with Bridge.

Termination Fee (page 44)

If the Merger is terminated pursuant to specified situations in the Merger Agreement (and Hamptons State Bank accepts a “superior proposal,” as defined in the Merger Agreement, or enters into an acquisition proposal under certain circumstances), Hamptons State Bank may be required to pay a termination fee to Bridge of $275,000, plus expenses.  Hamptons State Bank agreed to this termination fee arrangement in order to induce Bridge to enter into the Merger Agreement.  The termination fee requirement may discourage other companies from trying or proposing to combine with Hamptons State Bank before the Merger is completed.

Comparison of Shareholders’ Rights (page 47)

The rights of Hamptons State Bank shareholders who continue as Bridge shareholders after the Merger will be governed by New York corporate law and the certificate of incorporation and bylaws of Bridge rather than by New York banking law and the certificate of incorporation and bylaws of Hamptons State Bank.

SELECTED HISTORICAL FINANCIAL DATA FOR BRIDGE BANCORP, INC. AND FOR
HAMPTONS STATE BANK

Bridge Bancorp, Inc.

The following tables set forth selected consolidated historical financial and other data of Bridge for the periods and as of the dates indicated.

	As of or for the Years Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands, except per share data)
Selected financial condition data:
Total assets	$1,028,456	$897,257	$839,059	$607,424	$573,644
Loans, net	495,563	441,993	425,730	372,282	323,485
Securities available for sale:
Mortgage-backed	234,141	218,368	231,973	120,445	119,970
Other	89,398	87,744	78,722	66,939	82,620
Securities held to maturity	147,965	77,424	43,444	5,836	9,444
Securities, restricted	1,284	1,205	3,800	2,387	878
Deposits	916,993	793,538	659,085	508,909	504,412
Borrowings	37,372	31,002	115,900	42,000	18,600
Shareholders’ equity	$65,720	$61,855	$56,139	$51,109	$45,539
Common shares outstanding	6,364,656	6,261,216	6,184,080	6,111,802	6,078,565

Selected operations data:
Interest income	$44,899	$43,368	$39,620	$35,864	$32,030
Interest expense	7,740	7,815	9,489	10,437	8,337
Net interest income	37,159	35,553	30,131	25,427	23,693
Provision for loan losses	3,500	4,150	2,000	600	85
Net interest income after provision for credit losses	33,659	31,403	28,131	24,827	23,608
Noninterest income	7,433	6,174	6,064	5,678	4,413
Noninterest expense	27,879	24,765	21,157	18,168	16,002
Income before income taxes	13,213	12,812	13,038	12,337	12,019
Income taxes	4,047	4,049	4,288	4,043	3,851
Net income	$9,166	$8,763	$8,750	$8,294	$8,168

Stock and related per share data:
Earnings per common share:
Basic	$1.45	$1.41	$1.42	$1.36	$1.33
Diluted	1.45	1.41	1.42	1.36	1.33
Cash dividends	0.92	0.92	0.92	0.92	0.92
Book value	10.33	9.88	9.08	8.36	7.51
Market Price (NASDAQ: BDGE):
High	$27.11	$29.25	$24.00	$25.05	$26.65
Low	20.33	17.50	17.75	23.25	23.75
Close	$24.65	$24.04	$18.50	$24.30	$24.00

	As of or for the Years Ended December 31,
	2010	2009	2008	2007	2006
Selected financial ratios and other data:	(In thousands, except per share data)
Performance ratios
Return on average assets	0.95%	1.06%	1.24%	1.38%	1.49%
Return on average equity	15.29	15.58	16.29	17.47	17.68
Net interest rate spread	3.91	4.28	4.01	3.60	3.80
Net interest margin	4.22	4.69	4.70	4.69	4.78
As a percentage of average assets:
Noninterest income	0.77%	0.75%	0.86%	0.95%	0.80%
Noninterest expense	2.87	3.00	3.00	3.03	2.91
Efficiency ratio	62.32%	58.44%	56.85%	56.72%	55.01%
Dividend payout ratio	63.42	65.43	64.74	67.67	68.98

Capital ratios:
Total risk-based capital	13.7%	14.5%	11.1%	12.1%	12.6%
Tier 1 risk-based capital	12.4	13.4	10.3	11.5	11.9
Tier 1 (core) capital	7.9	8.6	6.9	8.4	8.3
Ratio of shareholders’ equity to total assets	6.4	6.9	6.7	8.4	7.9

Asset quality ratios:
Total nonaccruing loans	$6,725	$5,891	$3,068	$229	$423
Other nonperforming assets	—	—	—	—	—
Allowance for loan losses	8,497	6,045	3,953	2,954	2,512
Net loan (charge-offs) recoveries	(1,048)	(2,058)	(1,001)	(158)	44

Total nonaccruing loans to total loans	1.33%	1.32%	0.71%	0.06%	0.13%
Total nonperforming assets as a percentage of total assets	0.65	0.66	0.37	0.04	0.07
Allowance for credit losses to nonaccruing loans	126.35	102.61	128.85	1,289.96	593.85
Allowance for credit losses to total loans	1.69	1.35	0.92	0.79	0.77
Net (charge-offs) recoveries to average loans	(0.23)	(0.47)	(0.25)	(0.05)	0.01

Other data:
Number of banking centers	19	16	14	14	13
Full time equivalent employees	196	179	147	139	131

Hamptons State Bank

The following tables set forth selected historical financial data of Hamptons State Bank for the periods and at the dates indicated.

	As of or for the Years Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands, except per share data)
Selected financial condition data:
Total assets	$	$62,790	$60,709	$57,594	$55,128
Loans, net		42,694	43,667	37,050	31,794
Securities available for sale:
Mortgage-backed		1,374	2,255	2,766	3,433
Other		14,142	9,222	14,040	15,743
Securities held to maturity		—	—	—	—
Securities, restricted		—	—	—	—
Deposits		53,720	50,287	50,400	49,554
Borrowings		3,700	5,400	2,500	1,000
Shareholders’ equity	$	$4,508	$4,534	$4,270	$4,110
Common shares outstanding		700,000	700,000	700,000	700,000

Selected operations data:
Interest income	$	$3,253	$3,348	$3,533	$3,140
Interest expense		801	1,192	1,564	1,146
Net interest income		2,452	2,156	1,969	1,994
Provision for loan losses		194	140	45	3
Net interest income after provision for credit losses		2,258	2,016	1,924	1,991
Noninterest income		283	301	342	228
Noninterest expense		2,493	2,306	2,293	2,320
Income before income taxes		48	11	(27)	(101)
Income taxes		23	24	—	—
Net income	$	$25	$(13)	$(27)	$(101)

Stock and related per share data:
Earnings per common share:
Basic	$	$0.04	$—	$—	$—
Diluted		—	—	—	—
Cash dividends		—	—	—	—
Book value		6.20	6.16	6.18	6.22

As of or for the Years Ended December 31,
2010	2009	2008	2007	2006
Selected financial ratios and other data:	(In thousands, except per share data)
Performance ratios
Return on average assets	%	0.04%	—%	—%	—%
Return on average equity	0.57	—	—	—
Net interest rate spread	3.56	2.95	2.53	3.02
Net interest margin	4.00	3.64	3.51	3.80
As a percentage of average assets:
Noninterest income	%	0.43%	0.47%	0.57%	0.40%
Noninterest expense	3.83	3.67	3.81	4.10
Efficiency ratio	%	91.20%	93.90%	99.20%	104.40%
Dividend payout ratio	—	—	—	—

Capital ratios:
Total risk-based capital	%	10.37%	9.71%	10.72%	11.97%
Tier 1 risk-based capital	8.94	8.68	9.83	11.08
Tier 1 (core) capital	6.88	6.92	7.25	7.80
Ratio of shareholders’ equity to total assets	7.18	7.47	7.41	7.46

Asset quality ratios:
Total nonaccruing loans	$	$288	$—	$—	$—
Other nonperforming assets	—	—	—	—
Allowance for loan losses	696	514	390	353
Net loan (charge-offs) recoveries	(12)	(16)	(8)	(17)

Total nonaccruing loans to total loans	%	0.67%	—%	—%	—%
Total nonperforming assets as a percentage of total assets	0.46	—	—	—
Allowance for credit losses to nonaccruing loans	241.67	—	—	—
Allowance for credit losses to total loans	1.63	1.18	1.05	1.11
Net (charge-offs) recoveries to average loans	0.02	7	0.03	8	0.02	2	0.05	5

Other data:
Number of banking centers	1	1	1	1
Full time equivalent employees	13	13	12	13

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for adoption of the Merger Agreement.

Risks related to the Merger

Regulatory Approval May Not be Received, May Take Longer Than Expected or May Impose Conditions That are Not Presently Anticipated or Cannot be Met.

Before the transactions contemplated in the Merger Agreement, including the Merger, may be completed, various approvals or consents must be obtained from the Office of the Comptroller of the Currency (the “OCC”).  The OCC may impose conditions on the completion of the Merger or require changes to the terms of the Merger Agreement. Although Hamptons State Bank does not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the Merger Agreement or imposing additional costs on or limiting Bridge’s revenues, any of which might have a material adverse effect on Bridge following the Merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The Merger Agreement May Be Terminated in Accordance With Its Terms and The Merger May Not Be Completed.

The Merger Agreement with Hamptons State Bank is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: Hamptons State Bank shareholder approval, regulatory approval, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements.  In addition, certain circumstances exist where Hamptons State Bank may choose to terminate the Merger Agreement, including the acceptance of a superior proposal as defined in the Merger Agreement or the decline in Bridge’s share price to more than 15% below $23.06 as of the first date when all regulatory approvals for the Merger have been received combined with such decline being at least 20% greater than a corresponding price decline of a group of 15 similar publicly-traded financial institutions, with no adjustment made to the exchange ratio by Bridge. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

Bridge May Fail to Realize the Anticipated Benefits of the Merger, and the value of the Bridge stock received by holders of Hamptons State Bank shares as consideration for the Merger may Decline.

The success of the Merger will depend on, among other things, Bridge’s ability to realize anticipated cost savings and to combine the businesses of Bridgehampton Bank and Hampton State Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Hampton State Bank nor result in decreased revenues resulting from any loss of customers.  If Bridge is not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected, adversely affecting the value of Bridge common stock, including those which Hamptons State Bank shareholders have received as consideration for the Merger.

Bridgehampton Bank and Hamptons State Bank have operated and, until the completion of the Merger, will continue to operate, independently.  Certain employees of Hamptons State Bank will not be employed by Bridge or Bridgehampton Bank after the Merger.  In addition, employees of Hamptons State Bank that Bridgehampton Bank wishes to retain may elect to terminate their employment as a result of the Merger which could delay or disrupt the integration process.  It is possible that the integration process could result in the disruption of Hamptons State Bank’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Bridgehampton Bank to maintain relationships with customers and employees or to achieve the anticipated benefits of the Merger.

Hamptons State Bank Directors and Officers Have Interests in the Merger Besides Those of a Shareholder.

Hamptons State Bank’s directors and officers have various interests in the Merger besides being Hamptons State Bank shareholders.  These interests include:

•                  a one year consulting and up to a three year non-competition agreement between Bridgehampton Bank and Ronald M. Krawczyk, paying him $166,000 in the first year following completion of the Merger;

•                  the payment of $10,000 to three officers under existing retention agreements with Hamptons State Bank; and

•                  the agreement by Bridge to provide Hamptons State Bank directors and officers with continued indemnification after the Merger.

Hamptons State Bank Shareholders Cannot Be Certain of the Market Value of The Merger Consideration They Will Receive, Because the Market Price of Bridge Common Stock Will Fluctuate.

Upon completion of the Merger, each share of Hamptons State Bank common stock will be converted into merger consideration consisting of 0.3434 of a share of Bridge common stock.  The market value of the merger consideration may vary from the closing price of Bridge common stock on the date it announced the Merger, on the date that this document was mailed to Hamptons State Bank shareholders, on the date of the special meeting of the Hamptons State Bank shareholders and on the date it completes the Merger and thereafter. Any change in the market price or exchange ratio of Bridge common stock prior to completion of the Merger will affect the amount of and the market value of the merger consideration that Hamptons State Bank shareholders will receive upon completion of the Merger. Accordingly, at the time of the special meeting, Hamptons State Bank shareholders will not know or be able to calculate with certainty the market value of the merger consideration they would receive upon completion of the Merger.  Stock price changes may result from a variety of factors, including general market and economic conditions, changes in its respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Bridge’s control. You should obtain current market quotations for shares of Bridge common stock and for shares of Hamptons State Bank common stock before you vote.

Hamptons State Bank Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

Hamptons State Bank’s shareholders currently have the right to vote in the election of the Hamptons State Bank board of directors and on other matters affecting Hamptons State Bank. When the Merger occurs, each Hamptons State Bank shareholder that receives shares of Bridge common stock will become a shareholder of Bridge with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Hamptons State Bank. Because of this, Hamptons State Bank’s shareholders will have less influence on the management and policies of Bridge than they now have on the management and policies of Hamptons State Bank.

Termination of the Merger Agreement Could Negatively Impact Hamptons State Bank.

Bridge may terminate the Merger Agreement for the reasons set forth in the Merger Agreement. If the Merger Agreement is terminated, there may be various consequences including:

•                  Hamptons State Bank’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•                  the value of Hamptons State Bank common stock might decline to the extent that the current value reflects a market assumption that the Merger will be completed.

If the Merger Agreement is terminated and Hamptons State Bank’s board of directors seeks another merger or business combination, Hamptons State Bank shareholders cannot be certain that Hamptons State Bank will be able to find a party willing to pay an equivalent or more attractive price than the price Bridge has agreed to pay in the Merger.

The Opinion of Hamptons State Bank’s Financial Advisor Will Not Reflect Changes in Circumstances Between Signing the Merger Agreement and the Merger.

Hamptons State Bank’s financial advisor, Sandler O’Neill, rendered an opinion dated February 8, 2011, to the Hamptons State Bank board of directors, that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion including, without limitation, that the exchange ratio would be 0.3434 of a share of Bridge common stock to be received in respect of each share of Hamptons State Bank common stock pursuant to the Merger Agreement was fair from a financial point of view to the holders of Hamptons State Bank common stock. Sandler O’Neill assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date thereof.

Changes in the operations and prospects of Bridge or Hamptons State Bank, general market and economic conditions and other factors on which Hamptons State Bank’s financial advisor’s opinion was based, may significantly alter the value of Bridge or Hamptons State Bank or the prices of shares of Bridge common stock or Hamptons State Bank common stock by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. The Hamptons State Bank board of directors’ recommendation that holders of Hamptons State Bank common stock vote “FOR” adoption of the Merger Agreement, however, is as of the date of this document. For a description of the opinion that Hamptons State Bank received from its financial advisor, please refer to “The Merger — Opinion of Hamptons State Bank’s Financial Advisor.” For a description of the other factors considered by Hamptons State Bank’s board of directors in determining to approve the Merger, please refer to “The Merger — Hamptons State Bank’s Reasons for the Merger; Recommendation of the Hamptons State Bank Board of Directors.”

The Merger Agreement Limits Hamptons State Bank’s Ability to Pursue Alternatives to the Merger.

The Merger Agreement contains “no shop” provisions that, subject to limited exceptions, limit Hamptons State Bank’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Hamptons State Bank. In addition, Hamptons State Bank has agreed to pay Bridge a termination fee in the amount of $275,000 in the event that Hamptons State Bank terminates the Merger Agreement for certain reasons.  These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Hamptons State Bank from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the Merger, or might result in a potential competing acquiror’s proposing to pay a lower per share price to acquire Hamptons State Bank than it might otherwise have proposed to pay. Hamptons State Bank can consider and participate in discussions and negotiations with respect to an alternative proposal so long as the Hamptons State Bank board of directors determines in good faith (after consultation with legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to Hamptons State Bank shareholders under applicable law.

The Shares of Bridge Common Stock to be Received by Hamptons State Bank Shareholders as a Result of the Merger Will Have Different Rights From the Shares of Hamptons State Bank Common Stock.

Upon completion of the Merger, Hamptons State Bank shareholders will become Bridge shareholders and their rights as shareholders will be governed by the certificate of incorporation and bylaws of Bridge.  The rights associated with Hamptons State Bank common stock are different from the rights associated with Bridge common stock. Please see “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with Bridge common stock.

HAMPTONS STATE BANK SPECIAL MEETING OF SHAREHOLDERS

Hamptons State Bank is mailing this proxy statement-prospectus to you as a Hamptons State Bank shareholder on or about [Mail Date].  With this document, Hamptons State Bank is sending you a notice of the Hamptons State Bank special meeting of shareholders and a form of proxy that is solicited by the Hamptons State Bank board of directors.  The special meeting will be held on [Hamptons Meeting Date] at ________, local time, at the Bank’s headquarters at 243 Windmill Lane, Southampton, New York 11969.

Matter to be Considered

The sole purpose of the special meeting of shareholders is to vote on the adoption of the Agreement and Plan of Merger by and among Bridge Bancorp, Inc., The Bridgehampton Bank and Hamptons State Bank, dated as of February 8, 2011, by which Hamptons State Bank will be merged with and into Bridgehampton Bank.

You are also being asked to vote upon a proposal to adjourn or postpone the special meeting of shareholders.  Hamptons State Bank could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Proxy Card, Revocation of Proxy

You should vote by using the internet at the address shown on your proxy card, by telephone using the number on your proxy card or by completing and returning the proxy card accompanying this document to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend.  You can revoke your proxy at any time before the vote is taken at the special meeting by:

•                  submitting written notice of revocation to Stanley J. Glinka, Corporate Secretary of Hamptons State Bank;

•                  submitting a properly executed proxy bearing a later date before the special meeting of shareholders; or

•                  voting in person at the special meeting of shareholders.  However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies and unrevoked proxies will be voted in accordance with the instructions on the proxy card.  If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the foregoing proposal.  The board of directors of Hamptons State Bank is presently unaware of any other matter that may be presented for action at the special meeting of shareholders.  If any other matter does properly come before the special meeting, the board of directors of Hamptons State Bank intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Hamptons State Bank. Hamptons State Bank will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock.  In addition to solicitations by mail, Hamptons State Bank’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on [Record Date] has been fixed as the record date for determining the Hamptons State Bank shareholders entitled to receive notice of and to vote at the special meeting of shareholders.  At that time, 796,812 shares of Hamptons State Bank common stock were outstanding, and were held by approximately 300 holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Hamptons State Bank common stock entitled to vote is necessary to constitute a quorum at the special meeting of shareholders.  Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the Merger Agreement.

Adoption of the Merger Agreement requires the affirmative vote of the holders of two-thirds of the shares of Hamptons State Bank common stock issued and outstanding on the record date. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the Merger Agreement.  As of the record date, the directors and executive officers of Hamptons State Bank beneficially owned ________ shares of Hamptons State Bank common stock entitled to vote at the special meeting of shareholders.  This represents approximately ___% of the total votes entitled to be cast at the special meeting.  These individuals have entered into voting agreements pursuant to which they have agreed to vote “FOR” adoption of the Merger Agreement.

Recommendation of the Board of Directors

The Hamptons State Bank board of directors has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement.  The board of directors of Hamptons State Bank believes that the Merger Agreement is fair to Hamptons State Bank shareholders and is in the best interest of Hamptons State Bank and its shareholders and recommends that you vote “FOR” the adoption of the Merger Agreement.  See “The Merger and the Merger Agreement—Recommendation of the Hamptons State Bank Board of Directors and Reasons for the Merger.”

THE MERGER AND THE MERGER AGREEMENT

The description of the Merger and the Merger Agreement contained in this proxy statement-prospectus describes the material terms of the Merger Agreement; however, it does not purport to be complete.  It is qualified in its entirety by reference to the Merger Agreement.  Bridge has attached a copy of the Merger Agreement as Appendix A.

General

Pursuant to the Merger Agreement, Hamptons State Bank will merge into Bridgehampton Bank, with Bridgehampton Bank as the surviving entity.  Outstanding shares of Hamptons State Bank common stock will be converted into the right to receive shares of Bridge common stock.  Cash will be paid in lieu of any fractional share of Hamptons State Bank common stock.  See “Merger Consideration” below.  As a result of the Merger, the separate corporate existence of Hamptons State Bank will cease and Bridgehampton Bank will succeed to all the rights and be responsible for all the obligations of Hamptons State Bank.

The Parties

Bridge Bancorp, Inc.

The Bridgehampton National Bank

Bridge is a bank holding company engaged in commercial banking and financial services through its wholly owned subsidiary, The Bridgehampton National Bank.  Established in 1910, Bridgehampton Bank, with assets of approximately $1.0 billion, total deposits of approximately $917.0 million and stockholders equity of approximately $65.7 million, and a primary market area of the North and South Forks of Eastern Long Island, extending westward into Brookhaven and Babylon Towns, operates 19 retail branch locations.  Through this branch network and its electronic delivery channels, it provides deposit and loan products and financial services to local businesses, consumers and municipalities.  Title insurance services are offered through Bridgehampton Bank’s wholly owned subsidiary, Bridge Abstract.  Bridge Investment Services offers financial planning and investment consultation.

The principal executive office of Bridge is located at 2200 Montauk Highway, Bridgehampton, New York 11932 and the telephone number is (631) 537-1000.

Hamptons State Bank

Founded in 1997 and headquartered in Southampton, New York, Hamptons State Bank serves its customers through a single office and offers a variety of products for customers, businesses, and non-profit organizations. As of December 31, 2010, Hamptons’ total assets, deposits, and net loans were approximately $68 million, $57 million, and $40 million, respectively.  Hamptons’ principal executive office is located at 243 Windmill Lane, Southampton, New York 11969 and the telephone number is (631) 287-9500.

Merger Consideration

Under the terms of the Merger Agreement, each outstanding share of Hamptons State Bank common stock will convert into the right to receive 0.3434 share of Bridge common stock, subject to the adjustment mechanism described below.

No fractional shares of Bridge will be issued in connection with the Merger.  Instead, Bridge will make a cash payment to each Hamptons State Bank shareholder who would otherwise receive a fractional share.  Each share of Hamptons State Bank common stock that is exchanged for common stock will be converted into the right to receive 0.3434 share of Bridge common stock.  Based upon the closing price of Bridge on _________, 2011, each 0.3434 share of Bridge would have a value of $____.

It is also possible that the merger consideration may be adjusted prior to the effective date of the Merger as a result of certain decreases in the price of Bridge common stock. The Merger Agreement provides that (i) if the number obtained by dividing the average closing price of Bridge common stock during the twenty consecutive full trading days immediately preceding the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) by $23.06 (the “Bridge Ratio”) is less than 0.85 and (ii) Bridge’s common stock has under-performed an index of Bridge peer financial institutions by more than 20% during the twenty day period after all bank regulatory approvals necessary for consummation of the Merger are received compared to a measurement period prior to the announcement of the Merger Agreement, then Hamptons State Bank may elect to terminate the Merger Agreement unless Bridge elects to increase the merger consideration.  See “The Merger and the Merger Agreement—Termination; Amendment; Waiver.”  If Hamptons State Bank elects to exercise its termination right as described above, it must give prompt written notice thereof to Bridge.  During the five-day period commencing with its receipt of such notice, Bridge shall have the option to increase the consideration to be received by the holders of Hamptons State Bank common stock by adjusting the exchange ratio to the following quotient at its sole discretion (i) a quotient, the numerator of which is equal to the product of the $23.06, 0.80 and the exchange ratio (as then in effect), and the denominator of which is equal to the average of the daily closing prices for shares of Bridge common stock for the twenty consecutive full trading days ending on the trading day immediately preceding the Determination Date and the number of obtained by dividing the product of the Index Ratio and the exchange ratio (as then in effect) by Bridge Ratio.  If Bridge elects, it shall give, within such five-day period, written notice to Hamptons State Bank of such election to revise the exchange ratio, whereupon no termination shall be deemed to have occurred and the Merger Agreement shall remain in full force and effect in accordance with its terms (except as the exchange ratio shall have been so modified).  Because the formula is dependent on the future price of Bridge’s common stock and that of the index group, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of Bridge common stock would be issued, to take into account the extent the average price of Bridge’s common stock exceeded the decline in the average price of the common stock of the index group.

Surrender of Stock Certificates

Bridge will deposit with the exchange agent the certificates representing Bridge’s common stock to be issued to Hamptons State Bank shareholders in exchange for Hamptons State Bank’s common stock.  Within five business days after the completion of the Merger, the exchange agent will mail to Hamptons State Bank shareholders a letter of transmittal, together with instructions for the exchange of their Hamptons State Bank stock certificates for the merger consideration.  Upon surrendering his or her certificate(s) representing shares of Hamptons State Bank’s common stock, together with the signed letter of transmittal, the Hamptons State Bank shareholder shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of Bridge common stock (if any) determined in accordance with the exchange ratio and (ii) a check representing the amount of cash in lieu of fractional shares, if any.  Until you surrender your Hamptons State Bank stock certificates for exchange after completion of the Merger, you will not be paid dividends or other distributions declared after the Merger with respect to any Bridge common stock into which your shares have been converted.  No interest will be paid or accrued to Hamptons State Bank shareholders on the cash in lieu of fractional shares or unpaid dividends and distributions, if any.  After the completion of the Merger, there will be no further transfers of Hamptons State Bank common stock.  Hamptons State Bank stock certificates presented for transfer will be canceled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you submit an election form and before you receive any consideration for your shares.

If any certificate representing shares of Bridge’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•                  pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•                  establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the purchase price made available to the exchange agent that remains unclaimed by Hamptons State Bank shareholders for twelve months after the effective time of the Merger will be returned to Bridge’s transfer agent.  Any Hamptons State Bank shareholder who has not exchanged shares of Hamptons State Bank’s common stock for the purchase price in accordance with the Merger Agreement before that time may look only to Bridge for payment of the purchase price for these shares and any unpaid dividends or distributions after that time.  Nonetheless, Bridge, Hamptons State Bank, the exchange agent or any other person will not be liable to any Hamptons State Bank shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Background of the Merger

On February 8, 2011, the Board of Directors of Hamptons unanimously approved a Merger Agreement among Hamptons, Bridge, Bridgehampton Bank pursuant to which Hamptons will be merged with and into Bridgehampton Bank, subject to the approval of the Hamptons shareholders and the satisfaction of certain other conditions including the receipt of required regulatory approvals.  If the Merger Agreement is approved and the conditions are satisfied, on the effective date of the Merger each share of Hamptons common stock issued and outstanding immediately prior to the effective date of the Merger will be converted into the right to receive 0.3434 shares of Bridge common stock or, if a shareholder has properly exercised dissenters’ rights, the right to receive fair value for his, her or its shares.

Following the effective date of the Merger, the separate existence of Hamptons will cease.  The articles of association and by-laws of Bridgehampton Bank, as in effect immediately prior to the effective date of the Merger, will be the articles of association and by-laws of the surviving corporation in the Merger.  The directors of Bridgehampton Bank immediately prior to the effective date of the bank merger will be the directors of the surviving corporation in the bank merger, until their respective successors have been elected and qualified or otherwise in accordance with the articles of association and by-laws of Bridgehampton Bank.  The officers of Bridgehampton Bank duly elected and holding office immediately prior to the effective date will be the officers of the surviving corporation in the bank merger.

Since Hamptons opened for business in 1998, its vision has been to create a community bank focused on customer and community service.  In recent years, however, as a result of regulatory changes, including increased compliance costs and potentially higher capital ratio requirements, difficult economic conditions and continued pressures on the banking industry, Hamptons has struggled to maintain consistent profitability and growth.  Hamptons’ effort to raise additional capital in the marketplace with an offering of its common stock toward the end of 2009 fell significantly short of its goal of $3,000,000, and at the price of $6.50 per share, resulted in additional capital of approximately $600,000.  The Board of Directors then began to seriously consider alternative strategies for the bank’s future.  Hamptons’ Board of Directors believes that the Merger with Bridge presents the best value to its shareholders.

Recommendation of the Hamptons State Bank Board of Directors and Reasons for the Merger

Hamptons’s board of directors has unanimously approved the Merger Agreement and unanimously recommends that Hamptons’ shareholders vote FOR approval of the Merger Agreement.

Hamptons’s board of directors has determined that the Merger is fair to, and in the best interests of, Hamptons and its shareholders.  In arriving at its determination, Hamptons’s board of directors considered a number of factors, including the following:

•                  the board’s familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Bridge

•                  the opportunity for Hamptons’ shareholders to have increased liquidity upon receipt of Bridge shares in exchange for their Hamptons shares, because Bridge shares trade on the Nasdaq Global Select Market under the symbol “BDGE.”

•                  the opportunity for Hamptons’ shareholders to receive dividend payments on the shares of Bridge common stock that they receive following the Merger

•                  the current and prospective environment in which Hamptons operates, including national, regional and local economic conditions, the competitive and regulatory environment facing Hamptons in particular and banks and financial institutions generally (including additional compliance costs and potentially higher capital ratio thresholds), the trend toward consolidation in the financial services industry and the likely effect of the foregoing factors on Hamptons’s potential growth, development, productivity and profitability

•                  results that could be expected to be obtained by Hamptons if Hamptons continued to operate independently, and the likely benefits to shareholders of such course, as compared with the value of the Bridge common stock being offered by Bridge.

•                  the ability of Bridge to receive the necessary regulatory approvals in a timely manner

•                  its assessment, based in part on discussions with its financial advisers, that it currently was unlikely that another acquirer had both the willingness and the financial capability to offer to acquire Hamptons at a value that was materially higher than that being offered by Bridge

•                  the terms and conditions of the Merger Agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, the absence of a financing condition, a provision that permits Hamptons’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, a third party that has submitted a bona fide unsolicited written proposal to acquire Hamptons, a provision providing for Hamptons’s payment of a termination fee to Bridge if the Merger Agreement is terminated under certain circumstances, and the effect such termination fee could have on a third party’s decision to propose a merger or similar transaction to Hamptons at a greater value than that contemplated by the Merger

•                  the effects of the Merger on Hamptons’s depositors and customers and the communities served by Hamptons, which was deemed to be favorable given that they would be served by a local community banking organization that had greater resources than Hamptons, and

•                  the effects of the Merger on Hamptons’s employees, including the prospects for employment with a strong, growing organization such as Bridge and the severance and other benefits agreed to be provided by Bridge to employees whose employment was terminated in connection with the Merger.

The discussion and factors considered by Hamptons’s board of directors is not intended to be exhaustive, but includes all material factors considered.  In approving the Merger Agreement, Hamptons’s board of directors did not assign any specific or relative weights to any of the foregoing factors and individual directors may have weighted factors differently.

Fairness Opinion of Hamptons State Bank’s Financial Advisor

By letter dated September 27, 2010, Hamptons retained Sandler O’Neill to act as its financial advisor in connection with a sale of Hamptons to Bridgehampton Bank.  Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions.  In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Hamptons in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the Merger Agreement.  At the February 8, 2011 meeting at which Hamptons’ board considered and approved the Merger Agreement, subject to satisfactory resolution of certain outstanding issues, Sandler O’Neill delivered to the board its oral and written opinion, that, as of such date, the merger consideration was fair to the holders of Hamptons common stock from a financial point of view.  The full text of Sandler O’Neill’s opinion is attached as Appendix A to this proxy statement/prospectus.  The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion.  The description of the opinion set forth below is qualified in its entirety by reference to the opinion.  Hamptons’ shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed Merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion.  The opinion was directed to Hamptons’ board and is directed only to the fairness of the merger consideration to Hamptons’ shareholders from a financial point of view.  It does not address the underlying business decision of Hamptons to engage in the Merger or any other aspect of the Merger and is not a recommendation to any Hamptons’ shareholder as to how such shareholder should vote at the special meeting with respect to the Merger or any other matter.

In connection with rendering its opinion on February 8, 2011, Sandler O’Neill reviewed and considered, among other things:

(i)                                   the Merger Agreement;

(ii)                                certain publicly available financial statements and other historical financial information of Hamptons that Sandler O’Neill deemed relevant;

(iii)                             certain publicly available financial statements and other historical financial information of Bridge that Sandler O’Neill deemed relevant;

(iv)                            internal financial projections for Hamptons Bank for the years ending December 31, 2011 and 2012 as provided by senior management of Hamptons and estimated growth and income rates for the years thereafter as discussed with senior management of Hamptons;

(v)                               internal financial projections for Bridge for the years ending December 31, 2011 through 2014 as provided by senior management of Bridge;

(vi)                            the pro forma financial impact of the Merger on Bridge, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Bridge;

(vii)                         the publicly reported historical price and trading activity for Hamptons’ and Bridge’s  common stock, including a comparison of certain financial and stock market information for Hampton State and Bridge and similar publicly available information for certain other companies the securities of which are publicly traded;

(viii)                      the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(ix)                            the current market environment generally and the banking environment in particular; and

(x)                               such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.  Sandler O’Neill also discussed with certain members of senior management of Hamptons the business, financial condition, results of operations and prospects of Hamptons and held similar discussions with certain members of senior management of Bridge regarding the business, financial condition, results of operations and prospects of Bridge.

Sandler O’Neill also discussed with certain members of senior management of Hamptons the business, financial condition, results of operations and prospects of Hamptons.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to Sandler O’Neill by Hamptons and Bridge or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion.  Sandler O’Neill further relied on the assurances of management of Hamptons and Bridge that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  Sandler O’Neill has not been asked to and has not undertaken an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof.  Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Hamptons and Bridge or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Hamptons and Bridge nor has Sandler O’Neill reviewed any individual credit files relating to Hamptons and Bridge.  Sandler O’Neill assumed, with your consent, that the respective allowances for loan losses for both Hamptons and Bridge are adequate to cover such losses.

With respect to the internal financial projections as provided by and discussed with the respective managements of Hamptons and Bridge discussed with senior managements of Hamptons and Bridge and in each case as used by it in Sandler O’Neill’s analyses, Hamptons’ and Bridge’s respective management confirmed to us that they reflected the best currently available estimates and judgments of such management of the respective future financial performances of Hamptons and Bridge, and Sandler O’Neill assumed that such performances would be achieved.  With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings determined by and reviewed with the senior management of Bridge, such management confirmed to us that they reflected the best currently available estimates and judgments of such management and Sandler O’Neill assumed that such performances would be achieved.  Sandler O’Neill expresses no opinion as to such financial projections, growth rates or the assumptions on which they are based.  Sandler O’Neill has also assumed that there has been no material change in Hamptons’ and Bridge’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill.  Sandler O’Neill assumed in all respects material to its analysis that Hamptons and Bridge will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived.  Sandler O’Neill did not provide Hamptons with any legal, accounting or tax advice relating to the Merger and the other transactions contemplated by the Agreement.

Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date thereof.  Events occurring after the date hereof could materially affect this opinion.  Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date thereof.  Sandler O’Neill is expressing no opinion herein as to what the value of Bridge’s common stock will be when issued to Hamptons’ shareholders pursuant to the Agreement or the prices at which Hamptons’ and Bridge’s common stock may trade at any time.

In rendering its February 8, 2011 opinion, Sandler O’Neill performed a variety of financial analyses.  The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion.  The summary includes information presented in tabular format.  In order to fully understand the financial analyses, these tables must be read together with the accompanying text.  The tables alone do not constitute a complete description of the financial analyses.  The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.  Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Hamptons or Bridge and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Hamptons and Bridge and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Hamptons, Bridge and Sandler O’Neill.  The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses.  Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Hamptons’ board at the board’s February 8, 2011 meeting.  Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.  Such estimates are inherently subject to uncertainty and actual values may be materially different.  Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Hamptons’ common stock or the prices at which Hamptons’ common stock may be sold at any time.  The combined analysis of Sandler O’Neill and the opinions provided by each were among a number of factors taken into consideration by Hamptons’ board in making its determination to adopt the plan of merger contained in the Merger Agreement and the analyses described below should not be viewed as determinative of the decision of Hamptons’ board or management with respect to the fairness of the Merger.

At the February 8, 2011 meeting of Hamptons’ board of directors, Sandler O’Neill presented certain financial analyses of the Merger.  The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to Hamptons’ board, but is instead a summary of the material analyses performed and presented in connection with the opinion.

In arriving at its opinion Sandler O’Neill did not attribute any particular weight to any analysis or factor that Sandler O’Neill considered.  Rather Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor.  The financial analyses summarized below include information presented in tabular format.  Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support their respective opinions; rather Sandler O’Neill made its determination as to the fairness of the per share consideration on the basis of their experience and professional judgment after considering the results of all their analyses taken as a whole.  Accordingly, Sandler O’Neill believes that the analysis and the summary of the analysis must be considered as a whole and that selecting portions of the analysis and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying their analyses and opinions.  The tables alone do not constitute complete descriptions of the financial analyses presented in such tables.

Summary of Proposal.   Sandler O’Neill reviewed the financial terms of the proposed transaction. Using an exchange ratio of 0.3434 shares of Bridge’s common stock for every one share of Hamptons common stock, Sandler O’Neill calculated an aggregate transaction value of $6.3 million as of Bridge’s closing stock price on February 4, 2011 of $22.90. Based upon financial information as or for the twelve month period ended December 31, 2010, Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Book Value Per Share:	137%
Transaction Value / Tangible Book Value Per Share:	137%
Transaction Value / Last Twelve Months Earnings Per Share:	40.7x
Transaction Value / Estimated 2011FY Earnings Per Share:	88.5x
Core Deposit Premium:	4.5%

Hamptons - Comparable Company Analysis.  Sandler O’Neill used publicly available information to perform a comparison of selected financial for Hamptons.

Sandler O’Neill also used publicly available information to compare selected financial information for Hamptons and a group of financial institutions selected by Sandler O’Neill. Hamptons’ peer group consisted of publicly traded commercial banks in the Mid-Atlantic (New York, Pennsylvania, Maryland, New Jersey and Delaware) with assets between $50 million and $150 billion:

GNB Financial Services Inc	Turbotville National Bancorp
Brunswick Bancorp	Enterprise National Bank N.J.
Apollo Bancorp Inc.	New Jersey Community Bank
UNB Corp.	Chesapeake Bancorp
First National Bank of Groton	FNBPA Bancorp Inc.
First Resource Bank	FNBM Financial Corp.
Union Bancorp Inc.	Community First Bancorp Inc.
Clarion County Community Bank	Citizens NB of Meyersdale

The analysis compared publicly available financial information for Hamptons and the high, low, mean and median financial and market trading data for Hamptons peer group as of or for the twelve-month period ended December 31, 2010. The table below sets forth the data for Hamptons and the median data for Hamptons peer group as of or for the twelve-month period ended December 31, 2010, with pricing data as of February 4, 2011.

Comparable Company Analysis

	Hamptons	Comparable Group Median
Total Assets (in millions)	$67.5	$116.0
Loans / Deposits	71.0%	66.9%
Tangible Common Equity / Tangible Assets	6.80%	12.15%
Total Risk Based Capital Ratio	11.98%	18.77%
Non-Performing Assets / Total Assets	1.26%	0.76%
Loan Loss Reserves / Total Loans	1.67%	1.15%
MRQ Net Charge-Offs / Avg. Loans (annualized)	0.07%	0.09%
Return on Average Assets	0.22%	0.56%
Return on Average Equity	3.05%	4.26%
Net Interest Margin	3.96%	3.87%
Efficiency Ratio	92.7%	75.4%
Price / Tangible Book Value	-	76.9%
Price / LTM Earnings Per Share	-	13.5x
Dividend Yield	-	0.40%
Market Capitalization (in millions)	-	$8.6

Bridge - Comparable Company Analysis.  Sandler O’Neill also used publicly available information to compare selected financial information for Bridge and two groups of financial institutions selected by Sandler O’Neill. The first of Bridge’s peer group consisted of publicly traded commercial banks with assets between $1 billion and $5 billion, last twelve months return on average equity greater than 10% and non-performing assets to assets less than 1.25%:

First Financial Bankshares	S.Y. Bancorp Inc.

Southside Bancshares Inc.	First of Long Island Corp.

City Holding Co.	Merchants Bancshares Inc.

Camden National Corp.	Orrstown Financial Services

Financial Institutions Inc.	German American Bancorp Inc.

Burke & Herbert Bank & Trust	CamBridgehampton

Arrow Financial Corp.	Security National Corp.

The analysis compared publicly available financial information for Bridge and the high, low, mean and median financial and market trading data for the first of Bridge’s peer group as of or for the twelve-month period ended December 31, 2010. The table below sets forth the data for Bridge and the median data for Bridge peer group as of or for the twelve-month period ended December 31, 2010, with pricing data as of February 4, 2011.

Comparable Company Analysis

	Bridge	Comparable Group Median
Total Assets (in millions)	$1,028	$1,906
Loans / Deposits	55.0%	77.8%
Tangible Common Equity / Tangible Assets	6.39%	8.89%
Total Risk Based Capital Ratio	13.81%	15.32%
Non-Performing Assets / Total Assets	0.65%	0.78%
Loan Loss Reserves / Total Loans	1.69%	1.54%
MRQ Net Charge-Offs / Avg. Loans (annualized)	0.16%	0.23%
Return on Average Assets	0.94%	1.18%
Return on Average Equity	15.16%	13.52%
Net Interest Margin	4.06%	3.89%
Efficiency Ratio	64.4%	57.3%
Price / Tangible Book Value	220.8%	170.3%
Price / LTM Earnings Per Share	15.8x	11.9x
Dividend Yield	4.02%	3.25%
Market Capitalization (in millions)	$145.1	$253.6

The second of Bridge’s peer group consisted of publicly traded commercial banks with assets between $1 billion and $10 billion and stock price to tangible book value per share ratios greater than 200%:

Prosperity Bancshares Inc.	Independent Bank Corp.

United Bankshares Inc.	Taylor Capital Group Inc.

Community Bank System Inc.	Bank of the Ozarks Inc.

NBT Bancorp Inc.	City Holding Co.

Sterling Bancshares Inc.	Cascade Bancorp

Westamerica Bancorp.	Macatawa Bank Corp.

The analysis compared publicly available financial information for Bridge and the high, low, mean and median financial and market trading data for the first of Bridge’s peer group as of or for the twelve-month period ended December 31, 2010. The table below sets forth the data for Bridge and the median data for Bridge peer group as of or for the twelve-month period ended December 31, 2010, with pricing data as of February 4, 2011.

Comparable Company Analysis

	Bridge	Comparable Group Median
Total Assets (in millions)	$1,028	$4,814
Loans / Deposits	55.0%	88.1%
Tangible Common Equity / Tangible Assets	6.39%	6.73%
Total Risk Based Capital Ratio	13.81%	14.14%
Non-Performing Assets / Total Assets	0.65%	2.31%
Loan Loss Reserves / Total Loans	1.69%	1.60%
MRQ Net Charge-Offs / Avg. Loans (annualized)	0.16%	0.85%
Return on Average Assets	0.94%	1.00%
Return on Average Equity	15.16%	9.33%
Net Interest Margin	4.06%	3.98%
Efficiency Ratio	64.4%	58.7%
Price / Tangible Book Value	220.8%	234.3%
Price / LTM Earnings Per Share	15.8x	14.5x
Dividend Yield	4.02%	2.15%
Market Capitalization (in millions)	$145.1	$768.9

Bridge - Stock Price Performance.  Sandler O’Neill reviewed the history of the publicly reported trading prices of Bridge’s common stock for the three-year period ended February 4, 2011.  Sandler O’Neill also reviewed the history of the reported trading prices of Bridge’s common stock for the one year period ended February 4, 2011.  Sandler O’Neill then compared the relationship between the movements in the price of Bridge’s common stock against the movements in the prices of the NASDAQ Bank Index, and Bridge’s Peers, defined as publicly traded commercial banks with assets between $1 billion and $5 billion, last twelve months return on average equity greater than 10% and non-performing assets to assets less than 1.25%.

During the three-year period ended February 4, 2011, Bridge’s common stock outperformed the NASDAQ Bank Index but underperformed Bridge’s Peers.

Bridge’s Three Year Stock Performance

	Beginning Index Value	Ending Index Value
	February 4, 2008	February 4, 2011
Bridge	100.0%	104.1%
NASDAQ Bank Index	100.0%	69.3%
Bridge’s Peers	100.0%	114.6%

During the one-year period ended February 4, 2011, Bridge’s common stock underperformed the NASDAQ Bank Index and Bridge’s Peers.

Bridge’s Three Year Stock Performance

	Beginning Index Value	Ending Index Value
	February 4, 2010	February 4, 2011
Bridge	100.0%	103.5%
NASDAQ Bank Index	100.0%	112.5%
Bridge’s Peers	100.0%	112.7%

Hamptons - Net Present Value Analysis.  Sandler O’Neill performed an analysis that estimated the present value of Hamptons through December 31, 2014.

The analysis assumed that Hamptons performed in accordance with the financial projections for 2011 provided by management, and with the financial projections for 2011 through 2013 as discussed with management. These include:

•                  3% asset growth in 2011 and approximately 5% asset growth thereafter

•                  3% deposit growth in 2011 and approximately 5% deposit growth thereafter

•                  Efficiency ratio decreases from 93% in 2010 to 87% in 2014

First, to approximate the terminal value of Hamptons stock at December 31, 2014, Sandler O’Neill applied price to last twelve months earnings multiples of 10.0x to 20.0x and multiples of discount rate ranging from 11.9% to 15.9%. Second, to approximate the terminal value of Hamptons’ stock at December 31, 2014, Sandler O’Neill calculated using the same range of price to last twelve months earnings multiples (10.0x – 20.0x) applied to a range of discounts and premiums to Hamptons management’s budget projections. The range applied to the budgeted net income was 30% under budget to 30% over budget, using a discount rate of 15.93% for the tabular analysis. Third, to approximate the terminal value of Hamptons’ stock at December 31, 2014, Sandler O’Neill applied price to tangible book value multiples ranging from 50% to 150% and multiples of discount rates ranging from 11.9% to 15.9%. As illustrated in the following tables, this analysis indicated an imputed range of per share values for Hamptons common stock of $1.97 to $4.52 when applying the price/earnings multiples to the various discount rates, $1.38 to $5.11 when applying the price/earnings multiples to the -30% / +30% budget range, and $1.84 to $6.35 when applying multiples of tangible book value to the various discount rates.

Earnings Per Share Multiples

Discount Rate	10.0x	12.5x	15.0x	17.5x	20.0x
11.9%	$2.26	$2.83	$3.39	$3.96	$4.52
12.9%	$2.18	$2.73	$3.27	$3.82	$4.36
13.9%	$2.11	$2.63	$3.16	$3.69	$4.21
14.9%	$2.03	$2.54	$3.05	$3.56	$4.07
15.9%	$1.97	$2.46	$2.95	$3.44	$3.93

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.5x	15.0x	17.5x	20.0x
(30.0%)	$1.38	$1.72	$2.06	$2.41	$2.75
(20.0%)	$1.57	$1.97	$2.36	$2.75	$3.14
(10.0%)	$1.77	$2.21	$2.65	$3.09	$3.54
0.0%	$1.97	$2.46	$2.95	$3.44	$3.93
10.0%	$2.16	$2.70	$3.24	$3.78	$4.32
20.0%	$2.36	$2.95	$3.54	$4.13	$4.72
30.0%	$2.55	$3.19	$3.83	$4.47	$5.11

Tangible Book Value Multiples

Discount Rate	50%	75%	100%	125%	150%
11.9%	$2.12	$3.17	$4.23	$5.29	$6.35
12.9%	$2.04	$3.06	$4.08	$5.10	$6.13
13.9%	$1.97	$2.96	$3.94	$4.93	$5.91
14.9%	$1.90	$2.85	$3.81	$4.76	$5.71
15.9%	$1.84	$2.76	$3.68	$4.60	$5.52

In connection with its analyses, Sandler O’Neill considered and discussed with Hamptons’ board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income and asset quality issues. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Bridge – Net Present Value Analysis.  Sandler O’Neill also performed an analysis that estimated the present value of Bridge through December 31, 2014.

The analysis assumed that Bridge performed in accordance with the financial projections for 2011 provided by management, and with the financial projections for 2011 through 2013 as discussed with management. These include:

•                  9% asset growth in 2011, 10% in 2012 and 8% and 6% asset growth in 2013 and 2014, respectively

•                  10% deposit growth in 2011, 15% deposit growth in 2012 and 8% and 6% deposit growth in 2013 and 2014, respectively

•                  Efficiency ratio remains relatively stable, falling from 64% in 2010 to 63% in 2014

•                  Annual cash dividend on common stock of $0.92 per share in 2011 and each year thereafter

First, to approximate the terminal value of Bridge stock at December 31, 2014, Sandler O’Neill applied price to last twelve months earnings multiples of 12.0x to 22.0x and multiples of discount rate ranging from 8.5% to 12.5%. Second, to approximate the terminal value of Bridge stock at December 31, 2014, Sandler O’Neill calculated using the same range of price to last twelve months earnings multiples (12.0x – 22.0x) applied to a range of discounts and premiums to Bridge management’s budget projections. The range applied to the budgeted net income was 30% under budget to 30% over budget, using a discount rate of 10.53% for the tabular analysis. Third, to approximate the terminal value of Bridge stock at December 31, 2014, Sandler O’Neill applied price to tangible book value multiples ranging from 175% to 275% and multiples of discount rates ranging from 8.5% to 12.5%. As illustrated in the following tables, this analysis indicated an imputed range of per share values for Bridge common stock of $18.11 to $35.52 when applying the price/earnings multiples to the various discount rates, $14.40 to $42.10 when applying the price/earnings multiples to the -30% / +30% budget range, and $18.04 to $30.76 when applying multiples of tangible book value to the various discount rates.

Earnings Per Share Multiples

Discount Rate	12.0x	14.5x	17.0x	19.5x	22.0x
8.5%	$20.75	$24.44	$28.14	$31.83	$35.52
9.5%	$20.04	$23.60	$27.16	$30.73	$34.29
10.5%	$19.37	$22.80	$26.24	$29.67	$33.10
11.5%	$18.72	$22.04	$25.35	$28.66	$31.97
12.5%	$18.11	$21.30	$24.50	$27.70	$30.89

Earnings Per Share Multiples

Annual Budget Variance	12.0x	14.5x	17.0x	19.5x	22.0x
(30.0%)	$14.40	$16.80	$19.20	$21.60	$24.00
(20.0%)	$16.04	$18.79	$21.53	$24.27	$27.01
(10.0%)	$17.69	$20.77	$23.86	$26.94	$30.03
0.0%	$19.33	$22.76	$26.19	$29.62	$33.05
10.0%	$20.98	$24.75	$28.52	$32.29	$36.06
20.0%	$22.63	$26.74	$30.85	$34.97	$39.08
30.0%	$24.27	$28.73	$33.18	$37.64	$42.10

Tangible Book Value Multiples

Discount Rate	175%	200%	225%	250%	275%
8.5%	$20.67	$23.19	$25.72	$28.24	$30.76
9.5%	$19.97	$22.40	$24.83	$27.27	$29.70
10.5%	$19.30	$21.64	$23.99	$26.33	$28.68
11.5%	$18.66	$20.92	$23.18	$25.44	$27.70
12.5%	$18.04	$20.23	$22.41	$24.59	$26.77

In connection with its analyses, Sandler O’Neill considered and discussed with Hamptons how the Bridge present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income and asset quality issues. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions.  Sandler O’Neill reviewed two sets of mergers and acquisitions. The first set of mergers and acquisitions included 35 transactions announced from January 1, 2010 through February 3, 2011 involving nationwide commercial banks and thrifts with announced deal values between $10 million and $50 million. The second set of mergers and acquisitions included 15 transactions since January 1, 2009 through February 3, 2011 involving northeast (Maine, Massachusetts, Vermont, New Hampshire, Rhode Island, Connecticut, New York, Pennsylvania, New Jersey, Maryland and Delaware) commercial banks and thrifts with announced deal values between $10 million and $50 million. Sandler O’Neill reviewed the following multiples: transaction price at announcement to last twelve months’ earnings per share, transaction price at announcement to 2011 fiscal year’s earnings per share, transaction price to book value, transaction price to tangible book value, and tangible book premium to core deposits. As illustrated in the following table, Sandler O’Neill compared the proposed Merger multiples to the median multiples of comparable transactions.

	Bridge/ Hamptons	Median Nationwide Multiple	Median Northeast Deals

Transaction Value / Last Twelve Months Earnings Per Share	40.7x	25.9x	23.0x
Transaction Value / Estimated 2011FY Earnings Per Share	88.5x	--	--
Transaction Value / Book Value	137%	116%	106%
Transaction Value / Tangible Book Value	137%	123%	113%
Tangible Book Premium / Core Deposits	4.5%	4.4%	2.1%

Pro Forma Capital Ratios.  Sandler O’Neill analyzed certain potential pro forma effects of the Merger, assuming the following: (1) the Merger closes on June 30, 2011; (2) the deal value per share is equal to a $7.86 per Hamptons share, given the 0.3434x fixed exchange ratio; (3) 40% cost savings of Hamptons projected operating expense which is 100% phased in during the first six months; (4) approximately $0.5 million in pre-tax transaction costs and expenses; expensed at close (5) a core deposit intangible of 3.5% based on all non-CD deposits (8 year, sum-of-year’s amortization method) (6) a 3.50% opportunity cost of cash; (7) Hamptons’ performance was calculated in accordance with Hamptons’ Management’s budget and guidance (8) Bridge’s performance was calculated in accordance with Bridge management’s budget and guidance. The analyses indicated that for the year ending December 31, 2011, the Merger (excluding Transaction Expenses) would be accretive to Bridge’s projected earnings per share and, at June 30, 2011 the Merger would be accretive to Bridge’s tangible book value per share.  The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous.  Sandler O’Neill acted as Hamptons’ financial advisor in connection with the Merger and will receive a fee of $150,000 for its services. Sandler O’Neill will also receive a fee for rendering its opinion. Hamptons has agreed to indemnify Sandler O’Neill against certain liabilities arising out of its engagement.  In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Hamptons and Bridge and their respective affiliates.

Employee Matters

The Merger Agreement provides that Bridge will review all Hamptons State Bank employee benefit plans to determine whether to maintain, terminate or continue such plans.  In the event any Hamptons State Bank employee benefit plan is changed or terminated by Bridge, Bridge has agreed to provide compensation and benefits to continuing employees that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated Bridgehampton Bank (or applicable Bridge subsidiary) employees.

All Hamptons State Bank employees who become participants in any of the Bridge compensation or benefit plans will be given credit for service at Hamptons State Bank for eligibility to participate in and the satisfaction of vesting requirements (but not for benefit accrual purposes) under Bridge’s compensation and benefit plans.

Any employee of Hamptons State Bank who is not offered employment with Bridge as of the closing of the Merger or is involuntarily terminated by Bridge (other than for cause) within six months following the effective time of the Merger, will receive a severance payment equal to two weeks of base pay for each full year of service at Hamptons, with a maximum of 26 weeks and a minimum of four weeks base pay; provided that such individual executes a release agreement.

Bridge has agreed to honor all obligations under all employment, consulting and change in control agreements applicable to employees of Hamptons State Bank and its subsidiaries, but is not obligated under the Merger Agreement to maintain the employment of any particular individual after the Merger is consummated.  See “Interests of Hamptons State Bank’s Directors and Executive Officers In the Merger That Are Different From Yours” below for a discussion of the employment agreements and other compensation arrangements applicable to directors and executive officers of Hamptons State Bank that will be honored by Bridge.

Dissenters Rights

Dissenters’ rights will be available to the Hamptons State Bank shareholders in accordance with Section 6022 of the New York Banking Law. The required procedure set forth in Section 6022 must be followed exactly or any dissenters’ rights may be lost.  The information set forth below is a general summary of dissenters’ rights as they apply to Hamptons State Bank shareholders and is qualified in its entirety by reference to Section 6022 of the New York Banking Law which is attached to this proxy statement as Appendix C.

Fair Value of Shares. If the Merger is approved, Hamptons State Bank shareholders who dissent from the Merger by complying with the procedures set forth in Section 6022 of the New York Banking Law will be entitled to receive an amount equal to the fair value of their shares as of the close of business on the day prior to the date of the special meeting of shareholders, excluding any appreciation or depreciation directly or indirectly induced by such corporate action or proposal.

Written Objection. In order to be entitled to exercise dissenters’ rights, a shareholder of Hamptons State Bank must first file written objection to the Merger with Hamptons State Bank before a vote is taken at the special shareholders’ meeting, unless Hamptons State Bank did not give notice of the shareholders’ meeting to such shareholder.  The written objection must be addressed to Hamptons State Bank, 243 Windmill Lane, Box 5037, Southampton, New York 11969, Attention:  Stanley J. Glinka, Corporate Secretary.

No vote in Favor of Approval. In order to preserve his or her dissenters’ rights, a shareholder must not vote in favor of approval of the Merger Agreement at the special shareholder meeting. Voting in favor of the Merger Agreement will result in a shareholder waiving dissenters’ rights.

Notice of Election. Furthermore, in order to preserve his or her dissenters’ rights, the shareholder must file written notice of election, stating his or her name and residence address, the number and class of shares as to which he or she dissents and a demand for payment of the fair value of his or her shares. The demand must be addressed to Hamptons State Bank, 243 Windmill Lane, P.O. Box 5037, Southampton, New York 11969, Attention:  Stanley J. Glinka, Corporate Secretary, and the demand must be received not later than 20 days after the notice was given by Hamptons State Bank to such shareholders that the Merger was approved by shareholders. Hamptons State Bank must give such notice within 10 days after the shareholders’ approval.

Submission of Certificates.  At the time of filing of the notice of election or within one month thereafter, the shareholder will have to submit certificates representing his or her shares to Hamptons State Bank, or The Bridgehampton National Bank, as the survivor in the Merger, or its transfer agent for notation that the notice of election has been filed. The certificates will then be returned to the shareholder. If the shareholder does not submit the certificates within forty five (45) days from the filing of the notice of election, he or she may lose his or her dissenter’s rights at the option of Bridge, subject to the court order for good cause shown.

Special Proceeding in the Supreme Court. Bridge may initiate a special proceeding in the New York Supreme Court within twenty days after (i) it does not make an offer to pay, within seven days after the election period or within seven days after the Merger is consummated, whichever is later, for shares at a price which Bridge considers to be their fair value; or (ii) within thirty days after the corporation’s offer, the dissenting shareholder does not agree to the price offered by the corporation. If Bridge does not institute a special proceeding in the court within 30 days after the expiration of the above twenty day period, any dissenting shareholder may initiate the special proceeding in the Supreme Court.

Determination by Supreme Court. Upon Bridge’s request, the Supreme Court first determines as to whether each shareholder is entitled to receive payments. If Bridge does not request such determination or after the court determines affirmatively on the eligibility of each shareholder, the court proceeds to fix the fair value of the shares. The court may appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The final order issued by the court as to the fair value of the shares must include allowance for interest at such rate the court finds to be equitable from the shareholders’ approval date to the date of payment unless the court finds that the refusal of any shareholder to accept Bridge’s offer of payment for his or her shares was arbitrary, vexatious, or otherwise not in good faith.

Payment. Upon shareholders’ surrender of the certificates, Bridge will have to make the payment to the dissenting shareholders within 60 days after (i) Bridge’s offer, if any shareholder agrees to the price offered, or (ii) final determination by the court.

Withdrawal of Election Notice. A dissenting shareholder may not withdraw his or her notice of election unless Hamptons State Bank or Bridge consent to the withdrawal in writing.

Interests of Hamptons State Bank’s Directors and Officers In the Merger That Are Different From Yours

Non-Competition and Consulting Agreement.  Contemporaneously with the execution of the Merger Agreement, Bridge and Bridgehampton Bank entered into a Non-Competition and Consulting Agreement with Mr. Krawczyk pursuant to which Mr. Krawczyk will perform consulting services regarding transition and integration issues for a period of one-year following the Merger.  In addition, Mr. Krawczyk agreed not to compete with Bridge and Bridgehampton Bank for a period of up to three years following the Merger for the benefit of any business within the county of Suffolk, New York.  During the period of non-competition, Mr. Krawczyk has agreed not to solicit or offer employment to any employee of Bridge and Bridgehampton Bank or any of their subsidiaries that would cause such person(s) to terminate employment and accept employment with or provide services to any business that competes with Bridge and Bridgehampton Bank or any subsidiary within the county of Suffolk, New York.  In exchange for the consulting services and the agreement not to compete or solicit, Bridge and Bridgehampton have agreed to pay Mr. Krawczyk $166,000, payable in monthly installments over the one-year consulting period.

Retention Agreements with Michael V. Hadix, Stanley J. Glinka and Maria Fontana.  In connection with their respective Retention Agreements, Michael V. Hadix, Stanley J. Glinka and Maria Fontana will each receive a payment of $10,000, less applicable tax withholding, provided that the executive remains employed on the effective date of the Merger.

Indemnification.  Pursuant to the Merger Agreement, Bridge has agreed that from and after the effective date of the Merger through the fifth anniversary thereof, it will indemnify, defend and hold harmless each present and former officer, director or employee of Hamptons State Bank and its subsidiary (ad defined in the Merger Agreement) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities, judgments and amounts that are paid in settlement (with the approval of Bridge, which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director, officer or employee of Hamptons State Bank or its subsidiary if such claim pertains to any matter of fact arising, existing or occurring at or before the closing date to the fullest extent to which directors and officers of Hamptons State Bank are entitled under applicable law, Bridge’s Certificate of Incorporation and Bylaws, Hamptons State Bank Certificate of Incorporation and bylaws, or other applicable law in effect on the date of the Merger Agreement (and Bridge will pay expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted to under applicable law, provided that the person to whom such expenses are advanced agrees to repay such expenses if it is ultimately determined that such person is not entitled to indemnification).

Directors’ and Officers’ Insurance.  Bridge has further agreed, for a period of five years after the effective date, to cause the persons serving as officers and directors of Hamptons State Bank immediately prior to the effective date to continue to be covered by Hamptons State Bank’s current directors’ and officers’ liability insurance policy (provided that Bridge may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous than such policy) with respect to acts or omissions occurring prior to the effective date which were committed by such officers and directors in their capacity as such.  Bridge is not required to spend more than 150% of the annual cost currently incurred by Hamptons State Bank for its insurance coverage.

Management and Operations of Bridgehampton Bank After the Merger

Upon consummation of the Merger between Hamptons State Bank and Bridgehampton Bank, Hampton State Bank will be merged into Bridgehampton Bank and its separate existence will cease.  The directors and officers of Bridgehampton Bank immediately prior to the Merger will continue to be its directors and officers following completion of the Merger.

Effective Date of Merger

The parties expect that the Merger will be effective during the third quarter of 2011 or as soon as possible after the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods.  The Merger will be completed legally by the filing of the certificate of Merger with the OCC.  If the Merger is not consummated by September 30, 2011, the Merger Agreement may be terminated by either Hamptons State Bank or Bridge, unless the failure to consummate the Merger by this date is due to the breach by the party seeking to terminate the Merger Agreement of any of its obligations under the Merger Agreement.  See “Conditions to the Merger” below.

Conduct of Business Pending the Merger

The Merger Agreement contains various restrictions on the operations of Hamptons State Bank before the effective time of the Merger.  In general, the Merger Agreement obligates Hamptons State Bank to conduct its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve its business organization and assets and maintain its rights and franchises.  In addition, Hamptons State Bank has agreed that, except as expressly contemplated by the Merger Agreement or specified in a schedule to the Merger Agreement, without the prior written consent of Bridge, it will not, among other things:

•             change or waive any provision of its Certificate of Incorporation or Bylaws, or appoint a new director to the board of directors;

•             change the number of authorized or issued shares of its capital stock, issue any shares of Hamptons State Bank common stock, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock;

•             enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business;

•             make application for the opening or closing of any, or open or close any, branch or automated banking facility;

•             grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except in the ordinary course of business consistent with past practice to non-officer employees;

•             enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

•             change any method, practice or principle of accounting, except as may be required from time to time by Generally Accepted Accounting Principles (without regard to any optional early adoption date) or any bank regulator responsible for regulating Hamptons State Bank;

•             purchase or sell any equity securities, or purchase any securities other than securities (i) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (ii) having a face amount of not more than $25,000, (iii) with a weighted average life of not more than two years and (iv) otherwise in the ordinary course of business consistent with past practice;

•             make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of the amount for which the current approval of the Hamptons’ Executive Committee is required;

•             make any capital expenditures in excess of $5,000 individually or $10,000 in the aggregate, other than pursuant to binding commitments existing on the date of the Merger Agreement and expenditures necessary to maintain existing assets in good repair;

•             purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies; or

•             pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $5,000 individually or $10,000 in the aggregate.

In addition to these covenants, the Merger Agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date; and each party’s agreement to use its reasonable best efforts to cause the Merger to qualify as a tax-free reorganization.

Representations and Warranties

The Merger Agreement contains a number of customary representations and warranties by Bridgehampton Bank and Hamptons State Bank regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger that are customary for a transaction of this kind.  They include, among other things:

•             the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•             the absence of conflicts with and violations of law and various documents, contracts and agreements;

•             the absence of any development materially adverse to the companies;

•             the absence of adverse material litigation;

•             accuracy of reports and financial statements filed with the Securities and Exchange Commission or banking regulators;

•             the accuracy and completeness of the statements of fact made in filings with governmental entities in connection with the Merger Agreement;

•             the existence, performance and legal effect of certain contracts (Hamptons State Bank only);

•             no violations of law by either company;

•             the filing of tax returns, payment of taxes and other tax matters by either party;

•             labor and employee benefit matters; and

•             compliance with applicable environmental laws by both parties.

All representations, warranties and covenants of the parties, other than those covenants and agreements which by their terms apply in whole or part after the consummation of the Merger, terminate upon the consummation of the Merger.

Conditions to the Merger

The respective obligations of Bridge and Hamptons State Bank to complete the Merger are subject to various conditions prior to the Merger.  The conditions include the following:

•             the receipt of all regulatory approvals and other necessary approvals of governmental entities (other than those the failure of which to obtain would not cause a material adverse effect (as defined in the Merger Agreement)), including the OCC’s approval of the Merger and the expiration of all applicable statutory waiting periods;

•             approval of the Merger Agreement by the affirmative vote of two-thirds of the issued and outstanding shares of Hamptons State Bank;

•             there must be no statute, rule, regulation, order, injunction or decree in existence which prohibits or makes completion of the Merger illegal;

•             there must be no litigation, statute, law, regulation, order or decree by which the Merger is restrained or enjoined;

•             Bridge’s registration statement of which this document is a part shall have become effective and no stop order suspending its effectiveness of shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•             the shares of Bridge common stock to be issued to Hamptons State Bank shareholders in the Merger must have been approved for listing on the Nasdaq Global Select Market and such shares must be delivered to the exchange agent before the closing date of the transaction;

•             with respect to each of Hamptons State Bank and Bridge, the representations and warranties of the other party to the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the date of the closing (except to the extent such representations and warranties speak as of an earlier date), except where the failure to be true and correct has not had or is reasonably not expected to have, individually or in the aggregate, a material adverse effect on Hamptons State Bank or Bridge, as applicable.  If a representation or warranty was qualified as to materiality, it has to be true or correct after giving effect to the materiality standard; and

•             both Bridge and Hamptons State Bank must have received a legal opinion from their respective counsels that the Merger will qualify as a tax-free reorganization under United States federal income tax laws.

•             Bridge may terminate the Merger Agreement if holders of more than 15% of Hamptons State Bank’s common stock exercise their right to dissent from approving the Merger and instead demand the fair value of their shares.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so.  Shareholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General.  Hamptons State Bank and Bridge have agreed to use all reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the Merger.  That includes the approval of the OCC.  Bridge and Hampton State Bank have filed an application with the OCC.  The Merger cannot be completed without such approval.  Bridge cannot assure that it will obtain the required regulatory approval, when it will be received, or whether there will be conditions in the approvals or any litigation challenging the approvals.  Bridge also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the Merger on antitrust grounds, or what the outcome will be if such a challenge is made.

Bridge is not aware of any material governmental approvals or actions that are required prior to the Merger other than those described below.  Bridge presently contemplates that it will seek any additional governmental approvals or actions that may be required in addition to those requests for approval currently pending; however, Bridge cannot assure that it will obtain any such additional approvals or actions.

Office of the Comptroller of the Currency.  The Merger is subject to approval by the OCC.  On March 18, 2011, Bridgehampton Bank filed the required application with the OCC.

The OCC may not approve any business combination that would result in a monopoly or be in furtherance of any conspiracy attempt to monopolize the business of banking in the United States.   It will also no approve any transaction whose effect may be substantially to lessen competition or tend to create a monopoly or in any other manner restrain trade, unless it finds that the anti-competitive effects of the transaction are clearly outweighed by the probable effects of the transaction in meeting the convenience and needs of the community.  In addition, the OCC considers the financial and managerial resources of the banks involved, their future prospects and the convenience and needs of the communities to be served.  Under the Community Reinvestment Act, the OCC must take into account the record of performance of each company in meeting the credit needs of its entire communities, including low and moderate income neighborhoods, served by each company.  Bridgehampton Bank has a satisfactory CRA rating; Hamptons State Bank has a satisfactory CRA rating.  Finally, the OCC considers the effectiveness of the parties in combating money laundering activities and any risk to stability of the U.S. banking or financial systems.

Federal law requires publication of notice of, and the opportunity for public comment on, the applications submitted by Bridgehampton Bank for approval of the Merger.  The comment period expires on _____________, 2011.  The OCC is authorized to hold a public hearing in connection with the application if it determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review. In addition, under federal law, a period of 30 days must expire following approval by the OCC within which period the Department of Justice may file objections to the Merger under the federal antitrust laws.  This waiting period may be reduced to 15 days if the Department of Justice has not provided any adverse comments relating to the competitive factors of the transaction.  If the Department of Justice were to commence an antitrust action, that action would stay the effectiveness of OCC approval of the Merger unless a court specifically orders otherwise. In reviewing the Merger, the Department of Justice could analyze the Merger’s effect on competition differently than the OCC, and it is possible that the Department of Justice could reach a different conclusion than the OCC regarding the Merger’s competitive effects.

No Solicitation

Until the Merger is completed or the Merger Agreement is terminated, Hamptons State Bank has agreed that it, and its officers, employees, directors and representatives will not:

•             initiate, solicit, induce or knowingly encourage any inquiries, offers or proposals to acquire Hamptons State Bank;

•             participate in any discussions or negotiations regarding any proposal to acquire Hamptons State Bank, or furnish, or otherwise afford access, to any person any information or data with respect to Hamptons State Bank or otherwise relating to an acquisition proposal;

•             release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Hamptons State Bank is a party; or

•             enter into any agreement, agreement in principle, or letter of intent with respect to any proposal to acquire Hamptons State Bank, or approve or resolve to approve an acquisition proposal.

At any time prior to the Hampton State Bank’s special meeting of shareholders, Hamptons State Bank may, however, furnish information regarding Hamptons State Bank to, or enter into and engage in discussion with, any person or entity in response to a bona fide unsolicited written proposal by the person or entity relating to an acquisition proposal if:

•                  Hamptons State Bank’s board of directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such proposal may be or could be superior to the Bridge Merger from a financial point-of-view for Hamptons State Bank’s shareholders;

•                  Hamptons State Bank notifies Bridge within at least three (3) business days prior to such determination; and

•                  Hamptons State Bank receives a confidentiality agreement from a third party with terms no less favorable to Hamptons State Bank than the existing confidentiality agreement between Hamptons State Bank and Bridge.

Termination; Amendment; Waiver

The Merger Agreement may be terminated prior to the closing, before or after approval by Hamptons State Bank’s shareholders, as follows:

•                  by mutual written agreement of Bridge and Hamptons State Bank;

•                  by either Bridge or Hamptons State Bank if the Merger has not occurred on or before September 30, 2011, and such failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement;

•                  by Bridge or Hamptons State Bank if Hamptons State Bank shareholders do not approve the Merger Agreement and Merger;

•                  by the board of directors of a non-breaching party if the other party (1) breaches any covenants or agreements contained in the Merger Agreement or (2) breaches any representations or warranties contained in the Merger Agreement, in each case if such breach by its nature cannot be cured by September 30, 2011 or has not been cured within thirty days after notice from the terminating party and which breach would cause the failure of conditions to the terminating party’s obligation to close (provided that the terminating party is not then in material breach of the Merger Agreement);

•                  by either party if any required regulatory approvals for consummation of the Merger are not obtained;

•                  by Bridge if Hamptons State Bank shall have received a superior proposal and the Hamptons State Bank board of directors enters into an acquisition agreement with respect to a superior proposal and terminated the Merger Agreement or failed to recommend that the shareholders of Hamptons State Bank approve the Merger Agreement or has withdrawn, modified or changed such recommendation in a manner which is adverse to Bridge; or

•                  by Hamptons State Bank in order to accept a superior proposal, which has been received and considered by Hamptons State Bank in compliance with the applicable terms of the Merger Agreement.

Under the latter two scenarios described above, if the Merger Agreement is terminated, Hamptons State Bank shall pay to Bridge a fee of $275,000, plus expenses.  This fee would also be payable to Bridge if Hamptons State Bank enters into a Merger Agreement with a third party within twelve months of the termination of the Merger Agreement by Bridge, if the termination was due to a willful breach of a representation, warranty, covenant or agreement by Hamptons State Bank or the failure of the shareholders of Hamptons State Bank to approve the Merger Agreement after the public disclosure or public awareness that Hamptons State Bank received a third party acquisition proposal.

Additionally, Hamptons State Bank may terminate the Merger Agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) (the “Determination Date”), such termination to be effective if both of the following conditions are satisfied:

•                  the number obtained by dividing the average of the daily closing price of Bridge common stock for the twenty consecutive trading days immediately preceding the Determination Date by $23.06 (the “Bridge Ratio”) is less than 0.85; and

•                  the Bridge Ratio is less than the quotient obtained by dividing the sum of the average of the daily closing prices for the twenty consecutive trading days immediately preceding the Determination Date of a group of 15 financial institution holding companies (the “Final Index Price”) by the closing value of the above-referenced group of financial institution holding companies on the last trading date immediately preceding the public announcement of the entry into the Merger Agreement (the “Index Price”), minus 0.20.

If Hamptons State Bank elects to exercise its termination right as described above, it must give prompt written notice thereof to Bridge.  During the five-day period commencing with its receipt of such notice, Bridge shall have the option to increase the consideration to be received by the holders of Hamptons State Bank common stock by adjusting the exchange ratio to the following quotient at its sole discretion (i) a quotient, the numerator of which is equal to the product of the $23.06, 0.80 and the exchange ratio (as then in effect), and the denominator of which is equal to the average of the daily closing prices for shares of Bridge common stock for the twenty consecutive full trading days ending on the trading day immediately preceding the Determination Date and the number of obtained by dividing the product of the Index Ratio and the exchange ratio (as then in effect) by Bridge Ratio.  If Bridge elects, it shall give, within such five-day period, written notice to Hamptons State Bank of such election to revise the exchange ratio, whereupon no termination shall be deemed to have occurred and the Merger Agreement shall remain in full force and effect in accordance with its terms (except as the exchange ratio shall have been so modified).  Because the formula is dependent on the future price of Bridge’s common stock and that of the index group, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of Bridge common stock would be issued, to take into account the extent the average price of Bridge’s common stock exceeded the decline in the average price of the common stock of the index group.

The Merger Agreement may be amended by the parties at any time before or after approval of the Merger Agreement by the Hamptons State Bank shareholders. However, after such approval, no amendment may be made without their approval if it reduces the amount, value or changes the form of consideration to be delivered to Hamptons State Bank’s shareholders.

The parties may waive any of their conditions to closing, unless they may not be waived under law.

Fees and Expenses

Bridge and Hamptons State Bank will each pay its own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences Of The Merger

General.  The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Hamptons State Bank common stock with respect to the exchange of Hamptons State Bank common stock for Bridge common stock pursuant to the Merger. This discussion assumes that U.S. Holders hold their Hamptons State Bank common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This summary is based on the Internal Revenue Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this document. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service, regarding the United States federal income tax consequences of the Merger. As a result, no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Hamptons State Bank common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Internal Revenue Code, such as holders of Hamptons State Bank common stock that are not U.S. Holders, holders that are partnerships or other pass-through entities (and persons holding their Hamptons State Bank common stock through a partnership or other pass-through entity), persons who acquired shares of Hamptons State Bank common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Hamptons State Bank common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Hamptons State Bank common stock that is for United States federal income tax purposes:

•                  a United States citizen or resident alien;

•                  a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•                  a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person and

•                  an estate, the income of which is subject to United Sates federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Hamptons State Bank common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

Bridge and Hamptons State Bank have structured the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of Bridge to consummate the Merger is conditioned upon the receipt of an opinion from Luse Gorman Pomerenk & Schick, P.C., counsel to Bridge, to the effect that the Merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by Bridge and Hamptons State Bank.  The obligation of Hamptons State Bank to consummate the Merger is conditioned upon the receipt of an opinion from Harris Beach PLLC, counsel to Hamptons State Bank, to the effect that the Merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by Bridge and Hamptons State Bank.  Bridge and Hamptons State Bank have not requested and do not intend to request any ruling from the Internal Revenue Service. Accordingly, Bridge urges each Hamptons State Bank shareholder to consult their own tax advisors as to the specific tax consequences resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.  Assuming the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the material United States federal income tax consequences of the Merger are as follows:

•                  no gain or loss will be recognized by Bridge, its subsidiaries or Hamptons State Bank by reason of the Merger;

•                  you will not recognize gain or loss if you exchange your Hamptons State Bank common stock solely for Bridge common stock, except to the extent of any cash received in lieu of a fractional share of Bridge common stock;

•                  your aggregate tax basis in the Bridge common stock that you receive in the Merger (including any fractional share interest you are deemed to receive and exchange for cash), will equal your aggregate tax basis in the Hamptons State Bank common stock you surrendered, less any basis attributable to fractional share interests in Hamptons State Bank common stock for which cash is received; and

•                  your holding period for the Bridge common stock that you receive in the Merger will include your holding period for the shares of Hamptons State Bank common stock that you surrender in the Merger.

Cash Received Instead of a Fractional Share of Bridge Common Stock.  A shareholder of Hamptons State Bank who receives cash instead of a fractional share of Bridge common stock will be treated as having received the fractional share pursuant to the Merger and then as having exchanged the fractional share for cash in a redemption of Bridge.  As a result, a Hamptons State Bank shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above.  This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, the holding period for such shares is greater than one year.

Backup Withholding and Information Reporting.  Payments of cash to a holder of Hamptons State Bank common stock instead of a fractional share of Bridge common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules.  Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the Merger.  It is not a complete analysis or discussion of all potential tax effects that may be important to you.  Thus, Hamptons State Bank urges Hamptons State Bank shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment

In accordance with U.S. generally accepted accounting principles, the Merger will be accounted for using the purchase method.  The result of this is that the recorded assets and liabilities of Bridge will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of Hamptons State Bank will be adjusted to fair value at the date of the Merger.  In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired.  To the extent that the purchase price, consisting of cash plus the number of shares of Bridge common stock to be issued to former Hamptons State Bank shareholders and option holders at fair value, exceeds the fair value of the net assets including identifiable intangibles of Hamptons State Bank at the merger date, that amount will be reported as goodwill.  In accordance with ASC 350, “Intangibles – Goodwill and Other,” goodwill will not be amortized but will be evaluated for impairment annually.  Identified intangibles will be amortized over their estimated lives.  Further, the purchase accounting method results in the operating results of Hamptons State Bank being included in the consolidated income of Bridge beginning from the date of consummation of the Merger.

Stock Value and Dividend Information

Hamptons State Bank common stock is not traded on any exchange and is owned by approximately 300 shareholders of record.  As of the Record Date, there were 796,812 shares of Hamptons State Bank common stock issued and outstanding.  Hamptons State Bank has not issued any shares of its common stock since the Record Date, and has not been advised of, nor amended its books and records to reflect, any private transfers of its stock.  Hamptons State Bank has never paid a dividend.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

Bridge is incorporated under the laws of the State of New York and Hamptons State Bank is incorporated as a bank under the laws of the State of New York.  As a result of the Merger, Hamptons State Bank shareholders will become shareholders of Bridge.  Thus, following the Merger, the rights of Hamptons State Bank shareholders who become Bridge shareholders in the Merger will be governed by the laws of the State of New York and will also then be governed by the Bridge certificate of incorporation and the Bridge bylaws.  The Bridge certificate of incorporation and bylaws will be unaltered by the Merger.

Comparison of Shareholders’ Rights

Set forth on the following page is a summary comparison of material differences between the rights of a Bridge shareholder under the Bridge certificate of incorporation, Bridge bylaws, and New York corporate law (right column) and the rights of a shareholder under the Hamptons State Bank certificate of incorporation, Hamptons State Bank bylaws and New York banking law (left column).  The summary set forth below is not intended to provide a comprehensive summary of New York law or of each company’s governing documents.  This summary is qualified in its entirety by reference to the full text of the Bridge certificate of incorporation and Bridge bylaws, and the Hamptons State Bank certificate of incorporation and Hamptons State Bank bylaws.  Copies of the governing corporate instruments delivered, are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page i.

HAMPTONS STATE BANK	BRIDGE BANCORP, INC.

CAPITAL STOCK

Authorized Capital. 3,000,000 shares of common stock, par value $5 per share. As of December 31, 2011 there were 796,812 shares of Hamptons State Bank common stock issued and outstanding.

Authorized Capital. 20 million shares of common stock par value $0.01 per share, 2 million shares of preferred stock, par value $0.01 per share. As of December 31, 2010, there were 6,364,656 shares of Bridge common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Preferred Stock. Bridge’s certificate of incorporation authorize the board of directors, without further shareholder action, to issue up to 2 million shares of preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders.

Convertible Trust Preferred Securities. In December 2009, Bridge completed the private placement of $16.0 million in aggregate liquidation amount of 8.50% cumulative convertible trust preferred securities (the “TPS”), through its wholly-owned subsidiary, Bridge Statutory Capital Trust II. The TPS have a liquidation amount of $1,000 per security and are convertible into our common stock, at an effective conversion price of $31 per share. The TPS mature in 30 years but are callable by Bridge at par any time after September 30, 2014.

Bridge issued $16.0 million of junior subordinated debentures (the “Debentures”) to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. In accordance with current accounting guidance, the trust is not consolidated in Bridge’s financial statements, but rather the Debentures are shown as a liability. The Debentures bear interest at a fixed rate equal to 8.50% and mature on December 31, 2039. Consistent with regulatory requirements, the interest payments may be deferred for up to 5 years, and are cumulative.

The Debentures have the same prepayment provisions as the TPS. As of September 30, 2010 the outstanding balance of the Debentures is $16.0 million. The Debentures are included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

BOARD OF DIRECTORS

Number of Directors. Provided that there must be no	Number of Directors. Such number as is fixed by

less than seven, nor more than twenty, such number as is fixed by the board of directors from time to time. Hamptons currently has nine directors.	the board of directors from time to time. Bridge currently has ten directors.

Classification of Directors. Hamptons’ Organization Certificate provides for a classified board to which approximately one-third of its Board of Directors is elected each year at the annual meeting of shareholders. Accordingly, Hamptons’ directors serve three-year terms rather than one-year terms.

Classification of Directors. Bridge’s Certificate of Incorporation provides for a classified board to which approximately one-third of its Board of Directors is elected each year at the annual meeting of shareholders.

Vacancies and Newly Created Directorships. Filled by a majority vote of the directors then in office, even if less than a quorum. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.

Vacancies and Newly Created Directorships. Filled by a majority vote of the directors then in office, even if less than a quorum. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.

Qualification of Directors. Every director must be a stockholder of Bridge. No person shall be eligible to be newly elected or appointed as a director if he attains the age of 73 on or prior to the date of his election, except for previously grandfathered directors.

PRE-EMPTIVE RIGHTS

Hamptons’ shareholders have preemptive rights to purchase additional securities that are issued by Hamptons in order to maintain their pro-rata percentage of ownership following such issuance.	Bridge shareholders do not have pre-emptive rights.

SPECIAL MEETINGS

Special Meetings of the Board. Special meetings of the board of directors may be called by the Chairman of the Board or the President, or at the request of the three or more members of the board of directors.

Special Meetings of the Board. Special meetings of the board of directors may be called by the President, the Executive Vice President or at the request of the three or more members of the board of directors.

Special Meetings of the Shareholders. Special meetings may be called by the Chairman of the Board of Directors, the President, the Board of Directors, any two or more members thereof, or by one or more shareholders holding not less than ten percent (10%) of the voting power of the corporation

Special Meetings of the Stockholders. Special meetings of the shareholders may be called by a resolution adopted by the board of directors.

DESCRIPTION OF CAPITAL STOCK OF BRIDGE BANCORP, INC.

Bridge is authorized to issue 22,000,000 shares of capital stock, 20,000,000 of which are shares of common stock, par value of $0.01 per share, and 2,000,000 of which are shares of preferred stock, par value of $0.01 per share. As of December 31, 2010, Bridge had 6,364,656 shares of common stock outstanding, and no shares of preferred stock outstanding.

Description of Common Stock

Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Dividends

The holders of Bridge common stock are entitled to receive and share equally in such dividends, if any, declared by the board of directors out of funds legally available therefor.  Under the New York Business Corporation Law, Bridge may pay dividends on its outstanding shares except when Bridge is insolvent or would be made insolvent by the dividend. In addition, Bridge may pay dividends out of surplus only, so that its net assets remaining after such payment shall at least equal the amount of stated capital. If Bridge issues preferred stock, the holders thereof may have a priority over the holders of Bridge common stock with respect to dividends.

Voting Rights

The holders of Bridge’s common stock are generally entitled to one vote per share. Holders of Bridge’s common stock are not entitled to cumulate their votes in the election of directors.

Liquidation

In the event of Bridge’s liquidation, dissolution or winding up, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities and the holders of any preferred stock, all of its assets available for distribution.

No Preemptive or Redemption Rights

Holders of Bridge’s common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Description of Preferred Stock

Bridge’s certificate of incorporation permits the board of directors to authorize the issuance of up to 2,000,000 shares of preferred stock, par value $0.01, in one or more series, without stockholder action. The board of directors can fix the number of shares to be included in each such series, and the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Therefore, without stockholder approval, Bridge’s board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. None of Bridge’s preferred stock is currently outstanding.

CERTAIN PROVISIONS OF BRIDGE BANCORP, INC.

CERTIFICATE OF INCORPORATION AND BYLAWS

The following discussion is a general summary of the material provisions of Bridge’s certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect.  The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Bridge’s certificate of incorporation and bylaws, reference should be made in each case to the document in question.  See “Where You Can Find More Information” as to how to review a copy of these documents.

Provisions in Bridge’s Certificate of Incorporation, Bylaws and Federal Law Affecting Bridge’s Shareholders

Bridge’s certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Bridge board of directors or management more difficult. Such provisions include, among others, the requirement of a supermajority vote of shareholders to approve certain business combinations and other corporate actions, special procedural rules for certain business combinations, a classified board of directors, restrictions on the calling of special meetings of shareholders that do not provide for the calling of special meetings by the shareholders, and a provision in its certificate of incorporation allowing the board of directors to oppose a tender or other offer for the Bridge securities, including through the issuance of authorized but unissued securities or treasury stock or granting stock options, based on a wide range of considerations. The foregoing is qualified in its entirety by reference to Bridge’s certificate of incorporation and bylaws, both of which are on file with the SEC.

The Bank Holding Company Act generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of Bridge. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of Bridge’s voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Bridge, could constitute acquisition of control of the bank holding company.

Directors. The board of directors is divided into three classes.  The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Thus, it would take at least two annual elections to replace a majority of Bridge’s board of directors.  Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Restrictions on Call of Special Meetings.  The certificate of incorporation and bylaws provide that special meetings of shareholders can be called only by the board of directors.  Shareholders are not authorized to call a special meeting of shareholders.

Authorized but Unissued Shares.  Bridge has authorized but unissued shares of common and preferred stock.  See “Description of Capital Stock of Bridge Bancorp, Inc.”  The certificate of incorporation authorizes 2,000,000 shares of serial preferred stock.  Bridge is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class).  In the event of a proposed merger, tender offer or other attempt to gain control of Bridge that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock, therefore may be to deter a future attempt to gain control of Bridge.  The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of Incorporation and Bylaws.  Amendments to the certificate of incorporation must be approved by at least 75% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The granting of preemptive rights to the holders of any class of capital stock;

(ii)	The ability of the board of directors to oppose a tender or other offer for the securities of Bridge under certain circumstances;

(iii)	The ability of the board of directors to evaluate require a super-majority vote to limit purchase or otherwise acquire Bridge; and

(iv)	The limitation on the liability of directors.

The bylaws may be amended by the affirmative vote of a majority of the directors of Bridge.

Change of Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a national bank unless the OCC has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. Similarly, no person may acquire control of the parent bank holding company of a national bank unless the Federal Reserve has been given 60 days prior written notice and has not issued a notice disapproving of the proposal acquisition.

Control, as defined under federal law, means ownership, control of or holding with power to vote 25% or more of any class of voting stock.  Acquisition of more than 10% of any class, subject to rebuttal, Banks or bank holding company’s voting securities is presumed to constitute control of, subject to rebuttal, of the acquirer has securities regulated under the Securities Exchange Act of 1934 or no other person will hold a greater percentage of that class of voting securities after the acquisition.

An acquisition of control may be disapproved if the regulators finds, among other things, that:

1.                                     the acquisition would result in a monopoly or substantially lessen competition;

2.                                     the financial condition of the acquiring person or the financial prospects of the institution is such as might jeopardize the financial stability of the institution or prejudice the interests of depositors;

3.                                     the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person, or

4.                                     the proposed acquisition would result in an adverse effect on the Deposit Insurance Fund.  If a company or existing bank holding seeks to acquire control of a national bank or bank holding company, filings must be made under the Bank Holding Company Act and the Federal Reserve Board must issue its approval of the transaction prior to its consummation.  The standards reviewed by the Federal Reserve Board in such a case are similar to those referenced above.

EXPERTS

The consolidated balance sheets of Bridge Bancorp, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, included in its Annual Report on Form 10-K for the year ended December 31, 2010, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of Crowe Horwath LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the Bridge common stock to be issued in the Merger will be passed upon for by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Bridge.  In addition, Luse Gorman Pomerenk & Schick, P.C. will deliver its opinion to Bridge, and Harris Beach PLLC will deliver its opinion to Hamptons State Bank, respectively, as to certain United States federal income tax consequences of the Merger.  See “The Merger—Material United Sates Federal Income Tax Consequences of the Merger.”

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the Merger Agreement at the time of the special meeting, the Merger Agreement may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies.  In order to allow proxies that have been received by Hamptons State Bank at the time of the special meeting to be voted for an adjournment, if necessary, Hamptons State Bank has submitted the question of adjournment to its shareholders as a separate matter for their consideration.  The board of directors of Hamptons State Bank unanimously recommends that shareholders vote “FOR” the adjournment proposal.  If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

CERTAIN BENEFICIAL OWNERS OF

HAMPTONS STATE BANK COMMON STOCK

The following tables sets forth, to the best knowledge and belief of Hamptons State Bank, certain information regarding the beneficial ownership of the Hamptons State Bank common stock as of ___________, 2011 by (i) each director and certain named executive officers of Hamptons State Bank, (ii) all of Hamptons State Bank’s directors and executive officers as a group and (iii) by each person known to Hamptons State Bank to be the beneficial owner of more than 5% of the outstanding Hamptons State Bank common stock.

Security Ownership of Management

Direct and indirect ownership of common stock by each of the directors, the executive officer and by all executive officers as a group is set forth in the following table as of ____________, 2011, together with the percentage of total shares outstanding represented by such ownership.  For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he or she has the right to acquire the beneficial ownership of the security within 60 days.

	Amount of Beneficial Ownership
	Common	Percent of
Name of Beneficial Owner	Stock	Class
Directors:
Thomas E. Behringer, Jr.	11,500	1.44%
Perry W. DeLalio, Jr.	18,000	2.26%
Robert Giambalvo	4,000	0.50%
John F. Kidd	1,500	0.19%
Ronald M. Krawczyk*	30,000	3.77%
John E. Larkin	3,000	0.38%
C. Justin McCarthy	12,500	1.57%
Morley A. Quatroche, Jr.	4,000	0.50%
John J. Raynor	9,000	1.13%
Totals	93,500	11.73%
All Directors and Executive Officers as a group (10 persons)

* Also the Executive Officer

Security Ownership of Certain Beneficial Owners

The following sets forth certain information concerning each person known to Hamptons State Bank who may be considered a beneficial owner of more than 5% of the outstanding shares of Hamptons State Bank common stock as of September 15, 2009.

	Amount of
	Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership	Class

Acadia Asset Management, LLC
One Penn Plaza
New York, NY 10119	69,900	8.77%

Dekal Services, Inc.
Frank DiFazio
711 Grand Boulevard
Deer Park, NY 11729	74,350	9.33%

OTHER MATTERS

As of the date of this document, the Hamptons State Bank board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document.  However, if any other matter shall properly come before this special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting.  However, no proxy that is voted against the Merger Agreement will be voted in favor of any adjournment or postponement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows Bridge to incorporate certain information into this document by reference to other information that has been filed with the Securities and Exchange Commission.  The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by Bridge (File No. 001-34096):

•                  Annual Report on Form 10-K for the year ended December 31, 2010;

•                  Current Reports on Form 8-K dated _________ and;

•                  The description of Bridge common stock set forth in the registration statement on Form 8-A (001-34096) filed pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

In addition, Bridge is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this document and prior to the date of the special meeting of Hamptons State Bank shareholders.

Neither Bridge nor Hamptons State Bank has authorized anyone to give any information or make any representation about the Merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of Bridge and Hamptons State Bank; (ii) statements about the benefits of the Merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (iii) statements about Bridge’s respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of Bridge’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond its control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•                  general economic conditions in the areas in which Bridge operates;

•                  Bridge’s businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•                  the growth opportunities and cost savings from the Merger may not be fully realized or may take longer to realize than expected;

•                  the risk that the Merger Agreement may be terminated in certain circumstances which would require Hamptons State Bank to pay Bridge a termination fee of $275,000;

•                  operating costs, customer losses and business disruption following the Merger, including adverse effects of relationships with employees, may be greater than expected;

•                  governmental approvals of the Merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger;

•                  adverse governmental or regulatory policies may be enacted;

•                  the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•                  the risks associated with continued diversification of assets and adverse changes to credit quality;

•                  competition from other financial services companies in Bridge’s markets; and

•                  the risk that the continuing economic slowdown could adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Bridge’s respective reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on Bridge’s behalf are expressly qualified in their entirety by the cautionary statements above.  Neither of us undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BRIDGE BANCORP, INC.,

THE BRIDGEHAMPTON NATIONAL BANK

AND

HAMPTONS STATE BANK

DATED AS OF

FEBRUARY 8, 2011

TABLE OF CONTENTS

ARTICLE I CERTAIN DEFINITIONS		1
1.1.	Certain Definitions	1
ARTICLE II THE MERGER		7
2.1.	Merger	7
2.2.	Effective Time	7
2.3.	Certificate of Incorporation and Bylaws	8
2.4.	Directors and Officers of Surviving Corporation	8
2.5.	Effects of the Merger	8
2.6.	Tax Consequences	9
2.7.	Possible Alternative Structures	9
2.8.	Additional Actions	9
ARTICLE III CONVERSION OF SHARES		10
3.1.	Conversion of Hamptons Common Stock; Merger Consideration	10
3.2.	Procedures for Exchange of Hamptons Common Stock	11
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF HAMPTONS		13
4.1.	Standard	13
4.2.	Organization	14
4.3.	Capitalization	14
4.4.	Authority; No Violation	15
4.5.	Consents	15
4.6.	Financial Statements	16
4.7.	Taxes	17
4.8.	No Material Adverse Effect	17
4.9.	Material Contracts; Leases; Defaults	17
4.10.	Ownership of Property; Insurance Coverage	19
4.11.	Legal Proceedings	20
4.12.	Compliance With Applicable Law	20
4.13.	Employee Benefit Plans	21
4.14.	Brokers, Finders and Financial Advisors	23
4.15.	Environmental Matters	24
4.16.	Loan Portfolio	25
4.17.	Securities Documents	26
4.18.	Related Party Transactions	26
4.19.	Deposits	26
4.20.	Antitakeover Provisions Inapplicable; Required Vote	27
4.21.	Registration Obligations	27
4.22.	Risk Management Instruments	27
4.23.	Fairness Opinion	27
4.24.	Trust Accounts	27
4.25.	Intellectual Property	27
4.26.	Labor Matters	28
4.27.	Hamptons Information Supplied	28
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BRIDGE		28
5.1.	Standard	29
5.2.	Organization	29

(i)

5.3.	Capitalization	30
5.4.	Authority; No Violation	30
5.5.	Consents	31
5.6.	Financial Statements	31
5.7.	Taxes	32
5.8.	No Material Adverse Effect	32
5.9.	Ownership of Property; Insurance Coverage	33
5.10.	Legal Proceedings	33
5.11.	Compliance With Applicable Law	33
5.12.	Employee Benefit Plans	34
5.13.	Environmental Matters	35
5.14.	Securities Documents	36
5.15.	Brokers, Finders and Financial Advisors	36
5.16.	Bridge Common Stock	36
5.17.	Bridge Information Supplied	36
ARTICLE VI COVENANTS OF HAMPTONS		36
6.1.	Conduct of Business	36
6.2.	Current Information	40
6.3.	Access to Properties and Records	41
6.4.	Financial and Other Statements	42
6.5.	Maintenance of Insurance	42
6.6.	Disclosure Supplements	42
6.7.	Consents and Approvals of Third Parties	43
6.8.	All Reasonable Efforts	43
6.9.	Failure to Fulfill Conditions	43
6.10.	No Solicitation	43
6.11.	Reserves and Merger-Related Costs	46
6.12.	Board of Directors and Committee Meetings	46
ARTICLE VII COVENANTS OF BRIDGE		46
7.1.	Conduct of Business	46
7.2.	Current Information	47
7.3.	Financial and Other Statements	47
7.4.	Disclosure Supplements	47
7.5.	Consents and Approvals of Third Parties	47
7.6.	All Reasonable Efforts	47
7.7.	Failure to Fulfill Conditions	47
7.8.	Employee Benefits	48
7.9.	Directors and Officers Indemnification and Insurance	49
7.10.	Stock Listing	50
7.11.	Stock and Cash Reserve	50
ARTICLE VIII REGULATORY AND OTHER MATTERS		50
8.1.	Hamptons Shareholder Meeting	50
8.2.	Proxy Statement-Prospectus	51
8.3.	Regulatory Approvals	52
ARTICLE IX CLOSING CONDITIONS		52
9.1.	Conditions to Each Party’s Obligations under this Agreement	52

(ii)

9.2.	Conditions to the Obligations of Bridge under this Agreement	53
9.3.	Conditions to the Obligations of Hamptons under this Agreement	54
ARTICLE X THE CLOSING		55
10.1.	Time and Place	55
10.2.	Deliveries at the Pre-Closing and the Closing	55
ARTICLE XI TERMINATION, AMENDMENT AND WAIVER		55
11.1.	Termination	55
11.2.	Effect of Termination	59
11.3.	Amendment, Extension and Waiver	60
ARTICLE XII MISCELLANEOUS		60
12.1.	Confidentiality	60
12.2.	Public Announcements	60
12.3.	Survival	61
12.4.	Notices	61
12.5.	Parties in Interest	62
12.6.	Complete Agreement	62
12.7.	Counterparts	62
12.8.	Severability	62
12.9.	Governing Law	62
12.10.	Interpretation	62
12.11.	Specific Performance	63

Exhibit A	Form of Hamptons Voting Agreement

(iii)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of February 8, 2011, by and among Bridge Bancorp, Inc., a New York corporation (“Bridge”), The Bridgehampton National Bank, a national bank (“Bridge Bank”), and Hamptons State Bank, a bank chartered under the laws of the State of New York (“Hamptons”).

WHEREAS, the Board of Directors of each of Bridge, Bridge Bank and Hamptons (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders and (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has adopted a resolution approving this Agreement and declaring its advisability; and

WHEREAS, in accordance with the terms of this Agreement, Hamptons will merge with and into Bridge Bank (the “Merger”); and

WHEREAS, as a condition to the willingness of Bridge to enter into this Agreement, each of the directors of Hamptons has entered into a Voting Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with Bridge (the “Hamptons Voting Agreements”), pursuant to which each such director has agreed, among other things, to vote all shares of common stock of Hamptons owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Hamptons Voting Agreements; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1.      Certain Definitions.

As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).

“Affiliate” means any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, and any amendment hereto.

“Applications” means the applications for regulatory approval that are required by the transactions contemplated hereby.

“Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the OCC, the FRB, the FDIC and the Department, which regulates Bridge, Bridge Bank or Hamptons, or any of their respective holding companies or subsidiaries, as the case may be.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Bridge Bank” shall mean The Bridgehampton National Bank, a nationally chartered bank, with its principal offices located at 2200 Montauk Highway, Bridgehampton, New York 11932, which is a wholly owned subsidiary of Bridge.

“Bridge” shall mean Bridge Bancorp, Inc., a New York corporation, with its principal executive offices located at 2200 Montauk Highway, Bridgehampton, New York 11932.

“Bridge Common Stock” shall mean the common stock, par value $.01 per share, of Bridge.

“Bridge Disclosure Schedule” shall mean a written disclosure schedule delivered by Bridge to Hamptons specifically referring to the appropriate section of this Agreement.

“Bridge Financial Statements” shall mean the (i) the audited consolidated statements of condition (including related notes and schedules) of Bridge and subsidiaries as of December 31, 2009 and 2008 and the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of Bridge and subsidiaries for each of the three years ended December 31, 2009, 2008 and 2007, as set forth in Bridge’s annual report for the year ended December 31, 2009, and (ii) the unaudited interim consolidated financial statements of Bridge and subsidiaries as of the end of each calendar quarter following December 31, 2009, and for the periods then ended, as filed by Bridge in its Securities Documents.

“Bridge Regulatory Agreement” shall have the meaning set forth in Section 5.11.3.

“Bridge Stock Benefit Plan” shall mean the 2006 Stock-Based Incentive Plan.

“Bridge Subsidiary” means any corporation, of which more than 50% of the capital stock is owned, either directly or indirectly, by Bridge or Bridge Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of Bridge Bank.

“Certificate” shall mean certificates evidencing shares of Hamptons Common Stock.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 12.1 of this Agreement.

“Department” shall mean the Banking Department of the State of New York, and where appropriate shall include the Superintendent of Banks of the State of New York and the Banking Board of the State of New York.

“Dissenters’ Shares” shall mean, to the extent applicable, shares of Hamptons Common Stock that have not been voted in favor of approval of the Merger and with respect to which appraisal rights have been perfected in accordance with the NYBL or New York banking law.

“Effective Time” shall mean the date and time specified pursuant to Section 2.2 hereof as the effective time of the Merger.

“Environmental Laws” means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean the trust company or other agent designated by Bridge, which shall act as agent for Bridge in connection with the exchange procedures for converting Certificates into the Merger Consideration.

“Exchange Fund” shall have the meaning set forth in Section 3.2.1.

“Exchange Ratio” shall have the meaning set forth in Section 3.1.3.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of New York.

“FRB” shall mean the Board of Governors of the Federal Reserve System and, where appropriate, the Federal Reserve Bank of New York.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” shall mean any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“Hamptons” shall mean Hamptons State Bank, a New York chartered bank, with its principal offices located at 243 Windmill Lane, Southampton, New York 11918.

“Hamptons Common Stock” shall mean the common stock, par value $5.00 per share, of Hamptons.

“Hamptons Disclosure Schedule” shall mean a written disclosure schedule delivered by Hamptons to Bridge specifically referring to the appropriate section of this Agreement.

“Hamptons Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of Hamptons and subsidiaries as of December 31, 2009 and 2008 and the consolidated statements of operations, stockholders’ equity and cash flows (including related notes and schedules, if any) of Hamptons and subsidiaries for each of the three years ended December 31, 2009, 2008 and 2007, and (ii) the unaudited interim consolidated financial statements of Hamptons and subsidiaries as of the end of each calendar quarter following December 31, 2009 and for the periods then ended, as filed by Hamptons in its Securities Documents.

“Hamptons Recommendation” shall have the meaning set forth in Section 8.1.

“Hamptons Regulatory Agreement” shall have the meaning set forth in Section 4.12.3.

“Hamptons Regulatory Reports” means the Call Reports of Hamptons and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended

March 31, 2010, through the Closing Date, and all Reports filed with the Department by Hamptons from March 31, 2010 through the Closing Date.

“Hamptons Shareholders Meeting” shall have the meaning set forth in Section 8.1.1.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the executive officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other material written notice received by that Person.

“Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” shall mean, with respect to Bridge or Hamptons, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of Bridge and its Subsidiaries taken as a whole, or Hamptons and its Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either Hamptons, on the one hand, or Bridge, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party or otherwise permitted by this Agreement, (d) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (e) changes in national or international political or social conditions including natural or man-made disasters, other acts of God, and the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the parties or any of their Subsidiaries, or (f) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of Bridge or Hamptons, or any of their Subsidiaries, respectively, resulting from a change in interest rates generally.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

“Merger” shall mean the merger of Hamptons with and into Bridge Bank (or a subsidiary thereof) pursuant to the terms hereof.

“Merger Consideration” shall mean the Bridge Common Stock in an aggregate per share amount to be paid by Bridge for each share of Hamptons Common Stock, as set forth in Section 3.1.

“Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Bridge Common Stock to be offered to holders of Hamptons Common Stock in connection with the Merger.

“Nasdaq” shall mean the Nasdaq Global Select Market.

“NYBL” shall mean the New York Banking Law.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

“Pension Plan” shall have the meaning set forth in Section 4.13.2.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2.1.

“Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger and the related transactions contemplated by this Agreement.

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Significant Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary” means any corporation, of which more than 50% of the capital stock is owned, either directly or indirectly, by Hamptons, except any corporation the stock of which is held in the ordinary course of the lending activities of Hamptons.

“Surviving Corporation” shall have the meaning set forth in Section 2.1 hereof.

“Termination Date” shall mean September 30, 2011.

“Treasury Stock” shall have the meaning set forth in Section 3.1.2.

Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1.      Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) Hamptons shall merge with and into Bridge Bank, with Bridge Bank as the resulting or surviving corporation (the “Surviving Corporation”); and (b) the separate existence of Hamptons shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Hamptons shall be vested in and assumed by Bridge Bank.  The principal office of Bridge Bank shall continue to be 2200 Montauk Highway, Bridgehampton, New York 11932 after the Effective Time.  The name of the Surviving Corporation shall be “The Bridgehampton National Bank.”  As part of the Merger, each share of Hamptons Common Stock (other than Treasury Stock) will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III hereof.

2.2.      Effective Time.

The Closing shall occur no later than the close of business on the fifth business day following the latest to occur of (i) the receipt of all Regulatory Approvals, (ii) Hamptons shareholder approval of the Merger, or (iii) the passing of any applicable waiting periods; or at such other date or time upon which Bridge and Hamptons mutually agree (the “Closing”). The Merger shall be effected by the filing of a certificate of merger with the OCC on the day of the Closing (the “Closing Date”), in accordance with the relevant law.  The “Effective Time” means the date and time upon which the certificate of merger is filed with the OCC, or as otherwise stated in the certificate of merger, in accordance with the relevant law.

2.3.      Articles of Incorporation and Bylaws.

The Articles of Association and Bylaws of Bridge Bank as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

2.4.      Directors and Officers of Surviving Corporation.

The directors of Bridge Bank immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.  The officers of Bridge immediately prior to the Effective Time shall be the officers of Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

2.5.      Effects of the Merger.

At the Effective Time, the Surviving Institution shall be considered the same business and corporate entity as each of the merging institutions and thereupon and thereafter all the property, rights, powers and franchises of each of the merging institutions shall vest in the Surviving Corporation and the Surviving Corporation shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of the merging institutions and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, obligations, duties and relationship had been originally acquired, incurred or entered into by the Surviving Corporation.  In addition, any reference to either of the merging institutions in any contract, will or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Institution if not inconsistent with the other provisions of the contract, will or document; and any pending, action or other judicial proceeding to which either of the merging institutions is a party shall not be deemed to have abated or to have been discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not been made or the Surviving Institution may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of the merging institutions if the Merger had not occurred.  All deposit accounts of Hamptons shall be and become deposit accounts in the Surviving Corporation without change in their respective terms, maturity, minimum required balances or withdrawal value.  Appropriate evidence of the deposit account in the Surviving Institution shall be provided by the Surviving Institution to each deposit account holder of Hamptons, as necessary, after consummation of the Merger. All deposit accounts of Bridge Bank prior to consummation of the Merger shall continue to be deposit accounts in the Surviving Corporation after consummation of the Merger without any change whatsoever in any of the provisions of such deposit accounts, including, without limitation, their respective terms, maturity, minimum required balances or withdrawal value. The Merger shall have such other effects as set forth under federal and New York law.

2.6.      Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.  From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.  Following the Closing, none of Bridge, Bridge Bank, Hamptons nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.  Bridge, Bridge Bank and Hamptons each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinion contemplated by Section 9.1.6, which certificates shall be effective as of the date of such opinion.

2.7.      Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time Bridge shall be entitled to revise the structure of the Merger, including without limitation, by merging Hamptons into a wholly owned subsidiary of Bridge Bank, provided that (i) any such subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement (ii) there are no adverse Federal or state income tax consequences to Hamptons shareholders as a result of the modification; (iii) the consideration to be paid to the holders of Hamptons Common Stock under this Agreement is not thereby changed in kind, value or reduced in amount; and (iv) such modification will not delay materially or jeopardize the receipt of Regulatory Approvals or other consents and approvals relating to the consummation of the Merger or otherwise cause any condition to Closing set forth in Article IX not to be capable of being fulfilled.  The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

2.8.      Additional Actions

If, at any time after the Effective Time, Bridge shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Bridge its right, title or interest in, to or under any of the rights, properties or assets of Hamptons, Hamptons, or (ii) otherwise carry out the purposes of this Agreement, Hamptons and its officers and directors shall be deemed to have granted to Bridge an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Bridge its right, title or interest in, to or under any of the rights, properties or assets of Hamptons or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of the Bridge are authorized in the name of Hamptons or otherwise to take any and all such action.

ARTICLE III

CONVERSION OF SHARES

3.1.      Conversion of Hamptons Common Stock; Merger Consideration.

At the Effective Time, by virtue of the Merger and without any further action on the part of Bridge, Bridge Bank or Hamptons or the holders of any of the shares of Hamptons Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1.  Each share of Bridge and Bridge Bank Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

3.1.2.  All shares of Hamptons Common Stock held in the treasury of Hamptons (“Treasury Stock”) and each share of Hamptons Common Stock owned by Bridge immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted or Dissenters’ Shares) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

3.1.3.  Subject to the provisions of this Article III, each share of Hamptons Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 0.3434 shares of Bridge Common Stock (the “Exchange Ratio”).

3.1.4.  After the Effective Time, shares of Hamptons Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this section represent the right to receive the Merger Consideration and any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by Hamptons on such shares of Hamptons Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

3.1.5.  In the event Bridge changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Bridge Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Bridge Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, that no such adjustment shall be made with regard to Bridge Common Stock if Bridge issues additional shares of Common Stock and receives fair market value consideration for such shares.

3.1.6.  No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Bridge Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Bridge Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Bridge.  In lieu of the issuance of any such fractional share, Bridge shall pay to each former holder of Hamptons Common Stock who otherwise would be entitled to receive a fractional share of Bridge Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily closing sales prices of a share of Bridge Common Stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the Closing Date.  For purposes of determining any fractional share interest, all shares of Hamptons Common Stock owned by a Hamptons shareholder shall be combined so as to calculate the maximum number of whole shares of Bridge Common Stock issuable to such Hamptons shareholder.

3.1.7.  The Surviving Corporation shall pay for any Dissenters’ Shares in accordance with the NYBL and the holders thereof shall not be entitled to receive any Merger Consideration; provided, that if appraisal rights under the NYBL or New York banking law, with respect to any Dissenters’ Shares shall have been effectively withdrawn or lost, such shares will thereupon cease to be treated as Dissenters’ Shares and shall be converted into the right to receive the Merger Consideration pursuant to Section 3.13.

3.2.      Procedures for Exchange of Hamptons Common Stock.

3.2.1.  Bridge to Make Merger Consideration Available.  No later than the Closing Date, Bridge shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Hamptons Common Stock, for exchange in accordance with this Section 3.2, certificates representing the shares of Bridge Common Stock and an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article III (including any cash that may be payable in lieu of any fractional shares of Hamptons Common Stock) (such cash and certificates for shares of Bridge Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

3.2.2.  Exchange of Certificates.  Bridge shall take all steps necessary to cause the Exchange Agent, within five (5) business days after the Effective Time, to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for the Merger Consideration and cash in lieu of fractional shares, if any, into which the Hamptons Common Stock represented by such Certificates shall have been converted as a result of the Merger.  The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent or as prescribed by Section 3.2.7. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of Bridge Common Stock (if any) to which such former holder of Hamptons Common Stock shall have become entitled pursuant to the provisions of Section 3.1 hereof and (ii) a check representing the amount of cash (if any) payable in lieu of fractional shares of Bridge Common Stock, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 3.2, and the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on the cash payable in lieu of fractional shares.

3.2.3.  Rights of Certificate Holders after the Effective Time.  The holder of a Certificate that prior to the Merger represented issued and outstanding Hamptons Common Stock shall have no rights, after the Effective Time, with respect to such Hamptons Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement.  No dividends or other distributions declared after the Effective Time with respect to Bridge Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.2.  After the surrender of a Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Bridge Common Stock represented by such Certificate.

3.2.4.  Surrender by Persons Other than Record Holders.  If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

3.2.5.  Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of Hamptons of the Hamptons Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.2.

3.2.6.  Return of Exchange Fund. At any time following the six (6) month period after the Effective Time, Bridge shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Bridge (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither Bridge nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

3.2.7.  Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Bridge, the posting by such person of a bond in such amount as Bridge may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

3.2.8.  Withholding.  Bridge or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Hamptons Common Stock such amounts as Bridge (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law.  To the extent that such amounts are properly withheld by Bridge or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Hamptons Common Stock in respect of whom such deduction and withholding were made by Bridge or the Exchange Agent.

3.2.9.      Reservation of Shares.  Bridge shall reserve for issuance a sufficient number of shares of the Bridge Common Stock for the purpose of issuing shares of Bridge Common Stock to the Hamptons shareholders in accordance with this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HAMPTONS

Hamptons represents and warrants to Bridge that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), subject to the standard set forth in Section 4.1 and except as set forth in the Hamptons Disclosure Schedule delivered by Hamptons to Bridge on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date, which only need be so correct as of such earlier date.  Hamptons has made a good faith effort to ensure that the disclosure on each schedule of the Hamptons Disclosure Schedule corresponds to the section referenced herein.  However, for purposes of the Hamptons Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.

4.1.      Standard.

No representation or warranty of Hamptons contained in this Article IV shall be deemed untrue or incorrect, and Hamptons shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty.  The foregoing standard shall not apply to representations and warranties contained in Sections 4.2 (other than the last sentence of Section  4.2.2), and Sections 4.3, 4.4, 4.13.5, 4.13.8, 4.13.9, and 4.13.11, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.  Provided further, that any breach of a representation that results in an undisclosed payment, expense accrual or cost in excess of $200,000 (either individually or in the aggregate), shall be considered as having a Material Adverse Effect.

4.2.      Organization.

4.2.1.  [Reserved]

4.2.2.  Hamptons is a bank duly organized, validly existing and in good standing (to the extent required) under the laws of the State of New York.  The deposits of Hamptons are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Hamptons when due.  Hamptons is a member in good standing of the FHLB and owns the requisite amount of stock therein.

4.2.3.  Hamptons does not have any Subsidiary.

4.2.4.  The minute books of Hamptons accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

4.2.5.  Prior to the date of this Agreement, Hamptons has made available to Bridge true and correct copies of the organization certificate and bylaws of Hamptons.

4.3.      Capitalization.

4.3.1.  The authorized capital stock of Hamptons consists of 3,000,000 shares of common stock, $5.00 par value per share, of which 796,812 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights.  There are no shares of Hamptons Common Stock held by Hamptons as treasury stock.  Hamptons is not bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Hamptons Common Stock, or any other security of Hamptons or any securities representing the right to vote, purchase or otherwise receive any shares of Hamptons Common Stock or any other security of Hamptons.

4.3.2.  Hamptons does not possess, directly or indirectly, any material equity interest in any corporate entity, except for stock in the FHLB.

4.3.3.  Except as set forth in the Hamptons Disclosure Schedule 4.3.3, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Hamptons Common Stock.

4.4.      Authority; No Violation.

4.4.1.  Hamptons has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by Hamptons’s shareholders, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Hamptons and the completion by Hamptons of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Hamptons, and no other corporate proceedings on the part of Hamptons, except for the approval of the Hamptons shareholders, is necessary to complete the transactions contemplated hereby, including the Merger.  This Agreement has been duly and validly executed and delivered by Hamptons, and subject to approval by the shareholders of Hamptons and receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by Bridge and Bridge Bank, constitutes the valid and binding obligation of Hamptons, enforceable against Hamptons in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

4.4.2.  Subject to receipt of Regulatory Approvals and Hamptons’, Bridge Bank’s and Bridge’s compliance with any conditions contained therein, and to the receipt of the approval of the shareholders of Hamptons, (A) the execution and delivery of this Agreement by Hamptons, (B) the consummation of the transactions contemplated hereby, and (C) compliance by Hamptons with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the organization certificate or bylaws of Hamptons; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Hamptons or any of its properties or assets; or (iii)  violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Hamptons under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which Hamptons is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on Hamptons.

4.5.      Consents.

Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the OCC, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of Bridge Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Bridge Common Stock pursuant to this Agreement, (f) approval of the Merger by Bridge in its capacity as sole stockholder of Bridge Bank, and (g)

the approval of this Agreement by the requisite vote of the shareholders of Hamptons, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to Hamptons’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by Hamptons, and (y) the completion of the Merger.  Hamptons has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received, or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

4.6.      Financial Statements.

4.6.1.  Hamptons has previously made available to Bridge the Hamptons Regulatory Reports.  The Hamptons Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

4.6.2.  Hamptons has previously made available to Bridge the Hamptons Financial Statements.  The Hamptons Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments), the consolidated financial position, results of operations and cash flows of Hamptons and the Hamptons Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto.

4.6.3.  At the date of each balance sheet included in the Hamptons Financial Statements or the Hamptons Regulatory Reports, Hamptons had no liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Hamptons Financial Statements or Hamptons Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

4.6.4.  The records, systems, controls, data and information of Hamptons are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Hamptons or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6.4.

4.6.5.  Since December 31, 2009, (i)  Neither Hamptons nor, to the Knowledge of Hamptons, any director, officer, employee, auditor, accountant or representative of Hamptons or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Hamptons or its internal accounting controls, including any material complaint, allegation, assertion or claim that Hamptons has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Hamptons, or other person, whether or not employed by Hamptons, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation of banking or other law by Hamptons or any of its officers, directors, employees or agents to the Board of Directors or senior management of Hamptons or any committee thereof or to any director or officer of Hamptons.

4.7.        Taxes.

Hamptons has duly filed all federal, state and material local tax returns required to be filed by or with respect to Hamptons on or prior to the Closing Date, taking into account any extensions (all such returns, to Hamptons’s Knowledge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from Hamptons by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined.  Hamptons has received no written notice of, and to Hamptons’s Knowledge there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Hamptons, and no claim has been made by any authority in a jurisdiction where Hamptons do not file tax returns that Hamptons is subject to taxation in that jurisdiction.  Hamptons has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Hamptons has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Hamptons has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

4.8.        No Material Adverse Effect.

Hamptons has not suffered any Material Adverse Effect since December 31, 2009 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Hamptons.

4.9.        Material Contracts; Leases; Defaults.

4.9.1.  Except as set forth in Hamptons Disclosure Schedule 4.9.1, Hamptons is not a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of Hamptons, except for “at will” arrangements; (ii) any plan, material arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Hamptons; (iii) any collective bargaining agreement with any labor union relating to employees of Hamptons; (iv) any agreement which by its terms limits the payment of dividends by Hamptons; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Hamptons is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Bridge or any Bridge Subsidiary; (vi) any other agreement, written or oral, that obligates Hamptons for the payment of more than $25,000 annually or for the payment of more than $50,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment, or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Hamptons (it being understood that any non-compete or similar provision shall be deemed material).

4.9.2.  Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger by virtue of the terms of any such lease, is listed in Hamptons Disclosure Schedule 4.9.2 identifying the section of the lease that contains such prohibition or restriction.  Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, Hamptons is not in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

4.9.3.  True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.9.1 and 4.9.2 have been made available to Bridge on or before the date hereof, and are in full force and effect on the date hereof and Hamptons has not (nor, to the Knowledge of Hamptons, has any other party to any such contract, arrangement or instrument) materially breached any provision of, or is in default in any respect under any term of, any such contract, arrangement or instrument.  No party to any material contract, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, arrangement or instrument as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.  No plan, contract, employment agreement, termination agreement, or similar agreement or arrangement to which Hamptons is a party or under which Hamptons may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder.  Except as set forth in Hamptons Disclosure Schedule 4.9.3, no such agreement, plan, contract, or arrangement (x) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of Hamptons or upon the occurrence of a subsequent event; or (y) requires Hamptons to provide a benefit in the form of Hamptons Common Stock or determined by reference to the value of Hamptons Common Stock.

4.9.4.  Since December 31, 2009, through and including the date of this Agreement, except as set forth in Hamptons Disclosure Schedule 4.9.4, Hamptons has not (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2009 (which amounts have been previously made available to Bridge), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Hamptons Disclosure Schedule 4.13.1, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of Hamptons Common Stock, or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees, (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of Hamptons, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments, (vii) entered into any lease of real or personal property requiring annual payments in excess of $50,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Hamptons affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

4.10.     Ownership of Property; Insurance Coverage.

4.10.1.     Hamptons has good and, as to real property, marketable title to all material assets and properties owned by Hamptons in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Hamptons Regulatory Reports and in the Hamptons Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by Hamptons acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Hamptons Financial Statements. Hamptons, as lessee, has the right under valid and existing leases of real and personal properties used by Hamptons in the conduct of its business to occupy or use all such properties as presently occupied and used by each of them.

4.10.2.     With respect to all material agreements pursuant to which Hamptons has purchased securities subject to an agreement to resell, if any, Hamptons has a lien or security interest (which to Hamptons’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.10.3.     Hamptons currently maintains insurance that it considers to be reasonable for its operations.  Hamptons has not received notice from any insurance carrier during the past five years that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Hamptons under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three years Hamptons has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Hamptons Disclosure Schedule 4.10.3 identifies all material policies of insurance maintained by Hamptons as well as the other matters required to be disclosed under this Section.

4.11.     Legal Proceedings.

There is no suit, action, investigation or proceeding pending or, to its Knowledge, threatened against or affecting Hamptons (and it is not aware of any facts that reasonably could be expected to be the basis for any such suit, action or proceeding) (1) that involves a Governmental Entity or Bank Regulator, or (2) that, individually or in the aggregate, is (A) material to it businesses, or (B) reasonably likely to prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.  There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Hamptons or to which its assets are subject.

4.12.     Compliance With Applicable Law.

4.12.1.     To Hamptons’s Knowledge, Hamptons is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Bank Secrecy Act, the USA Patriot Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and Hamptons has not received any written notice to the contrary.  The Board of Directors of Hamptons has adopted and Hamptons has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA Patriot Act and the regulations thereunder.

4.12.2.     Hamptons has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Hamptons, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

4.12.3.     Since January 2007, and except for Hamptons Disclosure Schedule 4.12.3, Hamptons has not received any written notification or, to Hamptons’s Knowledge, any other communication from any Bank Regulator (i) asserting that Hamptons is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Hamptons; (iii) requiring, or threatening to require, Hamptons, or indicating that Hamptons may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Hamptons, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Hamptons, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Hamptons Regulatory Agreement”). Hamptons has not consented to or entered into any Hamptons Regulatory Agreement that is currently in effect or that was in effect since January 1, 2007.  The most recent regulatory rating given to Hamptons as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.

4.13.     Employee Benefit Plans.

4.13.1.     Hamptons Disclosure Schedule 4.13.1 includes a descriptive list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, welfare benefit plans (including paid time off policies and other benefit policies and procedures), fringe benefit plans, employment, consulting, severance, settlement and change in control agreements and all other material benefit practices, policies and arrangements maintained by Hamptons in which any employee or former employee, consultant or former consultant or director or former director of Hamptons participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “Hamptons Compensation and Benefit Plans”).  Except as set forth in Hamptons Disclosure Schedule 4.13.1, neither Hamptons nor any of its Subsidiaries has any commitment to create any additional Hamptons Compensation and Benefit Plan or to materially modify, change or renew any existing Hamptons Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof, Hamptons has made available to Bridge true and correct copies of the Hamptons Compensation and Benefit Plans.

4.13.2.     Each Hamptons Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Age Discrimination in Employment Act,

COBRA, the Health Insurance Portability and Accountability Act (“HIPAA”) and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Age Discrimination in Employment Act, COBRA and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full.  Each Hamptons Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and Hamptons is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter.  There is no material pending or, to the Knowledge of Hamptons, threatened action, suit or claim relating to any of the Hamptons Compensation and Benefit Plans (other than routine claims for benefits).  Hamptons has not engaged in a transaction, or omitted to take any action, with respect to any Hamptons Compensation and Benefit Plan that would reasonably be expected to subject Hamptons to an unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

4.13.3.     Hamptons does not maintain, participate in or has previously maintained or participated in a defined benefit pension plan (“Hamptons Pension Plan”) which is subject to Title IV of ERISA.

4.13.4.     All material contributions required to be made under the terms of any Hamptons Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which Hamptons is a party or a sponsor have been timely made, and all anticipated contributions and funding obligations are accrued on Hamptons’s consolidated financial statements to the extent required by GAAP.  Hamptons has expensed and accrued as a liability the present value of future benefits under each applicable Hamptons Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

4.13.5.     Hamptons does not have any obligation to provide retiree health, life insurance, disability insurance, or other retiree death benefits under any Hamptons Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.  There has been no communication to employees by Hamptons or that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, disability insurance, or other retiree death benefits.

4.13.6.     Hamptons does not maintain any Hamptons Compensation and Benefit Plans covering employees who are not United States residents.

4.13.7.     With respect to each Hamptons Compensation and Benefit Plan, if applicable, Hamptons has provided or made available to Bridge copies of the:  (A) trust instruments and insurance contracts; (B) three most recent Forms 5500 filed with the IRS; (C) three most recent actuarial reports and financial statements; (D) most recent summary plan description; (E) most recent determination letter issued by the IRS; (F) any Form 5300, 5310 or Form 5330 filed with the IRS within the last three years; (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (H) PBGC Form 500 and 501 filings, along with the Notice of Intent to Terminate, ERISA Section 204(h) Notice,

Notice of Plan Benefits, and all other documentation related to the termination of the Hamptons Pension Plan.

4.13.8.     The consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Hamptons Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Hamptons Compensation and Benefit Plan.

4.13.9.     Hamptons does not maintain any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

4.13.10.  All deferred compensation plans, programs or arrangements have timely complied, both in form and operation, with Section 409A of the Code and all guidance issued thereunder.

4.13.11.  The consummation of the Merger will not, directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time), entitle any current or former employee, director or independent contractor of Hamptons to any actual or deemed payment (or benefit) which could constitute a “parachute payment” (as such term is defined in Section 280G of the Code).

4.13.12.  There are no stock options, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the Hamptons Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

4.13.13.  Hamptons Disclosure Schedule 4.13.13 sets forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all officers, and employees of Hamptons, their title and rate of salary, and their date of hire.  Hamptons Disclosure Schedule 4.13.13 also sets forth any changes to any Hamptons Compensation and Benefit Plan since December 31, 2009.

4.14.     Brokers, Finders and Financial Advisors.

Neither Hamptons, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) by Hamptons and the fee payable pursuant thereto.  A true and correct copy of the engagement agreement with Sandler O’Neill, setting forth the fee payable to Sandler O’Neill for its services rendered to Hamptons in connection with the Merger and transactions contemplated by this Agreement, is attached to Hamptons Disclosure Schedule 4.14.

4.15.     Environmental Matters.

4.15.1. Except as may be set forth in Hamptons Disclosure Schedule 4.15 and any Phase I Environmental Report identified therein, with respect to Hamptons:

(A)         To Hampton’s Knowledge, the Participation Facilities, and the Loan Properties are, and have been, in substantial compliance with, and are not liable under, any Environmental Laws;

(B)         Hamptons has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to Hamptons’s Knowledge, no such action is threatened, before any court, governmental agency or other forum against it or any of the Hamptons Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by it or any of the Hamptons Subsidiaries or any Participation Facility;

(C)         Hamptons has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to Hamptons’s Knowledge no such action is threatened, before any court, governmental agency or other forum relating to or against any Loan Property (or Hamptons or any of the Hamptons Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by a Loan Property;

(D)         To Hampton’s Knowledge, the properties currently owned or operated by Hamptons (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than as permitted under applicable Environmental Law;

(E)          During the past five years, Hamptons has not received any written notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

(F)          To Hamptons’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by Hamptons or any Participation Facility, and to Hamptons’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by Hamptons or any Participation Facility; and

(G)         To Hamptons’s Knowledge, during the period of Hamptons’s ownership or operation of any of its current properties or Hamptons’s participation in the management of any Participation Facility, there has been no contamination by or release of

Materials of Environmental Concerns in, on, under or affecting such properties that could reasonably be expected to result in material liability under the Environmental Laws.  To Hamptons’s Knowledge, prior to the period of (x) Hamptons’s ownership or operation of any of their respective current properties or (y) Hamptons’s participation in the management of any Participation Facility, there was no contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties that could reasonably be expected to result in material liability under the Environmental Laws.

4.16.     Loan Portfolio.

4.16.1.     The allowance for loan losses reflected in Hamptons’s audited consolidated balance sheet at December 31, 2009 was, and the allowance for loan losses shown on the balance sheets in Hamptons’s Securities Documents for periods ending after December 31, 2009 will be, adequate, as of the dates thereof, under GAAP.

4.16.2.     Hamptons Disclosure Schedule 4.16.2 sets forth a listing, as of January 31, 2011, by account, of: (A) all loans (including loan participations) of Hamptons that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of Hamptons which have been terminated by Hamptons during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) all loans, lines of credit and loan commitments as to which Hamptons has given written notice of its intent to terminate during the past twelve months; (D) with respect to all commercial loans (including commercial real estate loans), all notification letters and other written communications from Hamptons to any of their respective borrowers, customers or other parties during the past twelve months wherein Hamptons has requested or demanded that actions be taken to correct existing defaults or facts or circumstances which may become defaults; (E) each borrower, customer or other party which has notified Hamptons during the past twelve months of, or has asserted against Hamptons, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Hamptons, each borrower, customer or other party which has given Hamptons any oral notification of, or orally asserted to or against Hamptons, any such claim; (F) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith, and (G) all assets classified by Hamptons as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.  Disclosure Schedule 4.16.2 may exclude any individual loan with a principal outstanding balance of less than $25,000, provided that Disclosure Schedule 4.16.2 includes, for each category described, the aggregate amount of individual loans with a principal outstanding balance of less than $25,000 that has been excluded.

4.16.3.     All loans receivable (including discounts) and accrued interest entered on the books of Hamptons arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Hamptons’s business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be, except as set forth in Hamptons Disclosure Schedule 4.16.3.  To the Knowledge of Hamptons, the loans, discounts and the accrued interest reflected on the books of Hamptons are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity.  All such loans are owned by Hamptons free and clear of any liens.

4.16.4.     The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

4.17.     Corporate Documents.

Hamptons has made available to Bridge copies of its (i) annual audited financial statements for the years ended December 31, 2009, 2008 and 2007, (ii) and proxy materials used or for use in connection with its meetings of shareholders held in 2010, 2009 and 2008.

4.18.     Related Party Transactions.

Except as set forth in Hamptons Disclosure Schedule 4.18, Hamptons is not a party to any transaction (including any loan or other credit accommodation) with any officer, director, former officer or former director, or any other Affiliate of Hamptons. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of Hamptons is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended.  Hamptons has not been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Hamptons is inappropriate.

4.19.     Deposits.

None of the deposits of Hamptons is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

4.20.     Required Vote.

The affirmative vote two-thirds of the issued and outstanding shares of Hamptons Common Stock is required to approve this Agreement and the Merger under NYBL.

4.21.     Registration Obligations.

Hamptons is not under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act or similar state securities law.

4.22.     Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Hamptons’s own account, or for the account of one or more of Hamptons’s customers, were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of Hamptons, with counterparties believed to be financially responsible at the time; and to Hamptons’s Knowledge each of them constitutes the valid and legally binding obligation of Hamptons or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect.  Neither Hamptons, nor to the Knowledge of Hamptons any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.23.     Fairness Opinion.

Hamptons has received a written opinion from Sandler O’Neill & Partners to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of Hamptons pursuant to this Agreement is fair to such shareholders from a financial point of view.  Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24.     Trust Accounts

Hamptons has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations.  Neither Hamptons, nor to the Knowledge of Hamptons, any of its respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

4.25.     Intellectual Property

Hamptons owns or, to Hamptons’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights,

trade secrets, trade names, servicemarks and trademarks used in their business, each without payment, and Hamptons has not received any notice of conflict with respect thereto that asserts the rights of others.  Hamptons has performed all the obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing.  To the Knowledge of Hamptons, the conduct of the business of Hamptons as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

4.26.     Labor Matters

There are no labor or collective bargaining agreements to which Hamptons is a party.  To the Knowledge of Hamptons, there is no union organizing effort pending or threatened against Hamptons.  There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Hamptons, threatened against Hamptons.  There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Hamptons, threatened against Hamptons (other than routine employee grievances that are not related to union employees).  Hamptons is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

4.27.     Hamptons Information Supplied

The information relating to Hamptons to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BRIDGE

Bridge represents and warrants to Hamptons that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V), subject to the standard set forth in Section 5.1, and except as set forth in the Bridge Disclosure Schedule delivered by Bridge to Hamptons on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date, which only need be so correct as of such earlier date.  Bridge has made a good faith effort to ensure that the disclosure on each schedule of the Bridge Disclosure Schedule corresponds to the section referenced herein.  However, for purposes of the Bridge Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.  References to the Knowledge of Bridge shall include the Knowledge of Bridge Bank.

5.1.        Standard.

No representation or warranty of Bridge contained in this Article V shall be deemed untrue or incorrect, and Bridge shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty.  The foregoing standard shall not apply to representations and warranties contained in Sections 5.2 (other than the last sentence of Sections 5.2.1 and 5.2.2), 5.3, and 5.4, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.

5.2.        Organization.

5.2.1.    Bridge is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, and is duly registered as a bank holding company under the BHCA.  Bridge has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.2.2.    Bridge Bank is a national bank duly organized, validly existing and in good standing (to the extent required) under federal law.  The deposits of Bridge Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.  Bridge Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

5.2.3.    [Reserved]

5.2.4.  Bridge Disclosure Schedule 5.2.4 sets forth each Bridge Subsidiary.  Each Bridge Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

5.2.5.    The respective minute books of Bridge and each Bridge Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

5.2.6.   Prior to the date of this Agreement, Bridge has made available to Hamptons true and correct copies of the certificate of incorporation and bylaws of Bridge and Bridge Bank and the Bridge Subsidiaries.

5.3.        Capitalization.

5.3.1.  The authorized capital stock of Bridge consists of 20,000,000 shares of common stock, $0.01 par value, of which 6,411,490 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 2,000,000 shares of preferred stock, $0.01 par value (“Bridge Preferred Stock”), none of which are outstanding.  There are 81,186 shares of Bridge Common Stock held by Bridge as treasury stock.  Except as set forth in Bridge Disclosure Schedule 5.3.1, neither Bridge nor any Bridge Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Bridge Common Stock, or any other security of Bridge or any securities representing the right to vote, purchase or otherwise receive any shares of Bridge Common Stock or any other security of Bridge, other than shares issuable under the Bridge Stock Benefit Plan.

5.3.2.  Bridge owns all of the capital stock of Bridge Bank free and clear of any lien or encumbrance.

5.3.3.  Except as discussed in the Bridge Disclosure Schedule 5.3.3, to the Knowledge of Bridge, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Bridge Common Stock.

5.4.        Authority; No Violation.

5.4.1.  Bridge and Bridge Bank each has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Bridge and Bridge Bank and the completion by Bridge and Bridge Bank of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Bridge and Bridge Bank, and no other corporate proceedings on the part of Bridge or Bridge Bank, are necessary to complete the transactions contemplated hereby, including the Merger.  This Agreement has been duly and validly executed and delivered by Bridge and Bridge Bank, and subject to the receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by Hamptons, constitutes the valid and binding obligations of Bridge and Bridge Bank, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

5.4.2.  Subject to receipt of Regulatory Approvals and Hamptons’s and Bridge’s compliance with any conditions contained therein, (A) the execution and delivery of this Agreement by Bridge and Bridge Bank (B) the consummation of the transactions contemplated hereby, and (C) compliance by Bridge and Bridge Bank with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of Bridge or any Bridge Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Bridge or any Bridge Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Bridge or any Bridge Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on Bridge.

5.5.        Consents.

Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the OCC, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of Bridge Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Bridge Common Stock pursuant to this Agreement, (f) the approval of the Merger and this Agreement by Bridge in its capacity as sole stockholder of Bridge Bank, which approval has been provided, and (g) the approval of this Agreement by the requisite vote of the shareholders of Hamptons, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to Bridge’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by Bridge and Bridge Bank, and (y) the completion of the Merger.  Bridge has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received, or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

5.6.        Financial Statements.

5.6.1.  Bridge has previously made available to Hamptons the Bridge Financial Statements.  The Bridge Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of Bridge and the Bridge Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

5.6.2.  At the date of each balance sheet included in the Bridge Financial Statements, Bridge did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such

Bridge Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

5.6.3.  The records, systems, controls, data and information of Bridge and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Bridge or its Subsidiaries or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.6.3.

5.6.4.  The allowance for credit losses reflected in Bridge’s audited statement of condition at December 31, 2009 was, and the allowance for credit losses shown on the balance sheets in Bridge’s Securities Documents for periods ending after December 31, 2009 will be, adequate, as of the dates thereof, under GAAP.

5.7.        Taxes.

Bridge and the Bridge Subsidiaries that are at least 80 percent owned by Bridge are members of the same affiliated group within the meaning of Code Section 1504(a).  Bridge has duly filed all federal, state and material local tax returns required to be filed by or with respect to Bridge and each Bridge Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to the Knowledge of Bridge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from Bridge and any Bridge Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined.  Bridge and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Bridge and each of its Subsidiaries, to the Knowledge of Bridge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

5.8.        No Material Adverse Effect.

Bridge has not suffered any Material Adverse Effect since December 31, 2009 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Bridge.

5.9.        Ownership of Property; Insurance Coverage.

Bridge and each Bridge Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by Bridge or each Bridge Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Bridge Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Bridge Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Bridge Financial Statements.  Bridge and the Bridge Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Bridge and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

5.10.     Legal Proceedings.

There is no suit, action, investigation or proceeding pending or, to its Knowledge, threatened against or affecting Bridge or any of its Subsidiaries (and it is not aware of any facts that reasonably could be expected to be the basis for any such suit, action or proceeding) (1) that involves a Governmental Entity or Bank Regulator, or (2) that, individually or in the aggregate, is (A) material to it and its Subsidiaries’ businesses, or (B) reasonably likely to prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.  There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Bridge, any of its Subsidiaries or to which such assets are subject.

5.11.     Compliance With Applicable Law.

5.11.1.     To the Knowledge of Bridge, each of Bridge and each Bridge Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Bank Secrecy Act, the USA Patriot Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Bridge nor any Bridge Subsidiary has received any written notice to the contrary. The Board of Directors of Bridge Bank has adopted and Bridge Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA Patriot Act and the regulations thereunder.

5.11.2.     Each of Bridge and each Bridge Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Bridge, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

5.11.3.     For the period beginning January 1, 2009, neither Bridge nor any Bridge Subsidiary has received any written notification or, to the Knowledge of Bridge, any other communication from any Bank Regulator (i) asserting that Bridge or any Bridge Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Bridge or Bridge Bank; (iii) requiring or threatening to require Bridge or any Bridge Subsidiary, or indicating that Bridge or any Bridge Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Bridge or any Bridge Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Bridge or any Bridge Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Bridge Regulatory Agreement”). Neither Bridge nor any Bridge Subsidiary has consented to or entered into any currently effective Bridge Regulatory Agreement.  The most recent regulatory rating given to Bridge Bank as to compliance with the CRA is satisfactory or better.

5.12.   Employee Benefit Plans.

5.12.1.     Bridge Disclosure Schedule 5.12 includes a list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, welfare benefit plans, fringe benefit plans, employment, severance and change in control agreements and all other benefit practices, policies and arrangements maintained by Bridge or any Bridge Subsidiary and in which employees in general may participate (the “Bridge Compensation and Benefit Plans”).

5.12.2.     To the Knowledge of Bridge and except as disclosed in Bridge Disclosure Schedule 5.12.2, each Bridge Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full.  Each Bridge Compensation and Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and Bridge is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter.  There is no material pending or, to the Knowledge of Bridge, threatened action, suit or claim relating to any of the Bridge Compensation and Benefit Plans (other than routine claims for benefits).  Neither Bridge nor any Bridge Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Bridge Compensation and Benefit Plan that would reasonably be expected to subject Bridge or any Bridge Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

5.12.3.     All material contributions required to be made under the terms of any Bridge Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which Bridge or any Bridge Subsidiary is a party or a sponsor have been timely made, and all anticipated contributions and funding obligations are accrued on Bridge’s consolidated financial statements to the extent required by GAAP.  Bridge and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable Bridge Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

5.13.     Environmental Matters.

5.13.1.     To the Knowledge of Bridge, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Bridge or any of Bridge Subsidiary.  To the Knowledge of Bridge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Bridge or any Bridge Subsidiary by reason of any Environmental Laws.  Neither Bridge nor any Bridge Subsidiary during the past five years has received any written notice from any Person that Bridge or any Bridge Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have financial exposure under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Bridge or any Bridge Subsidiary.

5.13.2.     There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Bridge’s Knowledge, threatened, before any court, governmental agency or other forum against Bridge or any Bridge Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Bridge or any Bridge Subsidiary.

5.14.     Securities Documents

With respect to Bridge’s (i) annual reports on Form 10-K for the year ended December 31, 2009, (ii) quarterly reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, and (iii) proxy materials used or for use in connection with its meetings of shareholders held in 2010, such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

5.15.     Brokers, Finders and Financial Advisors

Neither Bridge nor any Bridge Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Northeast Capital & Advisory, Inc. and the fee payable pursuant thereto.

5.16.     Bridge Common Stock

The shares of Bridge Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

5.17.     Bridge Information Supplied

The information relating to Bridge and any Bridge Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Merger Registration Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Bridge with respect to statements made or incorporated by reference therein based on information supplied by Hamptons specifically for inclusion or incorporation by reference in the Merger Registration Statement.

ARTICLE VI

COVENANTS OF HAMPTONS

6.1.        Conduct of Business.

6.1.1.  Affirmative Covenants.  During the period from the date of this Agreement to the Effective Time, except with the written consent of Bridge, which consent will not be unreasonably withheld, conditioned or delayed, Hamptons will: operate its business, only in the usual, regular and ordinary course of business; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would (i) adversely affect the ability of the parties to obtain any Regulatory Approval or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) adversely affect its ability to perform its covenants and agreements under this Agreement.

6.1.2.  Negative Covenants.  Hamptons agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, set forth in Hamptons Disclosure Schedule 6.1.2 and referenced by paragraph, or consented to by Bridge in writing, it will not:

(A)       change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, except as required by law, appoint a new director to the board directors, or allow dissenter’s rights to its stockholders as authorized by federal law;

(B)       change the number of authorized or issued shares of its capital stock, issue any shares of Hamptons Common Stock, including any shares that are held as “treasury shares” as of the date of this Agreement, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock;

(C)       enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business; or create or renew or permit to expire, lapse or terminate or knowingly take any action likely to result in the lapse or termination of any insurance policy;

(D)       make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(E)       grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof and set forth on Hamptons Disclosure Schedule 4.9.1 and 4.13.1,  and (ii) pay increases in the ordinary course of business consistent with past practice to non-officer employees. Hamptons shall not hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $40,000, provided that Hamptons may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(F)       enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(G)       merge or consolidate Hamptons with any other corporation; sell or lease all or any substantial portion of the assets or business of Hamptons; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Hamptons and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities;or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(H)       sell or otherwise dispose of the capital stock of Hamptons or sell or otherwise dispose of any asset of Hamptons other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of Hamptons to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(I)        voluntarily take any action which would result in any of the representations and warranties of Hamptons set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law; or create, renew or amend or take any other action that may result in any restriction on Hampton’s engaging in any type of activity;

(J)        change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating Hamptons;

(K)       waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which Hamptons is a party, other than in the ordinary course of business, consistent with past practice;

(L)       purchase or sell any equity securities, or purchase or sell any securities other than securities (i) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (ii) having a face amount of not more than $250,000, (iii) with a weighted average life of not more than five years and (iv) otherwise in the ordinary course of business consistent with past practice;

(M)      except for commitments issued prior to the date of this Agreement which are set forth in Hamptons Disclosure Schedule 6.1.2 (M), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of the amount under which current approval by the Executive Committee of the Board of Directors of Hamptons is required;

(N)       enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(O)       enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(P)       except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(Q)       make any material change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other material banking policies except as may be required by changes in applicable law or regulations or by a Bank Regulator;

(R)       except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any Hamptons Employee Plan;

(S)       make any capital expenditures in excess of $5,000 individually or $10,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(T)       purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(U)       sell any participation interest in any loan (other than sales of loans secured by one- to four-family real estate that are consistent with past practice) (and provided that Bridge Bank will be given the first opportunity to purchase any loan participation being sold) or OREO properties (other than sales of OREO which generate a net book loss of not more than $20,000 per property);

(V)       undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by Hamptons of more than $25,000 annually, or containing any financial commitment extending beyond 24 months from the date hereof;

(W)      pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $5,000 individually or $10,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(X)       make, change or revoke any tax election, file any amended tax return, enter into any tax closing agreement, or settle or agree to compromise any liability with respect to taxes;

(Y)       foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a Materials of Environmental Concern;

(Z)       purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(AA)    issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Bridge and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of Bridge (which shall not be unreasonably withheld) or issue any broadly distributed communication of a general nature to customers without the prior approval of Bridge (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby; or

(BB)     agree to do any of the foregoing, or take any action that could reasonably be expected to result in any of the foregoing.

6.2.      Current Information.

6.2.1.  During the period from the date of this Agreement to the Effective Time, Hamptons will cause one or more of its representatives to confer with representatives of Bridge and report the general status of its ongoing operations at such times as Bridge may reasonably request.  Hamptons will promptly notify Bridge of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Hamptons.  Without limiting the foregoing, senior officers of Bridge and Hamptons shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of Hamptons, in accordance with applicable law, and Hamptons shall give due consideration to Bridge’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Bridge nor any Bridge Subsidiary shall under any circumstance be permitted to exercise control of Hamptons prior to the Effective Time.

6.2.2.  Hamptons and Bridge Bank shall meet on a regular basis to discuss and plan for the conversion of Hamptons’s data processing and related electronic informational systems to those used by Bridge Bank, which planning shall include, but not be limited to, discussion of the possible termination by Hamptons of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by Hamptons in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Hamptons shall not be obligated to take any such action prior to the Effective Time and, unless Hamptons otherwise agrees, no conversion shall take place prior to the Effective Time.  In the event that Hamptons takes, at the request of Bridge Bank, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, Bridge Bank shall indemnify Hamptons for any such fees and charges, and the costs of reversing the conversion process, if for any reason the Merger is not consummated for any reason other than a breach of this Agreement by Hamptons, or a termination of this Agreement under Section 11.1.8 or 11.1.9.

6.2.3.  Hamptons shall provide Bridge Bank, within fifteen (15) business days of the end of each calendar month, a written list of (a) nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due) as of the end of such month and (iv) and impaired loans, (b) all loans past due, (c) all classified loans and (d) all loans listed on Hamptons’ “watch list.”  On a monthly basis, Hamptons shall provide Bridge Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

6.2.4.  Hamptons shall promptly inform Bridge upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of Hamptons under any labor or employment law.

6.3.      Access to Properties and Records.

Subject to Section 12.1 hereof, Hamptons shall permit Bridge reasonable access upon reasonable notice to its properties, and shall disclose and make available to Bridge during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter Hamptons reasonably determines should be treated as confidential) and shareholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which Bridge may have a reasonable interest; provided, however, that Hamptons shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel. Hamptons shall provide and shall request its auditors to provide Bridge with such historical financial information regarding it (and related audit reports and consents) as Bridge may reasonably request for securities disclosure purposes.  Bridge shall use commercially reasonable efforts to minimize any interference with Hamptons’s regular business operations during any such access to Hamptons’s property, books and records.  Hamptons shall permit Bridge, at its expense, to cause a “phase I environmental audit” and a “phase II environmental audit” to be performed at any physical location owned or occupied by Hamptons.  In the event any subsurface or phase II site assessments are conducted, Bridge shall indemnify Hamptons for all costs and expenses associated with returning the property to its previous condition.

6.4.      Financial and Other Statements.

6.4.1.  Promptly upon receipt thereof, Hamptons will furnish to Bridge copies of each annual, interim or special audit of the books of Hamptons made by its independent auditors and copies of all internal control reports submitted to Hamptons by such auditors in connection with each annual, interim or special audit of the books of Hamptons made by such auditors.

6.4.2.  Hamptons will furnish to Bridge copies of all documents, statements and reports as it shall send to its shareholders, the FDIC, the Department or any other regulatory authority, except as legally prohibited thereby.  Within 25 days after the end of each month, Hamptons will deliver to Bridge a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

6.4.3.  Hamptons will advise Bridge promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of Hamptons.

6.4.4.  With reasonable promptness, Hamptons will furnish to Bridge such additional financial data that Hamptons possesses and as Bridge may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

6.5.      Maintenance of Insurance.

Hamptons shall maintain insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of theirs properties and the nature of their business

6.6.      Disclosure Supplements.

From time to time prior to the Effective Time, Hamptons will promptly supplement or amend the Hamptons Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Hamptons Disclosure Schedule or which is necessary to correct any information in such Hamptons Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to such Hamptons Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.7.      Consents and Approvals of Third Parties.

Hamptons shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.8.      All Reasonable Efforts.

Subject to the terms and conditions herein provided, Hamptons agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6.9.      Failure to Fulfill Conditions.

In the event that Hamptons determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Bridge.

6.10.    No Solicitation.

(a) Hamptons shall not, and shall cause its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (collectively, the “Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Bridge) any information or data with respect to Hamptons or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Hamptons is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by Hamptons or any Representative, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Hamptons or otherwise, shall be deemed to be a breach of this Agreement by Hamptons. Hamptons shall, and shall cause each of Hamptons Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Bridge), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Hamptons or any of its

Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Hamptons representing, in the aggregate, fifteen percent (15%) or more of the assets of Hamptons and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing fifteen percent (15%) or more of the votes attached to the outstanding securities of Hamptons; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning fifteen percent (15%) or more of any class of equity securities of Hamptons; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 6.10(a), at any time prior to the Hamptons Shareholders Meeting, Hamptons may take any of the actions described in clause (ii) of Section 6.10(a) if, but only if, (i) Hamptons has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.10; (ii) Hamptons Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is required to take such actions to comply with its fiduciary duties to Hamptons’s shareholders under applicable law; (iii) Hamptons has provided Bridge with at least three (3) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Hamptons or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, Hamptons receives from such Person a confidentiality agreement with terms no less favorable to Hamptons than those contained in the Confidentiality Agreement. Hamptons shall promptly provide to Bridge any non-public information regarding Hamptons provided to any other Person that was not previously provided to Bridge, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that Hamptons Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Hamptons Common Stock or all, or substantially all, of the assets of Hamptons and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of Hamptons Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to Hamptons’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing and (B) is, in light of the other terms of such proposal, more favorable to Hamptons’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c) Hamptons shall promptly (and in any event within twenty-four (24) hours) notify Bridge in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Hamptons or any Hamptons Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree. Hamptons agrees that it shall keep Bridge informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Hamptons Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Bridge in connection with the transactions contemplated by this Agreement (including the Merger), the Hamptons Recommendation (as defined in Section 8.1), or make any statement, filing or release, in connection with Hamptons Shareholders Meeting or otherwise, inconsistent with the Hamptons Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal in connection with any formal communications to shareholders or regulatory authorities shall be considered an adverse modification of the Hamptons Recommendation, but further provided that failure to comment in response to unofficial inquiries from third parties shall not be considered an adverse modification of the Hamptons Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Hamptons to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.10(b)) or (B) requiring Hamptons to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement except in accordance with its terms.

(e) Notwithstanding Section 6.10(d), prior to the date of Hamptons Shareholders Meeting, the Hamptons Board may approve or recommend to the shareholders of Hamptons a Superior Proposal and withdraw, qualify or modify Hamptons Recommendation in connection therewith (a “Hamptons Subsequent Determination”) after the fifth (5th) Business Day following Bridge’s receipt of a notice (the “Notice of Superior Proposal”) from Hamptons advising Bridge that the Hamptons Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.10) constitutes a Superior Proposal (it being understood that Hamptons shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Hamptons proposes to accept) if, but only if, (i) the Hamptons Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that it is taking such actions to comply with its fiduciary duties to Hamptons’s shareholders under applicable law, (ii) during the five (5) Business Day Period after receipt of the Notice of Superior Proposal by Bridge, Hamptons and the Hamptons Board shall have cooperated and negotiated in good faith with Bridge to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Hamptons to proceed with the Hamptons Recommendation without a Hamptons Subsequent Determination; provided, however, that Bridge shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of such five (5) Business Day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Bridge since its receipt of such Notice of Superior Proposal, Hamptons Board has again in good faith made the determination (A) in clause (i) of this Section 6.10(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal.

6.11.    Reserves and Merger-Related Costs.

Hamptons agrees to consult with Bridge with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves).

6.12.    Board of Directors and Committee Meetings.

Hamptons shall permit a representative of Bridge to attend any meeting of the Board of Directors of Hamptons or the Executive and Loan Committees thereof as an observer, provided that Hamptons shall not be required to permit the Bridge representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of  Hamptons or during any other matter that the respective Board of Directors has reasonably determined to be confidential with respect to Bridge’s participation.

ARTICLE VII
COVENANTS OF BRIDGE

7.1.      Conduct of Business.

During the period from the date of this Agreement to the Effective Time, except with the written consent of Hamptons, which consent will not be unreasonably withheld, Bridge and Bridge Bank will, and it will cause each Bridge Subsidiary to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action that would: (i) adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement; or (iii) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied.

7.2.      Current Information.

During the period from the date of this Agreement to the Effective Time, Bridge will cause one or more of its representatives to confer with representatives of Hamptons and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as Hamptons may reasonably request. Bridge will promptly notify Hamptons, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution of material litigation involving Bridge and any Bridge Subsidiary.

7.3.      Financial and Other Statements.

Bridge will make available to Hamptons the Securities Documents filed by it with the SEC under the Securities Laws.  Bridge will furnish to Hamptons copies of all documents, statements and reports as it or any Bridge Subsidiary sends to the shareholders of Bridge.

7.4.      Disclosure Supplements.

From time to time prior to the Effective Time, Bridge will promptly supplement or amend the Bridge Disclosure Schedule delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Bridge Disclosure Schedule or which is necessary to correct any information in such Bridge Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such Bridge Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.5.      Consents and Approvals of Third Parties.

Bridge and Bridge Bank shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals, necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.6.      All Reasonable Efforts.

Subject to the terms and conditions herein provided, Bridge and Bridge Bank agree to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

7.7.      Failure to Fulfill Conditions.

In the event that Bridge determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Hamptons.

7.8.      Employee Benefits.

7.8.1.  Bridge will review all Hamptons Compensation and Benefit Plans to determine whether to maintain, terminate or continue such plans.  In the event employee compensation and/or benefits as currently provided by Hamptons are changed or terminated by Bridge, in whole or in part, Bridge shall provide Continuing Employees (as defined below) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of Bridge or applicable Bridge Subsidiary (as of the date any such compensation or benefit is provided). Employees of Hamptons who become participants in a Bridge Compensation and Benefit Plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits (and not for benefit accrual purposes) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of Hamptons prior to the Effective Time.  This Agreement shall not be construed to limit the ability of Bridge or Bridge Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any program) as they deem appropriate.

7.8.2.  Consulting and Non-Competition Agreement.  Bridge will enter into a one year consulting and three year non-competition agreement, which will provide for a payment of $166,000 in the first year, with Ronald M. Krawczyk in the form set forth in Bridge Disclosure Schedule 7.8.2.

7.8.3.  Employee Severance.  Bridge agrees that each Hamptons employee who (i) is not offered employment with Bridge as of the Effective Time or (ii) is involuntarily terminated by Bridge (other than for cause) within six (6) months of the Effective Time and who is not covered by a separate employment agreement, change in control agreement, severance or consulting agreement shall receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each full year of service at Hamptons, with a maximum of twenty-six (26) weeks and a minimum of four weeks of base pay; provided that such individual executes a release agreement in a form approved by Bridge.  For purposes of calculating the number of years of service, fractional years of service shall be rounded up or down to the nearest full year.

7.8.4.  In the event of any termination or consolidation of any Hamptons health plan with any Bridge health plan, Bridge shall make available to employees of Hamptons who continue employment with Bridge or a Bridge Subsidiary (“Continuing Employees”) and their dependents employer-provided health coverage on the same basis as it provides such coverage to Bridge employees.  Unless a Continuing Employee affirmatively terminates coverage under a Hamptons health plan prior to the time that such Continuing Employee becomes eligible to participate in the Bridge health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Hamptons health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of Bridge and their dependents.  In the event of a termination or consolidation of any Hamptons health plan, terminated Hamptons employees and qualified beneficiaries will have the right to continued coverage under group health plans of Bridge in accordance with COBRA, consistent with the provisions below.  All Hamptons Employees who cease participating in a Hamptons health plan and become participants in a comparable Bridge health plan shall receive credit for any co-payment and deductibles paid under Hamptons’s health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the Bridge health plan, upon substantiation, in a form satisfactory to Bridge that such co-payment and/or deductible has been satisfied.

7.8.5.  Cash Bonuses.  Bridge agrees that, subject to Hampton’s performance in achieving budgeted earnings, any accrued vested bonus payable to Hampton’s employees, to the extent consistent with past practice, may be paid to such individuals at the Effective Time; provided that Hampton informs Bridge of the amount of the payments and Bridge consents to such payments.

7.8.6.  401(k) Plan.  In the sole discretion of Bridge, Hamptons’ 401(k) Plan shall be frozen, terminated or merged into Bridge Bank’s 401(k) Plan.  Bridge may require Hamptons to terminate or freeze the Hamptons’ 401(k) Plan immediately prior to the Effective Time.  Continuing Employees will receive credit for service with Hamptons for purposes of vesting and determination of eligibility to participate in Bridge Bank’s 401(k) Plan.  Continuing Employees who satisfy the conditions for eligibility as of the Effective Time shall be eligible to participate in the Bridge Bank 401(k) Plan as of the later of the first entry date coincident with or following the Effective Time or the date such Continuing Employees are no longer participating in the Hamptons’ 401(k) Plan.

7.9.      Directors and Officers Indemnification and Insurance.

7.9.1.  For a period of five years after the Effective Time, Bridge shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of Hamptons (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Bridge, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent such indemnification would have been permitted under Hamptons’s Organization Certificate, Bylaws and applicable federal and state law, and to the extent not impermissible to Bridge under applicable law. Bridge shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by applicable state or Federal law upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below.  Any Indemnified Party wishing to claim indemnification under this Section 7.9.1 upon learning of any Claim, shall notify Bridge (but the failure so to notify Bridge shall not relieve it from any liability which it may have under this Section 7.9.1, except to the extent such failure materially prejudices Bridge) and shall deliver to Bridge the undertaking referred to in the previous

7.9.2.  In the event that either Bridge or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Bridge shall assume the obligations set forth in this Section 7.9.

7.9.3.  Bridge shall maintain, or shall cause Bridge Bank to maintain, in effect for five years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of Hamptons (provided, that Bridge may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall Bridge be required to expend pursuant to this Section 7.9.3 more than 150% of the annual cost currently expended by Hamptons with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Bridge shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, Hamptons agrees in order for Bridge to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

7.9.4.  The obligations of Bridge provided under this Section 7.9 are intended to be enforceable against Bridge directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Bridge.

7.10.    Stock Listing.

Bridge agrees to list on the Nasdaq (or such other national securities exchange on which the shares of the Bridge Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of Bridge Common Stock to be issued in the Merger.

7.11.    Stock and Cash Reserve.

Bridge agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

ARTICLE VIII
REGULATORY AND OTHER MATTERS

8.1.      Hamptons Shareholder Meeting.

Hamptons will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Hamptons Shareholders Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in

Hamptons’s reasonable judgment, necessary or desirable, (ii) subject to Section 6.10, have its Board of Directors recommend approval of this Agreement to the Hamptons shareholders (the “Hamptons Recommendation”).

8.2.      Proxy Statement-Prospectus.

8.2.1.  For the purposes (x) of registering Bridge Common Stock to be offered to holders of Hamptons Common Stock in connection with the Merger with the SEC under the Securities Act and (y) of holding the Hamptons Shareholders Meeting, Bridge shall draft and prepare, and Hamptons shall cooperate in the preparation of, the Merger Registration Statement, including a combined proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the Hamptons shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”).  Bridge shall file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC.  Each of Bridge and Hamptons shall use their best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Hamptons shall thereafter promptly mail the Proxy Statement-Prospectus to the Hamptons shareholders. Bridge shall also use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Hamptons shall furnish all information concerning Hamptons and the holders of Hamptons Common Stock as may be reasonably requested in connection with any such action.

8.2.2.  Hamptons shall provide Bridge with any information concerning itself that Bridge may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and Bridge shall notify Hamptons promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Hamptons promptly copies of all correspondence between Bridge or any of their representatives and the SEC. Bridge shall give Hamptons and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give Hamptons and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.  Each of Bridge and Hamptons agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of Hamptons Common Stock entitled to vote at the Hamptons Shareholders Meeting hereof at the earliest practicable time.

8.2.3.  Hamptons and Bridge shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  In such event, Hamptons shall cooperate with Bridge in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Bridge shall file an amended Merger Registration Statement with the SEC, and each of Hamptons shall mail an amended Proxy Statement-Prospectus to the Hamptons shareholders. If requested by Bridge, Hamptons shall obtain a “comfort” letter from its independent certified public accountant, dated as of the date of the Proxy Statement-Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding Hamptons, in form and substance that is customary in transactions such as the Merger.

8.3.      Regulatory Approvals.

Each of Hamptons and Bridge will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement. Hamptons and Bridge will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of Hamptons, Bridge to any Bank Regulatory or governmental body in connection with the Merger, and the other transactions contemplated by this Agreement. Hamptons shall have the right to review and approve in advance all characterizations of the information relating to Hamptons and any of its Subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body.  Bridge shall give Hamptons and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator and shall give Hamptons and its counsel the opportunity to review and comment on all amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator.

ARTICLE IX
CLOSING CONDITIONS

9.1.      Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

9.1.1.  Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Hamptons.

9.1.2.  Injunctions.  None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3.  Regulatory Approvals.  All Regulatory Approvals and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of Bridge, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Hamptons and Bridge or materially impair the value of Hamptons to Bridge.

9.1.4.  Effectiveness of Merger Registration Statement.  The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of Bridge Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5.  Nasdaq Listing.  The shares of Bridge Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

9.1.6.  Tax Opinion.  On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, Bridge shall have received an opinion of Luse Gorman Pomerenk & Schick, P.C., reasonably acceptable in form and substance to Bridge, and Hamptons shall have received an opinion of  Harris Beach, PLLC reasonably acceptable in form and substance to Hamptons, each dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.  In rendering the tax opinions described in this Section 9.1.6, the law firms may require and rely upon customary representations contained in certificates of officers of Bridge and Hamptons and their respective Subsidiaries.

9.2.      Conditions to the Obligations of Bridge under this Agreement.

The obligations of Bridge under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.4 at or prior to the Closing Date:

9.2.1.  Representations and Warranties.  Each of the representations and warranties of Hamptons set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 4.1; and Hamptons shall have delivered to Bridge a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Hamptons as of the Effective Time.

9.2.2.  Agreements and Covenants.  Hamptons shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and Bridge shall have received a certificate signed on behalf of Hamptons by the Chief Executive Officer and Chief Financial Officer of Hamptons to such effect dated as of the Effective Time.

9.2.3.  Permits, Authorizations, Etc.  Hamptons shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

9.2.4.  No Material Adverse Effect.  Since December 31, 2009, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Hamptons.

9.2.5.  Limitation on Dissenters’ Rights.  As of the Closing Date, the holders of no more than 15% of the Hamptons Common Stock that is issued and outstanding shall have taken the actions required by the NYBL or New York banking law to qualify their Hamptons Common Stock as Dissenters’ Shares.

Hamptons will furnish Bridge with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as Bridge may reasonably request.

9.3.      Conditions to the Obligations of Hamptons under this Agreement.

The obligations of Hamptons under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.5 at or prior to the Closing Date:

9.3.1.  Representations and Warranties.  Each of the representations and warranties of Bridge set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 5.1; and Bridge shall have delivered to Hamptons a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Bridge as of the Effective Time.

9.3.2.  Agreements and Covenants.  Bridge shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and Hamptons shall have received a certificate signed on behalf of Bridge by the Chief Executive Officer and Chief Financial Officer to such effect dated as of the Effective Time.

9.3.3.  Permits, Authorizations, Etc.  Bridge shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

9.3.4.  Payment of Merger Consideration.  Bridge shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Hamptons with a certificate evidencing such delivery.

9.3.5.  No Material Adverse Effect.  Since December 31, 2009, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Bridge.

Bridge will furnish Hamptons with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as Hamptons may reasonably request.

ARTICLE X
THE CLOSING

10.1.    Time and Place.

Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 780, Washington, D.C. at 10:00 a.m., or at such other place or time upon which Bridge and Hamptons mutually agree.  A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 400, Washington, D.C. at 10:00 a.m. on the day prior to the Closing Date.

10.2.    Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to Bridge and Hamptons the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article IX hereof. At or prior to the Closing, Bridge shall have delivered the Merger Consideration as set forth under Section 9.3.4 hereof.

ARTICLE XI
TERMINATION, AMENDMENT AND WAIVER

11.1.    Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of Hamptons:

11.1.1. At any time by the mutual written agreement of Bridge and Hamptons;

11.1.2. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation or warranty contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party is provided; however, neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.2 unless the breach of a representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.1 (in the case of a breach of a representation or warranty by Hamptons) or Section 9.3.1 (in the case of a breach of a representation or warranty by Bridge);

11.1.3. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party;

11.1.4. At the election of the Board of Directors of either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Bridge and Hamptons; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

11.1.5. By the Board of Directors of either party if the shareholders of Hamptons shall have voted at the Hamptons Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions;

11.1.6. By the Board of Directors of either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

11.1.7. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 11.1.4 of this Agreement.

11.1.8. By the Board of Directors of Bridge if Hamptons has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of Hamptons has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, or withdraws its recommendation of this Agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to Bridge.

11.1.9. By the Board of Directors of Hamptons if Hamptons has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of Hamptons has made a determination to accept such Superior Proposal.

11.1.10.  By Hamptons, if the Hampton’s Board of Directors determines by a vote of the majority of the members of the entire Hampton’s Board, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i)           The number obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “Bridge Ratio”) shall be less than 0.85; and

(ii)        the Bridge Ratio shall be less than (y) the number obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.20 from the quotient in this clause (ii) (y) (such number in this clause (ii) (y) being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences.  If the Hamptons elects to exercise its termination right pursuant to this Section 11.1.10, it shall give written notice to Bridge (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period).  During the five-day period commencing with its receipt of such notice, Bridge shall have the option to increase the consideration to be received by the holders of Hampton Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio(as then in effect) by (B) the Bridge Ratio.  If Bridge so elects within such five-day period, it shall give prompt written notice to Hampton of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 11.1.10 and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified.)

For purposes of this Section 11.1.10, the following terms shall have the meanings indicated.

“Acquisition Transaction” shall mean (i) a merger or consolidation, or any similar transaction, involving the relevant companies, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of the relevant companies, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the relevant companies; or (iv) agreement or commitment to take any action referenced above.

“Average Closing Price” shall mean the average of the daily closing prices for shares of Bridge Common Stock for the twenty consecutive full trading days on which such shares are actually traded on the Nasdaq (as reported by The Wall Street Journal or, if not reported therein, in another authoritative source) ending on the trading day immediately preceding the Determination Date.

“Determination Date” shall mean the  first date on which all Regulatory Approvals have been received (disregarding any waiting period).

“Final Index Price” shall mean the average of the Index Prices for the twenty consecutive full trading days ending on the trading day prior to the Determination Date.

“Index Group” shall mean the 15 financial institutions listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been an Acquisition Transaction involving any of such companies publicly announced at any time during the period beginning on the date of this Agreement and ending on the day immediately preceding the Determination Date.  In the event that:

(i) the common stock of any of such companies ceases to be publicly traded, or

(ii) an Acquisition Transaction involving any of such companies is announced at any time during the period beginning on the date of this Agreement and ending on the day immediately preceding the Determination Date, or

(iii) any such company shall announce at any time during the period beginning on the date of this Agreement and ending on the day immediately preceding the Determination Date that it has entered into a definitive agreement to acquire insured deposits from another financial institution in excess of 20% of its deposit base as of the most recent quarter end for which information is available or intends to issue additional capital securities in excess of 5% of the total value of its Tier 1 capital securities outstanding as of the most recent quarter end for which information is available, then such company or companies will be removed from the Index Group for purposes of determining the Final Index Price and the Index Price; provided however, that in the event an Acquisition Transaction is publicly announced which involves only companies that are listed below, none of such shall be removed from the Index Group.

The 15 financial institutions are as follows:

State Bancorp, Inc.

Peapack-Gladstone Financial Corporation

Bryn Mawr Bank Corporation

Center Bancorp, Inc.

Alliance Financial Corporation

Orrstown Financial Services, Inc.

ACNB Corporation

Suffolk Bancorp

Norwood Financial Corp.

Evans Bancorp, Inc.

Citizens & Northern Corporation

First of Long Island Corporation

CNB Financial Corporation

Arrow Financial Corporation

Penns Woods Bancorp, Inc.

“Index Price” shall mean the average closing price of the entities comprising the Index Group taken as a whole without regard to market capitalization.

“Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

“Starting Price” shall mean $23.06.

If Bridge or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices of the common stock of Bridge or such company shall be appropriately adjusted for the purposes of applying this Section 11.1.10.

11.2.    Effect of Termination.

11.2.1.    In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 11.2, 12.1, 12.2, 12.4, 12.5, 12.6, 12.9, 12.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

11.2.2.    If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(A)       Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(B)       In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(C)       As a condition of Bridge’s willingness, and in order to induce Bridge, to enter into this Agreement, and to reimburse Bridge for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Hamptons hereby agrees to pay Bridge, and Bridge shall be entitled to payment of a fee of $275,000 plus all reasonably documented expenses of legal counsel and financial advisors (the “Bridge Fee”), within three business days after written demand for payment is made by Bridge, following the occurrence of any of the events set forth below:

(i)         Hamptons terminates this Agreement pursuant to Section 11.1.9 or Bridge terminates this Agreement pursuant to Section 11.1.8; or

(ii)        The entering into a definitive agreement by Hamptons relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving Hamptons within twelve months after the occurrence of any of the following: (i) the termination of the Agreement by Bridge pursuant to Section 11.1.2 or 11.1.3 because of, in either case, a willful breach by Hamptons; or (ii) the failure of the shareholders of Hamptons to approve this Agreement after the occurrence of an Acquisition Proposal.

(D)       If demand for payment of the Bridge Fee is made pursuant to Section 11.2.2(C) and payment is timely made, then Bridge will not have any other rights or claims against Hamptons and its officers and directors, under this Agreement, it being agreed that the acceptance of the Bridge Fee under Section 11.2.2(C) will constitute the sole and exclusive remedy of Bridge against Hamptons and its officers and directors.

11.3.    Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of Hamptons), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of Hamptons, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to Hamptons’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XII
MISCELLANEOUS

12.1.    Confidentiality.

Except as specifically set forth herein, Bridge and Hamptons mutually agree to be bound by the terms of the confidentiality agreements dated December 27, 2010 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreements shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

12.2.    Public Announcements.

Hamptons and Bridge shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither Hamptons nor Bridge shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

12.3.    Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

12.4.    Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to Hamptons, to:	Ronald M. Krawczyk President, Chief Executive Officer and Chief Financial Officer Hamptons State Bank 243 Windmill Lane Southampton, New York 11968 Fax: (631) 287-9064

With required copies to:	Linda Oldfield, Esq. Harris Beach, PLLC 99 Garnsey Road Pittsford, New York 14534 Fax: (585) 419-8816

If to Bridge, to:	Kevin M. O’Connor President and Chief Executive Officer Bridge Bancorp, Inc. 2200 Montauk Highway P.O. Box 3005 Bridgehampton, New York 11932 Fax: (631) 537-1835

With required copies to:	John J. Gorman, Esq. Marc P. Levy, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 Fax: (202) 362-2902

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.

12.5.    Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party.  Except as provided in Article III and Sections 7.8.2, 7.9 and 7.10, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12.6.    Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreements referred to in Section 12.1 hereof) between the parties, both written and oral, with respect to its subject matter.

12.7.    Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.  A facsimile or other electronic copy of a signature page shall be deemed to be an original signature page.

12.8.    Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

12.9.    Governing Law.

This Agreement shall be governed by the laws of New York, without giving effect to its principles of conflicts of laws.

12.10.  Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  The recitals hereto constitute an integral part of this Agreement.  References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”).  The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

12.11.  Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, Bridge and Hamptons have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

Bridge Bancorp, Inc.

Dated: February 8, 2011	By:	/s/ Kevin M. O’Connor
	Name:	Kevin M. O’Connor
	Title:	President and Chief Executive Officer

Hamptons State Bank

Dated: February 8, 2011	By:	/s/ Ronald M. Krawczyk
	Name:	Ronald M. Krawczyk
	Title:	President, Chief Executive Officer and Chief Financial Officer

APPENDIX B

February 8, 2011

Board of Directors

Hamptons State Bank

243 Windmill Lane

Southhampton, NY 11968

Ladies and Gentlemen:

Hamptons State Bank (“Hamptons State”) and The Bridgehampton National Bank (“Bridge Bank”) have entered into an Agreement and Plan of Merger, dated as of February 8, 2011 (the “Agreement”), pursuant to which Hamptons State will be merged with and into Bridge Bank (the “Merger”). Under the terms of the Agreement, at the Effective Time and as a result of the Merger, each outstanding share of Hamptons State common stock, other then certain shares as specified in the Agreement, will be converted into the right to receive 0.3434 shares (the “Exchange Ratio”) of Bridge Bank common stock, subject to certain adjustments as specified in the Agreement. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Hamptons State common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Hamptons State that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Bridge Bank that we deemed relevant; (iv) internal financial projections for Hamptons Bank for the years ending December 31, 2011 and 2012 as provided by senior management of Hamptons State and estimated growth and income rates for the years thereafter as discussed with Senior management of Hamptons State; (v) internal financial projections for Bridge Bank for the years ending December 31, 2011 through 2014 as provided by senior management of Bridge Bank; (vi) the pro forma financial impact of the Merger on Bridge Bank, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Bridge Bank; (vii) the publicly reported historical price and trading activity for Hamptons State’s and Bridge Bank’s common stock, including a comparison of certain financial and stock market information for Hampton State and Bridge Bank and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other

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information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Hamptons State the business, financial condition, results of operations and prospects of Hamptons State and held similar discussions with certain members of senior management of Bridge Bank regarding the business, financial condition, results of operations and prospects of Bridge Bank.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by Hamptons State and Bridge Bank or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Hamptons State and Bridge Bank that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Hamptons State and Bridge Bank or any of their subsidiaries, or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Hamptons State and Bridge Bank nor have we reviewed any individual credit files relating to Hamptons State and Bridge Bank. We have assumed, with your consent, that the respective allowances for loan losses for both Hamptons State and Bridge Bank are adequate to cover such losses.

With respect to the internal financial projections as provided by and discussed with the respective managements of Hamptons State and Bridge Bank discussed with senior managements of Hamptons State and Bridge Bank and in each case as used by us in our analyses, Hamptons State’s and Bridge Bank’s respective management confirmed to us that they reflected the best currently available estimates and judgments of such management of the respective future financial performances of Hamptons State and Bridge Bank, and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings determined by and reviewed with the senior management of Bridge Bank’s such management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections, growth rates or the assumptions on which they are based. We have also assumed that there has been no material change in Hampton State’s and Bridge Bank’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Hamptons State and Bridge Bank will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived. Sandler O’Neill did not provide Hamptons State with any legal, accounting or tax advice relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Bridge Bank’s common stock will be when issued to Hamptons State’s shareholders pursuant to the Agreement or the prices at which Hampton State’s and Bridge Bank’s common stock may trade at any time.

We have acted as Hamptons State’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Hamptons State has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Hamptons State and Bridge Bank and their affiliates. We may also actively trade the equity or debt securities of Hamptons Bank and Bridge Bank or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Hamptons State in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of Hampton State common stock and does not address the underlying business decision of Hamptons State to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Hamptons State or the effect of any other transaction in which Hamptons State might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Hampton State’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Hamptons State.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to the holders of Hamptons State common stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill + Partners, L.P.

APPENDIX C

BANKING LAW OF THE STATE OF NEW YORK

§ 6022.  Procedure to enforce stockholder’s right to receive payment for shares.

1. A stockholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of stockholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a statement that he intends to demand payment for his shares if the action is taken. Such objection is not required from any stockholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of stockholders without a meeting.

2. Within ten days after the stockholders’ authorization date, which term as used in this section means the date on which the stockholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite stockholders, the corporation shall give written notice of such authorization or consent by registered mail to each stockholder who filed written objection or from whom written objection was not required, excepting any who voted for or consented in writing to the proposed action.

3. Within twenty days after the giving of notice to him, any stockholder to whom the corporation was required to give such notice and who elects to dissent shall file with the corporation as written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares.

4. A stockholder may not dissent as to less than all of the shares, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner held of record by such nominee or fiduciary.

5. Upon filing a notice of election to dissent, the stockholder shall cease to have any of the rights of a stockholder except the right to be paid the fair value of his shares and any other rights under this section. Withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the stockholder is not entitled to receive payment for his shares, or the stockholder shall otherwise lose his dissenter’s rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a stockholder as of the filing of his notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

6. At the time of filing the notice of election to dissent or within one month thereafter the stock-

holder shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the stockholder or other person who submitted them on his behalf. Any stockholder who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter’s rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting stockholder had after filing his notice of election.

7. Within seven days after the expiration of the period within which stockholders may file their notices of election to dissent, or within seven days after the proposed corporate action is consummated, whichever is later, the corporation or, in the case of a merger, the receiving corporation, shall make a written offer by registered mail to each stockholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be made at the same price per share to all dissenting stockholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting stockholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. If within thirty days after the making of such offer, the corporation making the offer and any stockholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer upon the surrender of the certificates representing such shares.

8. The following procedure shall apply if the corporation fails to make such offer within such period of seven days, or if it makes the offer and any dissenting stockholder or stockholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

(a) The corporation or, in the case of a merger, the receiving corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting stockholders and to fix the fair value of their shares.

(b) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting stockholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter’s rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

(c) All dissenting stockholders, excepting those who, as provided in subdivision seven, have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting stockholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting stockholders either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

(d) The court shall determine whether each dissenting stockholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting stockholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the stockholders’ authorization date, excluding any appreciation or depreciation directly or indirectly induced by such corporate action or its proposal. The court may, if it so elects, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. Such appraiser shall have the power, authority and duties specified in the order appointing him, or any amendment thereof.

(e) The final order in the proceeding shall be entered against the corporation in favor of each dissenting stockholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

(f) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the stockholders’ authorization date to the date of payment. If the court finds that the refusal of any stockholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

(g) The costs and expenses of such proceeding shall be determined by the court and shall be assessed against the corporation, or, in the case of a merger, the receiving corporation, except that all or any part of such costs and expenses may be apportioned and assessed, as the court may determine, against any or all of the dissenting stockholders who are parties to the proceeding if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. Such expenses shall include reasonable compensation for and the reasonable expenses of the appraiser, but shall exclude the fees and expenses of counsel for and experts employed by any party unless the court, in its discretion, awards such fees and expenses. In exercising such discretion, the court shall consider any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which such corporation offered to pay; (B) that no offer was made by such corporation; and (C) that such corporation failed to institute the special proceeding within the period specified therefor.

(h) Within sixty days after final determination of the proceeding, the corporation or, in the case of a merger, the receiving corporation shall pay to each dissenting stockholder the amount found to be due him, upon surrender of the certificates representing his shares.

9. Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall be dealt with as provided in section five thousand fourteen, except that, in the case of a merger, they shall be disposed of as provided in the plan of merger or consolidation.

10. The enforcement by a stockholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such stockholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in subdivision five, and except that this section shall not exclude the right of such stockholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

11. Except as otherwise expressly provided in this section, any notice to be given by a corporation to a stockholder under this section shall be given in the manner provided in section six thousand five.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Article 11 of the Certificate of Incorporation of Bridge Bancorp, Inc. (the “Corporation”) provides for the following:

Director Liability – A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages because of his breach as a director unless;

(A)          Such liability is based upon a judgment or other final adjudication adverse to him which establishes:

(1)           That his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law;

(2)           That he personally gained in fact a financial profit or other advantage to which he was not legally entitled; or

(3)           That his acts violated Section 719 of the New York Business Corporation Law; or

(B)           Such liability is for any act or omission preceding the adoption of this Article.

If the New York Business Corporation law is hereafter amended to authorize the further elimination or limitation of the liability of directors, the liability of a director of the Corporation, in addition to the limitation or personal liability provided herein, shall be further limited to the fullest extent permitted by the amended New York Business Law Corporation Law.

Article V of the Company’s Bylaws provides as follows:

Section 501 - Right to Indemnification

Any person who was, is, or is threatened to be made a party to any action or proceeding, whether civil or criminal (including an action by or in the right of the Corporation or any other corporation, partnership, join venture, trust, employee benefit plan or other enterprise which any director or officer of the Corporation served in any capacity at the request of this Corporation), by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, shall be indemnified by the Corporation against all judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred in connection with the defense or appeal of any such action or proceeding, and against any other amounts, expenses and fees similarly incurred; provided that no indemnification shall be made to or on behalf of any director or officer where indemnification is prohibited by applicable law. This right of indemnification shall include the right of a director or officer to receive payment from the Corporation for expenses incurred in defending or appealing any such action or proceeding in advance of its final disposition; provided that the payment of expenses in advance of the final disposition of an action or proceeding shall be made only upon delivery to the Corporation of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if it should be determined ultimately that the director or officer is not entitled to be indemnified. The preceding right of indemnification shall be a contract right enforceable by the director or officer with respect to any claim, cause of action, action or proceeding accruing or arising while this Bylaw shall be in effect.

Section 502 - Authorization of Indemnification

Any indemnification provided for by Section 501 shall be authorized in any manner provided by applicable law or, in the absence of such law;

(a)           By the Board of Directors acting by a quorum of directors who are not parties to such action or proceeding, upon a finding that there has been no judgment or other final adjudication adverse to the director or officer which establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled; or

(b)           If a quorum under clause (a) is not obtainable, (i) by the Board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because there has been no such judgement or other final adjudication adverse to the director or officer, or (ii) by the shareholders upon a finding that there has been no such judgement or other final adjudication adverse to the director or officer.

Section 503 - Right of Claimant to Bring Suit

If a claim of indemnification is not paid in full by the Corporation within ninety days after a written claim has been received by the Corporation, the claimant may at any time there- after bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to recover the expenses of prosecuting such claim.

Section 504 - Non-Exclusivity of Rights

The rights conferred on any person under this Article shall not be exclusive of any other right which may exist under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages because of his breach as a director unless;

A.                                   Such liability is based upon a judgment or other final adjudication adverse to him which establishes:

1.                                       That his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law;

2.                                       That he personally gained in fact a financial profit or other advantage to which he was not legally entitled; or

3.                                       That his acts violated Section 719 of the New York Business Corporation Law; or

B.            Such liability is for any act or omission preceding the adoption of this Article.

Section 505 - Insurance

Subject to the laws of New York, the Corporation may maintain insurance, as its expense, to protect itself and any director, officer, employee or agent of the Corporation against any expense, liability or loss of the general nature contemplated by this Article, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the laws of New York.

Section 506 – Severability

It is the intent of the Corporation to indemnify its officers and directors to the fullest extent authorized by the laws of New York as they now exist or may hereafter be amended. If any portion of this Article shall for any reason be held invalid or unenforceable by judicial decision or legislative amendment, the valid and enforceable provisions of this Article will continue to be given effect and shall be construed so as to provide the broadest indemnification permitted by law.

If the New York Business Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of directors, the liability of a director of the Corporation, in addition to the limitation or personal liability provided herein, shall be further limited to the fullest extent permitted by the amended New  York Business Corporation Law.

Item 21. Exhibits and Financial Statement Schedules

The exhibits and financial statements filed as part of this Registration Statement are as follows:

(a) Exhibits

2.1

Agreement and Plan of Merger by and among Bridge Bancorp, Inc., The Bridgehampton National Bank and Hamptons State Bank, dated as of February 8, 2011 (incorporated by reference to Registrant’s Current Report on Form 8-K, File No. 0-18546, filed February 10, 2011).

3.1	Certificate of Incorporation of the registrant (incorporated by reference to Registrant’s amended Form 10, File No. 0-18546, filed October 15, 1990).

3.1(i)	Certificate of Amendment of the Certificate of Incorporation of the Registrant (incorporated by reference to Registrant’s Form 10, File No. 0-18546, filed August 13, 1999).

3.1(ii)	Certificate of Amendment of the Certificate of Incorporation of the Registrant (incorporated by reference to Registrant’s Definitive Proxy Statement, File No. 0-18546, filed November 18, 2008).

3.2	Revised By-laws of the Registrant (incorporated by reference to Registrant’s Form 8-K, File No. 0-18546, filed December 17, 2007).

5.0	Opinion of Luse Gorman Pomerenk & Schick, a Professional Corporation as to the legality of the securities being issued.

8.0	Form of Federal Tax Opinion of Luse Gorman Pomerenk & Schick, a Professional Corporation.

8.1	Form of Federal Tax Opinion of Harris Beach PLLC (including consent).

10.1	Amended and Restated Employment Contract — Thomas J. Tobin (incorporated by reference to Registrant’s Form 8-K, File No. 0-18546, filed October 9, 2007).

10.2	Amended and Restated Employment Contract — Howard H. Nolan (incorporated by reference to Registrant’s Form 10-K, File No. 0-18546, filed March 12, 2009).

10.3	Employment Contract — Kevin M. O’Connor (incorporated by reference to Registrant’s Form 8-K, File No. 0-18546, filed October 9, 2007).

10.5	Equity Incentive Plan (incorporated by reference to Registrant’s Form S-8, File No. 0-18546, filed August 14, 2006).

10.6	Supplemental Executive Retirement Plan (Revised for 409A) (incorporated by reference to Registrant’s Form 10-K, File No. 0-18546, filed March 14, 2008).

23.1	Consent of Independent Registered Public Accounting Firm — Bridge Bancorp, Inc.

23.2	Consent of Luse Gorman Pomerenk & Schick, a Professional Corporation (set forth in Exhibit 5.0).

24	Power of attorney (set forth on the signature pages to this Registration Statement).

99.1	Consent of Sandler O’Neill & Partners, Inc.

*  To be filed supplementally.

Item 22. Undertakings

(a)           The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)           The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.  This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)           The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Bridgehampton, New York, on March 24, 2011.

BRIDGE BANCORP, INC.

By:	/s/ Kevin M. O’Connor
Kevin M. O’Connor
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of Bridge Bancorp, Inc. (the “Company”) severally constitute and appoint Kevin M. O’Connor with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said Kevin M. O’Connor may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-4 relating to the offering of the Company common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said Kevin M. O’Connor shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Kevin M. O’Connor	President, Chief Executive	March 24, 2011
Kevin M. O’Connor	Officer and Director (Principal Executive Officer)

/s/ Howard H. Nolan	Senior Executive Vice President,	March 24, 2011
Howard H. Nolan	Chief Financial Officer and Treasurer

/s/ Sarah K. Quinn	Vice President, Controller and	March 24, 2011
Sarah K. Quinn	Principal Accounting Officer

/s/ Marcia Z. Hefter	Chairperson and Director	March 24, 2011
Marcia Z. Hefter

/s/ Dennis A. Suskind	Vice-Chair and Director	March 24, 2011
Dennis A. Suskind

/s/ Emanuel Arturi	Director	March 24, 2011
Emanuel Arturi

/s/ R. Timothy Maran	Director	March 24, 2011
R. Timothy Maran

/s/ Charles I. Massoud	Director	March 24, 2011
Charles I. Massoud

/s/ Albert E. McCoy, Jr.	Director	March 24, 2011
Albert E. McCoy, Jr.

/s/ Howard H. Nolan	Director	March 24, 2011
Howard H. Nolan

/s/ Rudolph J. Santoro	Director	March 24, 2011
Rudolph J. Santoro

/s/ Thomas J. Tobin	Director	March 24, 2011
Thomas J. Tobin